As filed with the Securities and Exchange Commission on November 12, 2013

Registration No. 333-191840

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VARONIS SYSTEMS, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	7372	57-1222280
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1250 Broadway, 31st Floor

New York, NY 10001

(877) 292-8767

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Yakov Faitelson

Chief Executive Officer and President

Varonis Systems, Inc.

1250 Broadway, 31st Floor

New York, NY 10001

(877) 292-8767

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Phyllis Korff, Esq. Yossi Vebman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Colin Diamond, Esq. Joshua Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$100,000,000	$12,880

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes offering price of shares that the underwriters have the option to purchase.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2013

            Shares

COMMON STOCK

Varonis Systems, Inc. is offering             shares of common stock. The selling stockholders identified in this prospectus are offering             shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We intend to apply to list the common stock on The Nasdaq Global Select Market under the symbol “VRNS.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

See “Underwriting” for a description of the compensation payable to the underwriters.

We and certain selling stockholders have granted the underwriters the right to purchase up to an additional             shares of common stock at the initial public offering price less the underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on             , 2013.

MORGAN STANLEY	BARCLAYS	JEFFERIES

RBC CAPITAL MARKETS
NEEDHAM & COMPANY

            , 2013

WE DEAL WITH HUMAN-GENERATE

UNSTRUCTURED **HUMAN-GENERATED DATA**

WORD FILES

SPREADSHEETS

PRESENTATIONS

EMAILS

- **GENERATED BY EVERY EMPLOYEE IN EVERY ORGANIZATION**
- **MASSIVE VOLUMES**
- **FOCUS OF VARONIS' SOLUTIONS**

DATA

FILES

IMAGE, AUDIO
& VIDEO FILES

UNABATED GROWTH OF DATA...

10x

Growth in number of servers (virtual & physical)*

14x

Amount of information managed directly by enterprise data centers*

1.5x

Growth of IT professionals*

...PRESENTS DISRUPTIVE OPPORTUNITIES

*Source: The December 2012 IDC study which provides estimates for 2012 - 2020.

We, the selling stockholders and underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing, you should carefully read this entire prospectus, including our consolidated financial statements and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements.” Unless the context requires otherwise, the words “we,” “us,” “our” and “Varonis” refer to Varonis Systems, Inc. and its subsidiaries.

VARONIS SYSTEMS, INC.

Overview

We provide an innovative software platform that allows enterprises to map, analyze, manage and migrate their unstructured data. We specialize in human-generated data, a type of unstructured data that includes an enterprise’s spreadsheets, word processing documents, presentations, audio files, video files, emails, text messages and any other data created by employees. This data often contains an enterprise’s financial information, product plans, strategic initiatives, intellectual property and numerous other forms of vital information. Our Metadata Framework is a proprietary technology platform that extracts critical metadata, or data about data, from an enterprise’s IT infrastructure and uses this contextual information to map functional relationships among employees, data objects, content and usage. IT and business personnel deploy our software for a variety of use cases, including data governance, data security, archiving, file synchronization, enhanced mobile data accessibility and information collaboration.

In today’s information-based economy, enterprises must share, protect and manage their vital information assets; however, the rapid growth in data volume and complexity is making it significantly harder for enterprises to do so. The December 2012 International Data Corporation (IDC) Digital Universe Study, which we refer to as the IDC Study, estimates that the amount of digital information created and replicated will grow 39% from 2012 through 2020, and more than 90% of the data created in the next decade will be unstructured data. We believe that unstructured data represents a critical business asset, and enterprises are increasingly seeking ways to maximize the value of this data, while simultaneously ensuring that the data is appropriately secured and managed. Despite the importance of their digital assets, most enterprises have difficulty tracking who has access to selected data, who is responsible for that data, and which employees are accessing, creating, manipulating or deleting it.

The revolution in internet search occurred when search engines began to mine internet metadata, such as the links between pages, in addition to page content, thereby making the internet’s content more usable and consequently more valuable. Similarly, our Metadata Framework creates advanced searchable data structures and provides real-time intelligence about an enterprise’s massive volumes of human-generated content, to create more accessible, manageable and secure human-generated data.

We believe that the technology underlying our Metadata Framework is our primary competitive advantage. The strength of our solution is driven by several proprietary technologies and methodologies that we have developed, coupled with how we have seamlessly integrated them into our highly versatile Metadata Framework.

The broad applicability of our technology has resulted in our customers deploying our platform for numerous use cases. These use cases include: searchable logs of all human-generated data related activity; centralized visibility into the unstructured data of the enterprise; identification of sensitive data and monitoring its security, ownership and usage, thereby reducing potential exposures; identification of and tracking data ownership; business productivity enhancement through self-service data management; intelligent archiving and migration of data; creation of secure hybrid cloud functionalities; abnormal activity alerts and identification and security of high-risk data.

We believe that the diverse functionalities offered by our platform positions us at the intersection of several powerful trends in the digital universe. The addressable markets for the functionalities delivered by our platform are many and include portions of the markets defined by IDC as business intelligence and analytics; data integration and access; collaborative applications; storage software; and identity and access management. IDC estimates that the aggregate total spend of these established markets in 2012 was approximately $45 billion. We believe that our comprehensive product offering will attract a meaningful portion of this overall spend, resulting in a multi-billion dollar total addressable market. As we continue to innovate and introduce new products, we expect that the use cases for our solutions will expand, leading to incremental growth in our addressable market opportunity.

We sell the vast majority of our products and services to channel partners, including distributors and resellers, which sell to end-user customers, which we refer to in this prospectus as our customers. We believe that our sales model, which combines the leverage of a channel sales model with our highly trained and professional sales force, has played and will continue to play a major role in our ability to grow and to successfully deliver our unique value proposition for enterprise human-generated data. We target customers of all sizes, in all industries and in all geographies. As of September 30, 2013, we had over 2,100 customers, spanning leading firms in the financial services, public, consumer and retail, technology, healthcare, media and entertainment, energy and utilities, education and industrial sectors.

Our business model is characterized by strong revenue growth, growing repeat business and high gross margins. We have achieved significant growth and scale in the relatively short period of time since we started operations in 2005. For 2010, 2011 and 2012, our revenues were $28.9 million, $39.8 million and $53.4 million, respectively, representing year-over-year growth of 38% and 34% in 2011 and 2012, respectively. For the nine months ended September 30, 2012 and 2013, we had revenues of $34.9 million and $48.9 million, respectively, representing year-over-year growth of 40%. In 2010, 2011 and 2012, we had operating losses of $1.2 million, $3.4 million and $1.6 million, respectively. For the nine months ended September 30, 2012 and 2013, we had operating losses of $3.9 million and $7.4 million, respectively. In 2010, 2011 and 2012, we had net losses of $2.8 million, $3.8 million and $4.8 million, respectively. For the nine months ended September 30, 2012 and 2013, we had net losses of $7.0 million and $9.0 million, respectively.

Industry Background

According to IDC estimates, the amount of information created and replicated in 2012 alone exceeded 2.8 zettabytes, or trillions of gigabytes, and expects this amount of information to grow at a compound annual growth rate of 39% from 2012 through 2020, representing a greater than 50-fold increase between 2010 and 2020. Additionally, the IDC Study estimates that more than 90% of the data created in the next decade will be “unstructured” data. Unstructured data includes both human-generated data and machine-generated data, such as log files that servers generate. Often the most valuable and fastest growing asset a business owns is its human-generated data that its employees spend hours creating and refining every day.

The chart below depicts the three forms of data that are generated in enterprises globally:

Human-generated data is inherently difficult to manage, protect and analyze. This form of unstructured data can be easily created and shared by humans, but without additional structure or metadata context, it cannot be easily classified or tagged by existing solutions. As a result, enterprises miss opportunities to extract value from this strategic asset. This value loss contrasts with how enterprises have been able to extract value from structured data, which tends to reside in databases and can be easily reviewed and analyzed. The IDC Study estimated that while 23% of the digital universe contained information that might be valuable if analyzed, only 0.5% of the digital universe is in fact analyzed.

Prior to relational databases and business intelligence tools, enterprises lacked the ability to analyze and extract strategic value from their vast stores of structured data. Once the core analysis platform was developed for structured data, numerous additional tools, use cases and technologies emanated from the widespread adoption of the relational database. We believe that the ubiquity and growth of unstructured human-generated data is analogous to that of structured data, but the growth of unstructured, human-generated data is outpacing the growth of structured data. We see a similar ecosystem developing from the analysis of human-generated data and believe that our platform will continue to play a major role in harnessing the value of data for our clients.

Existing technologies are available to manage and extract value from machine-generated data; however, similar technologies for human-generated data are not widespread. Enterprises are slowly gaining a better understanding of the potential value of their human-generated data and are demanding solutions that allow them to manage, protect and extract value from it. There is a growing need for solutions that demonstrate the ability to function across many platforms, to scale effectively and to provide users with intelligent and actionable reporting.

Key Challenges in Managing Human-Generated Enterprise Data

The key challenges in managing human-generated enterprise data are:

•	lack of granular access control;

•	inability to track user data access activity;

•	challenges in aligning data ownership with business context;

•	growth of mobility leading to multiple access platforms;

•	limited capabilities of archiving and migration platforms;

•	inability to identify and classify sensitive data;

•	increasing regulatory compliance;

•	ineffective existing solutions; and

•	cyber-attacks and “hacktivism.”

Illustrative Use Cases of Varonis Solution within Enterprises

We have described below several functionalities and use cases that our customers have been able to deliver based on our technology platform. We intend to introduce new products and enhance the capabilities of our existing products to expand the use cases for our solutions.

Create a Searchable Log of All Historical Activity for any Human-Generated Data. IT and business personnel can use our software to monitor unstructured data events, including when files were created, deleted, modified, moved or accessed or when an email was sent, modified or deleted. This technology enables a variety of uses, such as finding lost or missing files, forensic investigations, usage profiling and compliance with industry regulations.

Provide Centralized Visibility into Unstructured Data. In addition to having the ability to search for usage, IT and business personnel have a granular map of all directory structures and access privileges from the perspective of data, users or groups, or content. This map allows for rapid responses to queries about who has access to a data set, what data a user or group can access, who deleted or moved files and many other day-to-day concerns facing IT and business personnel.

Multi-variable Search for Sensitive or Topic-Specific Data and Monitor its Security, Ownership and Usage and Reduce Potential Exposures. The Varonis Data Classification Framework allows enterprises to search their file systems for data that matches known sensitive data content patterns, such as credit card numbers, social security numbers, project names and client names and then cross-references that with metadata regarding which employees have accessed those files. This multi-variable search functionality allows enterprises to identify, tag and prioritize data based on specific user access patterns coupled with other relevant metadata.

Identify and Track Data Ownership. With the significant growth of unstructured data and the increased complexity of the infrastructure storing it, many enterprises have large volumes of data for which no designated owner exists in the system. Our platform can identify data that does not have an owner and recommends likely ownership candidates. Once confirmed, ownership is tracked in our Metadata Framework. This capability helps enterprises assign the correct owners for their data and enables subsequent analysis and search based on the owner, including functionality such as appropriate internal charging for data usage and storage.

Enhance Business Productivity Through Self-Service Data Management. We empower business personnel, who are the authors and ultimate owners of unstructured data, to grant and review data privileges and activity based on accessibility, context and usage, enabling more effective classification, migration, disposition and control. Historically, enterprises have relied on IT personnel to perform these tasks based on a generic set of policies or rules. This frequently led to excessive access privileges, stale, unused data or lost ownership. Our platform also allows business personnel to request access to desired folders through a self-service web portal that filters and routes the request to system-identified managers of data. Our software also periodically proactively prompts business unit personnel to review access and provides intelligent recommendations on whether access should be revoked based on an analysis of historical usage and access patterns. Moreover, our software enables time-based authorizations, whereby access to selected data expires after a given time period. Our platform can also be used by IT personnel to simulate and evaluate the impact of permission changes before actually implementing the change.

Intelligently Archive and Migrate Data. Enterprises store data in many places and must frequently move or delete it for various reasons, including compliance with retention policies, IT infrastructure upgrades, better accessibility, legal matters, security, disk space savings, corporate restructurings, divestitures or easier employee accessibility, such as moving all data pertaining to a given project into a Sharepoint folder for group collaboration. Many existing data migration and archiving solutions utilize time stamps to determine which data to move. Our Metadata Framework empowers businesses to search for data that meets specific criteria, such as its usage or lack thereof, its content, its file system attributes, and its accessibility, and then execute the automatic deletion or migration of this data on a one time or recurring schedule. Our platform can migrate data across storage platforms and domains.

Create Secure Hybrid Clouds for Content Collaboration. Employees are increasingly storing corporate data in public cloud services for remote working purposes, quick access from smartphones or tablets or sharing with external business partners, often without corporate approval or oversight. This can result in a significant amount of proprietary and regulated data leaking on to non-corporate devices outside of enterprise controls. Our DatAnywhere software helps enterprises overcome this problem by allowing them to offer the productivity gains, ease of use, and mobile device access typically associated with public cloud services, while ensuring their data stays on their existing IT infrastructure and adheres to existing policies and controls.

Highlight Abnormal Usage Activity. Our software automatically generates alerts when an employee’s data usage deviates from his or her historical patterns, such as accessing or deleting an abnormally large number of files. This functionality acts as a safeguard for enterprises to protect their data against misuse or theft and also provides other valuable insights, such as early detection of upcoming resignations.

Identify and Secure High-Risk Data. Enterprises need the ability to restrict access to confidential or proprietary files and information. For example, data belonging to key business functions such as finance, human resources, legal, or research and development, as well as stored customer data, such as credit card numbers, or social security numbers, constitute critical business assets that should be accessible by only the appropriate employees. Our platform allows enterprises to identify and remediate data lacking the appropriate level of security thereby reducing potential data theft, loss or misuse.

Our Growth Strategy

Our objective is to be the primary vendor to which enterprises turn to analyze, protect and transform into actionable intelligence their human-generated data. The following are key elements of our growth strategy:

•	extending our technological capabilities through innovation;

•	growing our customer base;

•	increasing sales to existing customers;

•	growing our sales force;

•	growing sales from our recently introduced products;

•	establishing our metadata framework as the industry standard; and

•	continuing our international expansion.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 12 before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	the market for our software that maps, analyzes, manages and migrates human-generated unstructured data is new and unproven and may not grow;

•	our quarterly results of operations have fluctuated and may fluctuate significantly due to variability in our revenues, which could adversely impact our share price;

•	our ability to hire, integrate and retain highly qualified engineers and productive sales and marketing personnel is critical to our success and growth;

•	if we fail to manage our rapid growth effectively, our business and results of operations will be adversely affected;

•	our failure to continually enhance and improve our human-generated unstructured data technology could adversely affect sales of our products;

•	we are dependent on the continued services and performance of our two founders, the loss of either of whom could adversely affect our business, results of operations and financial condition;

•	we may face increased competition in our market;

•	we have a history of losses, and we may not be profitable in the future;

•	we have a limited operating history, which makes it difficult to evaluate and predict our future prospects and may increase the risk that we will not be successful; and

•	concentration of our ownership among our executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Industry Data

This prospectus includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus. Furthermore, the IDC Study was sponsored by EMC Corporation, one of our largest channel partners and the holder of approximately 6.4% of our outstanding common stock (assuming the conversion of all of our preferred stock into common stock, which will occur immediately prior to the closing of this offering).

Our Principal Stockholders

Following the completion of this offering, our executive officers and directors, and 5% or greater stockholders consisting of Accel Europe Funds, Evergreen IV, LP, Pitango Venture Capital Funds, J.P. Morgan Affiliated Funds and EMC Corporation will beneficially own approximately         % of our outstanding common stock, or     % if the underwriters exercise their option in full to purchase additional shares.

Company Information

We were incorporated as a Delaware corporation in November 2004. Our principal executive office is located at 1250 Broadway, 31st Floor, New York, New York 10001. The telephone number at our principal executive office is (877) 292-8767. Our website address is www.varonis.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or that can be accessed through our website as part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

We use various trademarks and trade names in our business, including, without limitation, “Varonis,” “DatAdvantage,” “DataPrivilege,” “IDU Data Classification Framework,” “Metadata Framework,” “IDU Analytics,” “Data Transport Engine” and “DatAnywhere.” This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

THE OFFERING

Common stock offered:

By Varonis Systems, Inc.	shares ( shares if the underwriters exercise their option in full to purchase additional shares).

By selling stockholders	shares ( shares if the underwriters exercise their option in full to purchase additional shares).

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option in full to purchase additional shares).

Use of proceeds	Our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option in full to purchase additional shares) after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, research and product development, general and administrative matters, and capital expenditures. See “Use of Proceeds.”

Proposed Nasdaq Global Select Market symbol	“VRNS”

The number of shares of our common stock to be outstanding after this offering is based on              shares of our common stock outstanding as of September 30, 2013. The number of shares of common stock to be outstanding after this offering excludes, as of September 30, 2013:

•

3,397,310 shares of common stock reserved for issuance under our equity incentive plans as of September 30, 2013, of which options to purchase 3,302,804 shares of common stock had been granted at a weighted average exercise price of $3.75 per share; and

•

93,176 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series C preferred stock at an exercise price of $4.56 per share and 29,396 shares of common stock issuable upon the exercise of outstanding warrants to purchased Series E preferred stock at an exercise price of $11.48 per share.

Unless otherwise indicated, the information in this prospectus assumes the following:

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the closing of this offering;

•	the conversion of all outstanding shares of preferred stock into 15,082,141 shares of common stock, which will occur immediately prior to the closing of this offering;

•	an initial public offering price of $ per share of common stock, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 from our consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial data have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary to fairly reflect our consolidated results of operations data for the nine months ended September 30, 2012 and 2013 and our consolidated financial position as of September 30, 2013. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the nine months ended September 30, 2013 are not necessarily indicative of results of operations to be expected for the full year ending December 31, 2013 or any other period. You should read the following summary consolidated financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Licenses	$20,235	$25,436	$31,606	$19,461	$26,633
Maintenance and services	8,630	14,343	21,804	15,392	22,294

Total revenues	28,865	39,779	53,410	34,853	48,927
Cost of revenues(1)	2,396	3,524	4,928	3,421	4,508

Gross profit	26,469	36,255	48,482	31,432	44,419
Operating costs and expenses:
Research and development(1)	7,735	13,049	15,034	10,855	15,106
Sales and marketing(1)	16,608	22,095	30,036	20,900	30,823
General and administrative(1)	3,312	4,514	4,966	3,550	5,917

Total operating expenses	27,655	39,658	50,036	35,305	51,846

Operating loss	(1,186)	(3,403)	(1,554)	(3,873)	(7,427)
Financial expenses, net	(1,449)	(171)	(3,045)	(2,968)	(1,390)

Loss before income taxes	(2,635)	(3,574)	(4,599)	(6,841)	(8,817)
Income taxes	(126)	(224)	(247)	(205)	(174)

Net loss	$(2,761)	$(3,798)	$(4,846)	$(7,046)	$(8,991)

Net loss per share of common stock, basic and diluted(2)	$(0.81)	$(1.10)	$(1.29)	$(1.89)	$(2.32)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	3,427,823	3,460,612	3,756,761	3,732,888	3,875,403

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)			$(0.26)		$(0.47)

Pro forma weighted average shares outstanding used to compute pro forma net loss per share, basic and diluted (unaudited)(3)			18,838,902		18,957,544

	As of September 30, 2013
	Actual	Pro Forma(4)	Pro Forma as Adjusted(5)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term deposits	$15,598	$15,598
Working capital	1,751	1,751
Total assets	33,663	33,663
Deferred revenues, current and long-term	21,456	21,456
Warrants to purchase convertible preferred stock	2,866	—
Convertible preferred stock	43,775	—
Total stockholders’ equity (deficiency)	(45,257)	1,384

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Other Financial Data:
Non-GAAP operating loss(6)(7)	$(675)	$(3,168)	$(706)	$(3,143)	$(6,301)
Non-GAAP net loss(6)(8)	(1,179)	(3,796)	(803)	(3,482)	(6,357)

(1)	Includes non-cash stock-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenues	$12	$12	$41	$34	$20
Research and development	191	81	327	280	337
Sales and marketing	162	103	284	240	516
General and administrative	146	39	196	176	253

Total	$511	$235	$848	$730	$1,126

(2)	Basic and diluted net loss per share of common stock is computed based on the weighted average number of shares of common stock outstanding during each period. For additional information, see Note 2.v to our consolidated financial statements included elsewhere in this prospectus.
(3)	Pro forma net loss per share and pro forma weighted average shares outstanding give effect to (i) the conversion immediately prior to the closing of this offering of all outstanding shares of preferred stock into 15,082,141 shares of common stock and (ii) the resulting reclassification immediately prior to the closing of this offering of warrants to purchase preferred stock into warrants to purchase common stock, but does not include the issuance of shares of common stock in connection with this offering.
(4)	Pro forma gives effect to (i) the conversion immediately prior to the closing of this offering of all outstanding shares of preferred stock into 15,082,141 shares of common stock and (ii) the resulting reclassification immediately prior to the closing of this offering of the warrants to purchase convertible preferred stock into additional paid-in capital.

(5)	Pro forma as adjusted gives effect to (i) such conversion and reclassification as discussed in footnote (4) above and (ii) the issuance and sale of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(6)	We believe that the use of non-GAAP operating loss and non-GAAP net loss is helpful to our investors. These measures, which we refer to as our non-GAAP financial measures, are not prepared in accordance with GAAP. We calculate non-GAAP operating loss as operating loss excluding stock-based compensation expense related to employees and consultants. We calculate non-GAAP net loss as net loss excluding (i) non-cash stock-based compensation expense related to employees and consultants, and (ii) financial expenses resulting from the revaluation of warrants to purchase convertible preferred stock. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash stock-based compensation expense related to employees and consultants allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that excluding financial expenses with respect to revaluation of warrants to purchase convertible preferred stock allows for more meaningful comparison between our net loss from period to period, as following this offering, the warrants will be automatically converted into warrants to purchase our common stock, and as a result, will no longer be revalued at each balance sheet date. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time.
The non-GAAP financial data are not measures of our financial performance under U.S. GAAP and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies and exclude expenses that may have a material impact on our reported financial results. Further, non-cash stock-based compensation expense related to employees and consultants has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge our investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate our business.
(7)	The following table reconciles operating loss to non-GAAP operating loss:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Operating loss	$(1,186)	$(3,403)	$(1,554)	$(3,873)	$(7,427)
Excluding: non-cash stock-based compensation expense	511	235	848	730	1,126

Non-GAAP operating loss	$(675)	$(3,168)	$(706)	$(3,143)	$(6,301)

(8)	The following table reconciles net loss to non-GAAP net loss:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Net loss	$(2,761)	$(3,798)	$(4,846)	$(7,046)	$(8,991)
Excluding: non-cash stock-based compensation expense	511	235	848	730	1,126
Excluding: revaluation of convertible stock warrants	1,071	(233)	3,195	2,834	1,508

Non-GAAP net loss	$(1,179)	$(3,796)	$(803)	$(3,482)	$(6,357)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

The market for software that maps, analyzes, manages and migrates human-generated unstructured data is new and unproven and may not grow.

We believe our future success depends in large part on the growth of the market for software that enables enterprises to map, analyze, manage and migrate their human-generated, unstructured data. In order for us to market and sell our products, we must successfully demonstrate to enterprise IT and business personnel the potential value of their human-generated data and persuade them to devote a portion of their budgets to the single integrated solution that we offer to manage, protect and extract value from this resource. We cannot provide any assurance that enterprises will recognize the need for our products or, if they do, that they will decide that they need a solution that offers the range of functionalities that we offer. Software solutions focused on human-generated unstructured data may not yet be viewed as a necessity by enterprises, and accordingly, our sales effort is and will be focused in large part on explaining the need for, and value offered by, our solution. We can provide no assurance that the market for our solution will continue to grow at its current rate or at all. The failure of the market to develop would materially adversely impact our results of operations.

Our quarterly results of operations have fluctuated and may fluctuate significantly due to variability in our revenues which could adversely impact our share price.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Our revenues depend in part on the conversion of enterprises that have installed an evaluation license for our software into paying customers. In this regard, most of our sales are typically made during the last three weeks of every quarter. We may fail to meet market expectations for that quarter if we are unable to close the number of transactions that we expect during this short period and closings are deferred to a subsequent quarter. In addition, our sales cycle from initial contact to delivery of and payment for the software license generally becomes longer and less predictable with respect to large transactions and often involves multiple meetings or consultations at a substantial cost and time commitment to us. Although we try to minimize the potential impact of large transactions on our quarterly results of operations, the closing of a large transaction in a particular quarter may make it more difficult for us to meet market expectations in subsequent quarters and our failure to close a large transaction may adversely impact our revenues in a particular quarter. In addition, we base our current and future expense levels on our revenue forecasts and operating plans, and our expenses are relatively fixed in the short term. Accordingly, we would likely not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period.

The ability to attract, recruit and retain highly qualified engineers is critical to our success and growth.

Our future success and growth depends, in part, on our ability to continue to recruit and retain highly skilled personnel, particularly engineers. Any of our employees may terminate their employment at any time and competition for highly skilled engineering personnel is frequently intense, especially in Israel, where we have a substantial presence and need for qualified engineers. Moreover, to the extent we hire personnel from other companies, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. If we are unable to attract or retain qualified engineers, our ability to innovate, introduce new products and compete would be adversely impacted, and our financial condition and results of operations may suffer.

A failure to hire and integrate additional sales and marketing personnel or maintain their productivity could adversely affect our results of operations and growth prospects.

Our business requires intensive sales and marketing activities. Our sales and marketing personnel are essential to attracting new customers and expanding sales to existing customers, both of which are key to our future growth. We face a number of challenges in successfully expanding our sales force. We must locate and hire a significant number of qualified individuals, and competition for such individuals is intense. In addition, as we expand into new markets with which we have less familiarity, we will need to recruit individuals who are multilingual or who have skills particular to a certain geography, and it may be difficult to find candidates with those qualifications. We may be unable to achieve our hiring or integration goals due to a number of factors, including, but not limited to, the number of individuals we hire, challenges in finding individuals with the correct background due to increased competition for such hires and increased attrition rates among new hires. Furthermore, based on our past experience, it often can take up to one year before a new sales force member is trained and operating at a level that meets our expectations. We invest significant time and resources in training new members of our sales force and we may be unable to achieve our target performance levels with new sales personnel as rapidly as we have done in the past due to larger numbers of hires or lack of experience training sales personnel to operate in new jurisdictions. Our failure to hire a sufficient number of qualified individuals, or to integrate new sales force members within the time periods we have achieved historically, may materially impact our projected growth rate.

If we fail to manage our rapid growth effectively, our business and results of operations will be adversely affected.

We have experienced rapid growth in a relatively short period of time. Our revenues grew from $28.9 million in 2010 to $53.4 million in 2012. Our number of employees and independent contractors increased from 192 as of December 31, 2010 to 536 as of September 30, 2013. During this period, we also established and expanded our operations in a number of countries outside the United States. We intend to continue to aggressively grow our business. For example, we plan to continue to hire new employees, particularly in our sales and marketing and research and development groups. If we cannot adequately train these new employees, including our sales force, software engineers and customer support staff, our sales may not grow at the rates we project or our customers may lose confidence in the knowledge and capability of our employees. In addition, we are expanding our current operations, including in additional countries where we have not previously had a presence, and we intend to make direct and substantial investments to continue our expansion efforts. We must successfully manage our growth to achieve our objectives. Although our business has experienced significant growth in the past, we cannot provide any assurance that our business will continue to grow at the same rate, or at all.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to do the following:

•

effectively recruit, integrate, train and motivate a large number of new employees, including our sales force and engineers, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan;

•	satisfy existing customers and attract new customers;

•	effectively manage existing channel partnerships and expand to new ones;

•	successfully introduce new products and enhancements;

•	improve our key business applications and processes to support our business needs;

•

enhance information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing customer base;

•	enhance our internal controls to ensure timely and accurate reporting of all of our operations and financial results;

•	protect and further develop our strategic assets, including our intellectual property rights; and

•	make sound business decisions in light of the scrutiny associated with operating as a public company.

These activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. There are no guarantees we will be able to grow our business in an efficient or timely manner, or at all. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, results of operations and overall business.

Our failure to continually enhance and improve our human-generated unstructured data technology could adversely affect sales of our products.

The market is characterized by the exponential growth in human-generated unstructured data, rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools and computer language technology. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to a user’s data retention, security and governance needs, while minimizing the impact on database and file system performance. Our products must also successfully interoperate with products from other vendors.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to extend our technological expertise and develop new products or expand the functionality of our current products in a timely manner or at all. Even if we are able to anticipate, develop and introduce new products and expand the functionality of our current products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

•	failure to accurately predict market demand in terms of product functionality and to supply products that meet this demand in a timely fashion;

•	inability to interoperate effectively with the database technologies and file systems of prospective customers;

•	defects, errors or failures;

•	negative publicity or customer complaints about performance or effectiveness; and

•	poor business conditions, causing customers to delay IT purchases.

If we fail to anticipate market requirements or stay abreast of technological changes, we may be unable to successfully introduce new products, expand the functionality of our current products or convince our customers and potential customers of the value of our solutions in light of new technologies. Accordingly, our business, results of operations and financial condition could be materially and adversely affected.

We are dependent on the continued services and performance of our two founders, the loss of either of whom could adversely affect our business.

Our future performance depends on the continued services and continuing contributions of our two founders, Yakov Faitelson, our Chief Executive Officer and President, and Ohad Korkus, our Chief Technology Officer, to execute on our business plan, and to identify and pursue new opportunities and product innovations. The loss of services of either of Mr. Faitelson or Mr. Korkus could significantly delay or prevent the achievement of our development and strategic objectives. We carry key-man insurance on Mr. Faitelson and Mr. Korkus; however, the amount of any such insurance would likely be insufficient to compensate for the impact of losing their services.

We may face increased competition in our market.

While there are some companies which offer certain features similar to those imbedded in our solutions, as well as others with whom we compete in certain tactical use cases, we believe that we do not currently compete with a company that offers the same breadth of functionalities that we offer in a single integrated solution. Nevertheless, we do compete against a select group of software vendors that provide standalone solutions, similar to those found in our comprehensive software suite, in the specific markets in which we operate. We also face direct competition with respect to certain of our products, specifically DatAnywhere, Data Transport Engine and DatAdvantage for Directory Services. In the future, as customer requirements evolve and new technologies are introduced, we may experience increased competition if established or emerging companies develop solutions that address the human-generated unstructured data market. Furthermore, because we operate in a relatively new and evolving area, we anticipate that competition will increase based on customer demand for these types of products.

In particular, if a more established company were to target our market, we may face significant competition. They may have competitive advantages, such as greater name recognition, larger sales, marketing, research and acquisition resources, access to larger customer bases and channel partners, a longer operating history and lower labor and development costs, which may enable them to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we do. Increased competition could result in us failing to attract customers or maintain licenses at the same rate. It could also lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, reduced gross margins, longer sales cycles and loss of market share.

In addition, our current or prospective channel partners may establish cooperative relationships with any future competitors. These relationships may allow future competitors to rapidly gain significant market share. These developments could also limit our ability to obtain revenues from existing and new customers.

Our ability to compete successfully in our market will also depend on a number of factors, including ease and speed of product deployment and use, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to successfully address current or future competition in any one of these or other areas may reduce the demand for our products and adversely affect our business, results of operations and financial condition.

We have a history of losses, and we may not be profitable in the future.

We have incurred net losses in each year since our inception, including net losses of $2.8 million in 2010, $3.8 million in 2011, $4.8 million in 2012 and $9.0 million in the nine months ended September 30, 2013. Because the market for our software is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations. We expect our operating expenses to increase over the next several years as we hire additional personnel, particularly in sales and marketing and research and development groups, expand and improve the effectiveness of our distribution channels, and continue to develop features and applications for our software.

We have a limited operating history, which makes it difficult to evaluate and predict our future prospects and may increase the risk that we will not be successful.

We were established in 2004 and have a short history operating our business. This limited operating history, as well as the early stage of our relationships with many of our channel partners and customers, makes financial forecasting and evaluation of our business difficult. We also operate in a new and growing market that may not develop as expected. Because we depend in part on the market’s acceptance of our products, it is difficult to evaluate trends that may affect our business. If our assumptions regarding these trends and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in the market, our operating and financial results could differ materially from our expectations and our business could suffer.

Our future success will depend in large part on our ability to, among other things:

•	maintain and expand our business, including our customer base and operations, to support our growth, both domestically and internationally;

•	develop new products and services and bring products and services in beta to market;

•	renew maintenance and support agreements with, and sell additional products to, existing customers;

•	hire, integrate, train and retain skilled talent, including members of our sales force and software engineers; and

•	maintain compliance with applicable governmental regulations and other legal obligations, including those related to intellectual property, international sales and taxation.

If we fail to address these and other risks and difficulties, our business will be adversely affected and our business, operations and financial results will suffer.

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in information technology services, which in turn is dependent upon their overall economic health. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations and terrorist attacks on the United States, Europe, Asia Pacific or elsewhere, could cause a decrease in corporate spending on enterprise software in general.

Continuing uncertainty in the global economy, particularly in Europe, which accounted for approximately one-third of our revenues in 2012, makes it extremely difficult for our customers and us to forecast and plan future business activities accurately, and could cause our customers to reevaluate decisions to purchase our product or to delay their purchasing decisions, which could lengthen our sales cycles.

We have a significant number of customers in the financial services, the public sector and the pharmaceutical and manufacturing industries. A substantial downturn in any of these industries, or a reduction in public sector spending, may cause enterprises to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers may delay or cancel information technology projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general information technology spending. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our software. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

If we are unable to maintain successful relationships with our channel partners, our business could be adversely affected.

We rely on channel partners, such as distribution partners and resellers, to sell licenses and support and maintenance agreements for our software. In 2012, our channel partners fulfilled the vast majority of our sales, and we expect that sales to channel partners will continue to account for a substantial portion of our revenues for the foreseeable future. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners, and particularly the relationships we have with our larger channel partners, such as EMC, which accounted for 9.7% of our revenues for the year ended December 31, 2012 and 5.7% for the nine months ended September 30, 2013.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies. If our channel partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of others, or fail to meet the needs of our customers, our ability to grow our business, sell our software and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 30 days’ notice. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected.

If our technical support or professional services are not satisfactory to our customers, they may not renew their maintenance and support agreements or buy future products, which could adversely affect our future results of operations.

Our business relies on our customers’ satisfaction with the technical support and professional services we provide to support our products. While substantially all of our software is sold under perpetual license agreements, all of our maintenance and support agreements are sold on a term basis. Our customers typically purchase one year of software maintenance and support as part of their initial purchase of our products, with an option to renew their maintenance agreements. In order for us to maintain and improve our results of operations, it is important that our existing customers renew their maintenance and support agreements when the contract term expires. For example, our maintenance renewal rate for each of the years ended December 31, 2010, 2011 and 2012 was over 90% and maintenance and service revenues have increased as a percentage of our revenues in each of such years.

If we fail to provide technical support services that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew annual maintenance and support contracts and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could lead our customers not to renew their agreements with us or renew on terms less favorable to us, and therefore have a material and adverse effect on our business and results of operations.

Because we derive substantially all of our revenues and cash flows from sales of licenses for a single platform of products, failure of the four products in the platform to satisfy customers or to achieve increased market acceptance would adversely affect our business.

In 2012, we generated substantially all of our revenues from sales of licenses for our platform of products that encompasses four of our current products, DatAdvantage, DataPrivilege, IDU Classification Framework and

Data Transport Engine. Revenues derived from the sale of our only other product, DatAnywhere, are currently insignificant. We expect to continue to derive a majority of our revenues from license sales relating to this platform in the future. As such, market acceptance of this platform of products is critical to our continued success. Demand for licenses for our platform of products is affected by a number of factors, some of which are outside of our control, including continued market acceptance of our software by referenceable accounts for existing and new use cases, technological change and growth or contraction in our market. We expect the proliferation of unstructured data to lead to an increase in the data analysis demands, and data security and retention concerns, of our customers, and our software, including the software underlying our platform of products, may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our software, our business, operations, financial results and growth prospects will be materially and adversely affected.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business.

The success of our business depends on our ability to obtain, protect and enforce our trade secrets, trademarks, copyrights, patents and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyrights and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of November 7, 2013, we had 10 issued patents in the United States and 45 pending U.S. patent applications. We also had two patents issued and 49 applications pending for examination in non-U.S. jurisdictions, and 42 pending Patent Cooperation Treaty, or PCT, patent applications, all of which are counterparts of our U.S. patent applications. We may file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from patent and other intellectual property protection, we must monitor, detect and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which is costly and time-consuming. As a result, we may not be able to obtain adequate protection or to enforce our issued patents or other intellectual property effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and trade secrets. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure you that the steps taken by us will prevent misappropriation of our trade secrets or technology or infringement of our intellectual property. In addition, the laws of some foreign countries where we operate do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Moreover, industries in which we operate, such as data security, data retention and data governance are characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Successful claims of infringement or misappropriation by a third party could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others or to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. In some cases, we indemnify our channel partners and customers against claims that our products infringe the intellectual property of third parties. Defending against claims of infringement or being deemed to be infringing the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. If we are unable to protect our intellectual property rights and ensure that we are not violating the intellectual property rights of others, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Interruptions or performance problems associated with our website or support website may adversely affect our business.

Our continued growth depends in part on the ability of our existing and potential customers to quickly access our website and support website. Access to our support website is also imperative to our daily operations and interaction with customers, as it allows customers to download our software, fixes and patches, as well as open and respond to support tickets and register license keys for evaluation or production purposes. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including natural disasters, infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the performance of our websites, especially during peak usage times and as our software becomes more complex and our user traffic increases. If our websites are unavailable or if our users are unable to download our software, patches or fixes within a reasonable amount of time or at all, we may suffer reputational harm and our business would be negatively affected.

Real or perceived errors, failures or bugs in our software could adversely affect our growth prospects.

Because our software uses complex technology, undetected errors, failures or bugs may occur. Our software is often installed and used in a variety of computing environments with different operating system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into computing environments may expose undetected errors, compatibility issues, failures or bugs in our software. Despite testing by us, errors, failures or bugs may not be found in our software until it is released to our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our software, which could result in customer dissatisfaction and adversely impact the perceived utility of our products as well as our brand. Any of these real or perceived errors, compatibility issues, failures or bugs in our software could result in negative publicity, reputational harm, loss of or delay in market acceptance of our software, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

If our software is perceived as not being secure, customers may reduce the use of or stop using our software, and we may incur significant liabilities.

Our software involves the transmission of data between data stores, and between data stores and desktop and mobile computers, and may in the future involve the storage of data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities. While we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through our customer support services or customer usage of our products, we have no direct control over the substance of the content. Therefore, if customers use our software for the transmission of personally identifiable information and our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. While we maintain insurance coverage for some of the above events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Any or all of these issues could tarnish our reputation, negatively impact our ability to attract new customers or sell additional products to our existing customers, cause existing customers to elect not to renew their maintenance and support agreements or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our results of operations.

We are subject to federal, state and industry privacy and data security regulations, which could result in additional costs and liabilities to us or inhibit sales of our software.

Although our software does not transmit our customers’ data to us, we collect and utilize demographic and other information, including personally identifiable information, from and about users (such as customers, potential customers and others) as they interact with us over the internet and otherwise provide us with information whether via our website or blog or through email or other means. Users may provide personal information to us in many contexts, including through our direct telephonic support service, blog alert sign-up, product purchase, survey registration, or when accessing our online support portals or using other community or social networking features. Because we may collect and utilize this information, we are subject to laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and state breach notification laws. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Data Protection Directive established in the European Union and the Federal Data Protection Act recently implemented in Germany.

Further, the regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations. In addition, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our software. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Our use of open source software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, we cannot assure you that we have incorporated open source software into our own software in a manner that conforms with our current policies and procedures.

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation may adversely affect our business.

We believe that enhancing the “Varonis” brand identity and maintaining our reputation in the information technology industry is critical to our relationships with our customers and to our ability to attract new customers. Our brand recognition and reputation is dependent upon:

•	our ability to continue to offer high-quality, innovative and error- and bug-free products;

•	our ability to maintain customer satisfaction with our products;

•	our ability to be responsive to customer concerns and provide high quality customer support, training and professional services;

•	our marketing efforts;

•	any misuse or perceived misuse of our products;

•	positive or negative publicity;

•	interruptions, delays or attacks on our website; and

•	litigation or regulatory-related developments.

We may not be able to successfully promote our brand or maintain our reputation. In addition, independent industry analysts often provide reviews of our products, as well as other products available in the market, and perception of our product in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive than reviews about other products available in the market, our brand may be adversely affected. Furthermore, negative publicity relating to events or activities attributed to us, our employees, our channel partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our products and have an adverse effect on our business, results of operations and financial condition. Any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

Moreover, it may be difficult to enhance our brand and maintain our reputation in connection with sales to channel partners. Promoting our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets and geographies and as more sales are generated to our channel partners. To the extent that these activities yield increased revenues, these revenues may not offset the increased expenses we incur. If we do not successfully enhance our brand and maintain our reputation, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands, and we could lose customers, all of which would adversely affect our business, operations and financial results.

Our long-term growth depends, in part, on being able to continue to expand internationally on a profitable basis, which subjects us to risks associated with conducting international operations.

Historically, we have generated a majority of our revenues from customers in the United States. In 2012, approximately 60% of our total revenues were derived from sales in the United States. Nevertheless, we have operations across the globe, and we plan to continue to expand our international operations as part of our growth strategy. In particular, we expect to expand our operations in Latin America and Asia. The further expansion of our international operations will subject us to a variety of risks and challenges, including:

•	sales and customer service challenges associated with operating in different countries;

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•

difficulties in receiving payments from different geographies, including difficulties associated with currency fluctuations, payment cycles, transfer of funds or collecting accounts receivable, especially in emerging markets;

•	variations in economic or political conditions between each country or region;

•	economic uncertainty around the world and adverse effects arising from economic interdependencies across countries and regions;

•	compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;

•

compliance with laws and regulations for foreign operations, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our software in certain foreign markets, and the risks and costs of non-compliance;

•

heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;

•	reduced protection for intellectual property rights in certain countries and practical difficulties and costs of enforcing rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions and overlapping of different tax regimes.

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees, independent contractors and channel partners will comply with the formal policies we have and will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees, independent contractors and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

Significant changes in the contracting or fiscal policies of the public sector, or our failure to comply with certain laws or regulations, could have a material adverse effect on the business we do with the public sector.

We derive a portion of our revenues from governments and government-owned or -controlled entities (such as public health care bodies, educational institutions and utilities), which we refer to as the public sector in this prospectus, and we believe that the success and growth of our business will continue to depend on our successful procurement of public sector contracts. Factors that could impede our ability to maintain or increase the amount of revenues derived from public sector contracts include:

•	changes in public sector fiscal or contracting policies;

•	decreases in available public sector funding;

•	changes in public sector programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	potential delays or changes in the public sector appropriations or other funding authorization processes; and

•	delays in the payment of our invoices by public sector payment offices.

Furthermore, we must comply with laws and regulations relating to public sector contracting, which affect how we and our channel partners do business in both the United States and abroad. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, and temporary suspension or permanent debarment from public sector contracting.

The occurrence of any of the foregoing could cause public sector customers to delay or refrain from purchasing licenses of our software in the future or otherwise have an adverse effect on our business, operations and financial results.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We incorporate encryption technology into certain of our products and these products are subject to U.S. export control. We are also subject to Israeli export controls on encryption technology since our product development initiatives are primarily conducted by our wholly-owned Israeli subsidiary. We have obtained the required licenses to export our products outside of the United States. In addition, the current encryption means used in our products are listed in the “free means encryption items” published by the Israeli Ministry of Defense, which means we are exempt from obtaining an encryption control license. If the applicable U.S. or Israeli legal requirements regarding the export of encryption technology were to change or if we change the encryption means in our products, we may need to apply for new licenses in the United States and may no longer be able to rely on our licensing exception in Israel. There can be no assurance that we will be able to obtain the required licenses under these circumstances. Furthermore, various other countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries.

We are also subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the shipment of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite the contractual undertakings they have given us and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

If currency exchange rates fluctuate substantially in the future, our results of operations, which are reported in U.S. dollars, could be adversely affected.

Our functional and reporting currency is the U.S. dollar, and we generate a majority of our revenues and incur a majority of our expenses in U.S. dollars. Revenues and expenses are also incurred in other currencies, primarily Euros, New Israeli Shekels, or NIS, and Pounds Sterling. Accordingly, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. Furthermore, a strengthening of the U.S. dollar could increase the cost in local currency of our software to customers outside the United States, which could adversely affect our business, results of operations, financial condition and cash flows. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currencies. The weakening of the U.S. dollar against such currencies would cause the dollar equivalent of such expenses to increase. This could have a negative impact on our reported results of operations. We have in the past engaged in hedging activities, and any hedging strategies that we may implement in the future to mitigate currency risks, such as forward contracts, options and foreign exchange swaps related to transaction exposures, may not eliminate our exposure to foreign exchange fluctuations.

Our ability to use our net operating loss carryforwards, or NOLs, and other tax attributes may be limited if we undergo an “ownership change.”

Our ability to utilize our NOLs and other tax attributes could be limited if we undergo an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. An ownership change is generally defined as a greater than 50 percentage point increase in equity ownership by 5% stockholders in any three-year period. If an ownership change occurred as a result of the sale of our common stock pursuant to this offering, prior and future equity issuances, or the cumulative effect of such transactions, we may not be able to fully realize the benefits of these NOLs. Also, the cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

We are subject to income taxation in the United States, Israel and numerous other jurisdictions. Determining our provision for income taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. For example, we are currently subject to a tax audit in Florida relating to sales and excise taxes, and two audits in Israel. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Significant judgment is required to determine the recognition and measurement attributes prescribed in Accounting Standards Codification, or ASC 740-10-25. In addition, ASC 740-10-25 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our results of operations.

The enactment of legislation changing the United States taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

We conduct our operations in a number of jurisdictions worldwide and report our taxable income based on our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

We may require additional capital to support our business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our software, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financing to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our business is subject to the risks of fire, power outages, floods, earthquakes and other catastrophic events, and to interruption by manmade problems such as terrorism.

A significant natural disaster, such as a fire, flood or an earthquake, or a significant power outage could have a material adverse impact on our business, results of operations and financial condition. In the event our customers’ information technology systems or our channel partners’ selling or distribution abilities are hindered by any of these events, we may miss financial targets, such as revenues and sales targets, for a particular quarter.

Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, customers in that region may delay or forego purchases of our products, which may materially and adversely impact our results of operations for a particular period. In addition, acts of terrorism could cause disruptions in our business or the business of channel partners, customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our channel partners or customers that impacts sales at the end of our quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be augmented if the disaster recovery plans for us and our channel partners prove to be inadequate. To the extent that any of the above results in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Risks Related to our Operations in Israel

Conditions in Israel may limit our ability to develop and sell our products, which could result in a decrease of our revenues.

Our principal research and development facility, which also houses a portion of our support and general and administrative teams, is located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of terror activities and other hostilities. Political, economic and security conditions in Israel could directly affect our operations. We could be adversely affected by hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future armed conflicts, terrorist activities, tension along the Israeli borders or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations.

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli companies, companies with large Israeli operations and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel, Israeli businesses or Israeli citizens could, individually or in the aggregate, have a material adverse effect on our business in the future.

Some of our officers and employees in Israel are obligated to perform routine military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence, for a significant period, of one or more of our officers or key employees due to military service, and any significant disruption in our operations could harm our business.

We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us.

Under the Israeli Patents Law, 5727-1967, if there is no agreement that prescribes whether, to what extent and on what conditions, an employee is entitled to remuneration from commercialization of an invention developed by or with the contribution of such employee during his or her employment, then such matter may, upon application by the employee, be decided by a government-appointed compensation and royalties committee established under the Patents Law. In a decision issued in February 2010, the committee ruled that an employee’s assignment of a service invention to his employer does not necessarily negate the employee’s right to receive royalties or other compensation. In a subsequent decision of the Israeli Supreme Court from August 2012 the Supreme Court stated that even if the employee has signed an express written waiver of royalties for inventions made during his employment, the employee can still bring a compensation claim before the committee.

A significant portion of our intellectual property (including our patents) has been developed by our Israeli employees in the course of their employment for us. Our policy is to require all of our employees to execute invention assignment agreements upon commencement of employment, in which they assign their rights to potential inventions and acknowledge that they will not be entitled to additional compensation or royalties from commercialization of inventions. However, given the foregoing uncertainty with respect to the enforceability of a waiver of the right to future royalties, we may be required to pay royalties to our employees who have invented intellectual property that we have commercialized, which in turn may have a material adverse effect on our results of operations.

The tax benefits that are available to our Israeli subsidiary require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase its taxes.

Our Israeli subsidiary benefits from a status of a ‘‘Beneficiary Enterprise’’ under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (i.e. non-Israeli) investment in our Israeli subsidiary, we have determined that the effective tax rate to be paid by our Israeli subsidiary as a “Beneficiary Enterprise” has historically been below 10%. If our Israeli subsidiary does not meet the requirements for maintaining this status, for example, if the Israeli subsidiary materially changes the nature of its business, it may no longer be eligible to enjoy this reduced tax rate. As a result, our Israeli subsidiary will be subject to Israeli corporate tax at the standard rate, which is currently set at 25% for 2013, and will be increased to 26.5% starting on January 1, 2014. Even if our Israeli subsidiary continues to meet the relevant requirements, the tax benefits that the status of ‘‘Beneficiary Enterprise’’ provides may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that our Israeli subsidiary would pay would likely increase, as all of our Israeli operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if our Israeli subsidiary increases its activities outside of Israel, for example, through acquisitions, these activities may not be eligible for inclusion in Israeli tax benefit programs. The tax benefits derived from the status of “Beneficiary Enterprise” is dependent upon the ability to generate sufficient taxable income. Accordingly, our Israeli subsidiary may be unable to earn enough taxable income in order to fully utilize its tax benefits.

Risks Related to this Offering and Ownership of our Common Stock

Market volatility may affect our stock price and the value of your investment.

Following the completion of this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. The initial public offering price will be determined by negotiations between us, the underwriters and the selling stockholders. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	actual or anticipated fluctuations in our results or those of our competitors;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of any of our key personnel;

•	lawsuits threatened or filed against us;

•	changing legal or regulatory developments in the United States and other countries; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list the common stock on The Nasdaq Global Select Market under the symbol “VRNS.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of common stock when desired or the prices that you may obtain for your shares.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We expect to use the net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. As such, our management could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. For a further description of our intended use of the proceeds of the offering, see “Use of Proceeds.”

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Immediately following completion of this offering, we will have outstanding                     shares of our common stock, based on the number of shares outstanding as of                    , 2013. This includes the shares included in this offering, which may be resold in the public market immediately. The remaining                     shares are currently restricted securities. Substantially all of these shares are also subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus, as more fully described in “Underwriters.” Morgan Stanley & Co. LLC may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After this offering, the holders of an aggregate of              shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off and/or lock-up agreements.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and 5% or greater stockholders will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, such persons, acting together, will have the ability to control our management and affairs and substantially all matters submitted to our stockholders for approval, including the election and removal of directors and approval of any significant transaction. These persons will also have the ability to control our management and business affairs. Additionally, these persons’ interests may not be, at all times, the same as those of our other stockholders, and they may vote in a way that is adverse to other stockholders’ interests. Our officers and directors are not simply passive investors but also include our executive officers, and as such their interests as executives may at times be adverse to those of our passive investors.

This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $         per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common and preferred stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares from us or if we issue additional equity securities, you will experience additional dilution.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.”

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase our costs and expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will remain an “emerging growth company” for up to five years. If our non-convertible debt issued within a three year period or revenues exceeds $1 billion, or the market value of our common stock held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an “emerging growth company” as of the following fiscal year.

We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We will be required, pursuant to Section 404 of the Sarbanes–Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.

We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, each of the loan agreements for our credit facilities contains a prohibition on the payment of cash dividends. Until such time that we pay a dividend, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include:

•

authorizing “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock, which would increase the number of outstanding shares and could thwart a takeover attempt;

•	a classified board of directors whose members can only be dismissed for cause;

•	the prohibition on actions by written consent of our stockholders;

•	the limitation on who may call a special meeting of stockholders;

•	the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•	the requirement of at least 75% of the outstanding capital stock to amend any of the foregoing second through fifth provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. You can generally identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions that concern our expectations, strategy, plans or intentions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those projected in the forward looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding the growth of the market for our software;

•	our ability to grow our customer base;

•	our ability to increase sales to existing customers;

•	our intention to establish our Metadata Framework as an industry standard;

•	our ability to leverage our sales model;

•	our expectations regarding the effectiveness of our sales force and our ability to attract and retain customers;

•	our intent to penetrate further our existing markets and penetrate new markets;

•	our plans to invest in developing future products and expand the functionalities in our current products;

•	our plans to invest in research and development for the development of new products;

•	the unpredictability of our sales cycle; and

•	other factors discussed elsewhere in this prospectus.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not occur.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, based on an initial public offering price of $         per share, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of approximately $         million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $         million (or approximately $         million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming that the number of shares of common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

The principal purposes of this offering are to obtain additional capital, to increase our financial flexibility and visibility in the marketplace, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds we receive from this offering for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, research and product development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. We will have broad discretion over the uses of the net proceeds in this offering, and, as of the date of this prospectus, we have not allocated the net proceeds to particular uses. Until we use the proceeds we receive from this offering for the above mentioned purposes, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and obligations of the U.S. government and government agencies.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Each of the loan agreements for our credit facilities contains a prohibition on the payment of cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013, as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the closing of this offering and (ii) the resulting reclassification of the warrants to purchase convertible preferred stock into additional paid-in capital; and

•

on a pro forma as adjusted basis to give effect to (i) the conversion described in the preceding clause and (ii) the issuance and sale of common stock in this offering at an assumed initial public offering price of $         per share, midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except share amounts)
Cash and cash equivalents	$15,254	$15,254	$

Preferred A, B, C, D and E stock of $0.001 par value per share: 16,986,384 shares authorized, 15,082,141 shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted; Aggregate liquidation preference of $0	43,775	—
Stockholders’ equity (deficit):
Common stock of $0.001 par value per share: 26,000,000 shares authorized, 3,897,543 shares issued and outstanding, actual; 26,000,000 shares authorized, 18,979,684 shares issued and outstanding, pro forma; 26,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	4	19
Additional paid-in capital	4,008	50,634
Accumulated deficit	(49,269)	(49,269)

Total stockholders’ equity	$(45,257)	$1,384

Total capitalization	$(1,482)	$1,384	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficiency and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, and pro forma net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2013 was $1.2 million, or $0.06 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, as of September 30, 2013 after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into 15,082,141 shares of our common stock immediately prior to the closing of this offering and (ii) the resulting reclassification of the preferred stock warrant liability to additional paid-in capital.

After giving effect to the sale by us of                 shares of common stock in this offering at an initial public offering price of $         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2013 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2013	$
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering. If the underwriters exercise in full their option to purchase additional shares of common stock, the pro forma net tangible book value per share after giving effect to this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share, in each case calculated as described above.

The following table summarizes, on the same pro forma basis as of September 30, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                    , or approximately    %, and will increase the number of shares of common stock to be purchased by new investors to                      or approximately    %, of the total shares of common stock outstanding after the offering.

Assuming the underwriters’ option to purchase additional shares is exercised in full, sales by us in this offering will reduce the number of shares of common stock held by existing stockholders to                , or approximately     %, and will increase the number of shares of common stock to be purchased by new investors to                 , or approximately     %, of the total shares of common stock outstanding after the offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the consolidated balance sheets data as of December 31, 2010 from our audited consolidated financial statements that are not included in this prospectus. We have derived the unaudited consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the unaudited consolidated balance sheet data as of September 30, 2013 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Licenses	$ 20,235	$ 25,436	$ 31,606	$ 19,461	$ 26,633
Maintenance and services	8,630	14,343	21,804	15,392	22,294

Total revenues	28,865	39,779	53,410	34,853	48,927

Cost of revenues(1)	2,396	3,524	4,928	3,421	4,508

Gross profit	26,469	36,255	48,482	31,432	44,419
Operating costs and expenses:
Research and development(1)	7,735	13,049	15,034	10,855	15,106
Sales and marketing(1)	16,608	22,095	30,036	20,900	30,823
General and administrative(1)	3,312	4,514	4,966	3,550	5,917

Total operating expenses	27,655	39,658	50,036	35,305	51,846

Operating loss	(1,186)	(3,403)	(1,554)	(3,873)	(7,427)
Financial expenses, net	(1,449)	(171)	(3,045)	(2,968)	(1,390)

Loss before income taxes	(2,635)	(3,574)	(4,599)	(6,841)	(8,817)
Income taxes	(126)	(224)	(247)	(205)	(174)

Net loss	$(2,761)	$(3,798)	$(4,846)	$(7,046)	$(8,991)

Net loss per share attributable of common stock, basic and diluted(2)	$ (0.81)	$ (1.10)	$ (1.29)	$ (1.89)	$ (2.32)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	3,427,823	3,460,612	3,756,761	3,732,888	3,875,403
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)			$ (0.26)		$ (0.47)

Pro forma weighted average shares outstanding used to compute pro forma net loss per share, basic and diluted (unaudited)(3)			18,838,902		18,957,544

	As of December 31,		As of September 30,
	2011	2012	2013
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term deposits	$13,599	$14,813	$15,598
Working capital	9,245	7,931	1,751
Total assets	30,887	37,694	33,663
Deferred revenues, current and long-term	17,217	21,273	21,456
Warrants to purchase convertible preferred stock	2,321	5,774	2,866
Convertible preferred stock	37,959	37,959	43,775
Total stockholders’ deficiency	(33,853)	(37,448)	(45,257)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Other Financial Data:
Non-GAAP operating loss(4)(5)	$(675)	$(3,168)	$(706)	$(3,143)	$(6,301)
Non-GAAP net loss(4)(6)	(1,179)	(3,796)	(803)	(3,482)	(6,357)

(1)	Includes non-cash stock-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenues	$12	$12	$41	$34	$20
Research and development	191	81	327	280	337
Sales and marketing	162	103	284	240	516
General and administrative	146	39	196	176	253

Total stock-based compensation expense	$511	$235	$848	$730	$1,126

(2)	Basic and diluted net loss per share of common stock is computed based on the weighted average number of shares of common stock outstanding during each period. For additional information, see Note 2.v to our consolidated financial statements included elsewhere in this prospectus.
(3)	Pro forma net loss per share and pro forma weighted average shares outstanding give effect to (i) the conversion immediately prior to the closing of this offering of all outstanding shares of preferred stock into 15,082,141 shares of common stock and (ii) the resulting reclassification immediately prior to the closing of this offering of the warrants to purchase preferred stock into warrants to purchase common stock, but does not include the issuance of shares of common stock in connection with this offering.
(4)	We believe that the use of non-GAAP operating loss and non-GAAP net loss is helpful to our investors. These measures, which we refer to as our non-GAAP financial measures, are not prepared in accordance with GAAP. We calculate non-GAAP operating loss as operating loss excluding stock-based compensation expense related to employees and consultants. We calculate non-GAAP net loss as net loss excluding (i) non-cash stock-based compensation expense and (ii) financial expenses resulting from the revaluation of warrants to purchase convertible preferred stock. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash stock-based compensation expense related to employees and consultants allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that excluding financial expenses with respect to revaluation of convertible preferred stock warrants allows for more meaningful comparison between the net loss results from period to period, as following this offering, the warrants will be automatically converted into warrants to purchase our common stock and as a result, will no longer be revalued at each balance sheet date. Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time.

The non-GAAP financial data are not measures of our financial performance under U.S. GAAP and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies and exclude expenses that may have a material impact on our reported financial results. Further, non-cash stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge our investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate our business.
(5)	The following table reconciles operating loss to non-GAAP operating loss:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Operating loss	$(1,186)	$(3,403)	$(1,554)	$(3,873)	$(7,427)
Excluding: non-cash stock-based compensation expense	511	235	848	730	1,126

Non-GAAP operating loss	$(675)	$(3,168)	$(706)	$(3,143)	$(6,301)

(6)	The following table reconciles net loss to non-GAAP net loss:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Net loss	$(2,761)	$(3,798)	$(4,846)	$(7,046)	$(8,991)
Excluding: non-cash stock-based compensation expense	511	235	848	730	1,126
Excluding: revaluation of convertible stock warrants	1,071	(233)	3,195	2,834	1,508

Non-GAAP net loss	$(1,179)	$(3,796)	$(803)	$(3,482)	$(6,357)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We provide an innovative software platform that allows enterprises to map, analyze, manage and migrate their unstructured data. We specialize in human-generated data, a type of unstructured data that includes an enterprise’s word processing documents, spreadsheets, presentations, audio files, video files, emails, text messages and any other data created by employees. This data contains an enterprise’s financial information, product plans, strategic initiatives, intellectual property and other forms of vital information. Our proprietary Metadata Framework technology enables enterprises to gain actionable insights from their human-generated data by intelligently extracting critical metadata, or data about data, from an organization’s IT infrastructure and constructing a map of functional relationships among employees, data objects, content and usage through this contextual information.

We have been a pioneer in developing a software platform that allows enterprises to realize the value of their human-generated data in ways that are not resource-intensive and are easy to implement. The revolution in internet search occurred when search engines began to mine internet metadata, such as the links between pages, in addition to page content, thereby making the internet’s content more usable and subsequently valuable. Similarly, our Metadata Framework creates advanced searchable data structures and provides real-time intelligence about an enterprise’s massive volumes of human-generated content, making human-generated data more valuable to the organization. IT and business personnel deploy our software for a variety of use cases, including data governance, data security, archiving, file synchronization, enhanced mobile data accessibility and information collaboration.

We started operations in 2005 with a vision to make enterprise human-generated data more accessible, manageable, secure and actionable. We began offering our flagship product, DatAdvantage, which provides centralized visibility for all of an enterprise’s human-generated data, in 2006. Since then we have continued to invest in innovation and have consistently introduced new products to our customers, including DataPrivilege, which was introduced in 2006, as our self-service web portal for business users. In 2009, we introduced the IDU Classification Framework for sensitive data classification. We further enhanced our DatAdvantage offering by releasing DatAdvantage for Exchange governance in 2010 which enabled our customers to exercise control over the information being transferred through corporate e-mails. In 2011, we introduced DatAdvantage for Directory Services for increased visibility into Active Directory. More recently in 2012, we released the Data Transport Engine for intelligent data migration and archiving and DatAnywhere for secure hybrid cloud collaboration.

At the core of our technology is our ability to intelligently extract and analyze metadata from an enterprise’s vast, distributed data stores. The broad applicability of our technology has resulted in our customers deploying our platform for numerous use cases for both IT and business personnel. We currently have five products, and as of September 30, 2013, approximately 38% of our customers had purchased two or more products, one of which was DatAdvantage for almost all of these customers. We believe our existing customer base serves as a strong source of incremental revenues given the broad platform of products we have and the growing volumes and complexity of human-generated data our customers have. Our maintenance renewal rate for each of the years ended December 31, 2010, December 31, 2011 and December 31, 2012 was over 90%. Our key strategies to maintain our renewal rate include focusing on the quality and reliability of our customer service and support to ensure our customers receive value from our products, providing consistent software upgrades and having more dedicated renewal sales personnel.

We sell the vast majority of our products and services to channel partners, including distributors and resellers, which sell to end-user customers, which we refer to in this prospectus as our customers. We believe that our sales model, which combines the leverage of a channel sales model with our highly trained and professional sales force, has and will continue to play a major role in our ability to grow and to successfully deliver our unique value proposition for enterprise human-generated data. We target customers of all sizes, in all industries and all geographies. As of September 30, 2013, we had over 2,100 customers, spanning leading firms in the financial services, public, consumer and retail, technology, healthcare, media and entertainment, energy and utilities, education and industrial sectors. We believe our customer count is a key indicator of our market penetration and the value that our products bring to our customer base. We also believe our existing customers represent significant future revenue opportunities for us. The average spending per customer for each of the years 2010, 2011 and 2012 was approximately $65,000, $63,000 and $61,000, respectively.

We believe there is a significant growth opportunity in both domestic and foreign markets, which could include any organization that uses file shares, intranets and email for collaboration, regardless of region. Revenues from the United States accounted for approximately 60% of our revenues in 2012, while Europe, the Middle East and Africa accounted for approximately one-third of our revenues. While we expect sales in the United States to continue to account for a majority of revenues in the near- and medium- term, we expect sales in Asia-Pacific and Latin America to account for a larger proportion of revenues in the long-term. We expect both continued sales growth in the United States and international expansion to be key components of our growth strategy, and we will continue to market our products and services aggressively in international markets. We plan to continue to expand our international operations as part of our growth strategy. In particular, we expect to expand our operations in Latin America and Asia. The expansion of our international operations depends in particular on our ability to hire, integrate and retain local sales and marketing personnel in these international markets, acquire new channel partners and implement an effective marketing strategy. In addition, the further expansion of our international operations will increase our sales and marketing and general and administrative expenses, and will subject us to a variety of risks and challenges, including those related to economic and political conditions in each region, compliance with foreign laws and regulations, and compliance with domestic laws and regulations applicable to our international operations.

We derive revenues from license sales of our various products, various services, including initial maintenance contracts and professional services, and renewals. Substantially all of our license sales are derived from a platform of products, consisting of DatAdvantage, DataPrivilege, IDU Classification Framework and Data Transport Engine. As of December 31, 2010, 2011 and 2012 and September 30, 2013, 99.7%, 99.5%, 99.6% and 97.7% of our customers, respectively, had purchased DatAdvantage; 21.2%, 22.5%, 22.4% and 21.0% of our customers, respectively, had purchased DataPrivilege; and 9.5%, 15.4%, 20.0% and 22.0% of our customers, respectively, had purchased IDU Classification Framework. Less than 0.1% of our customers had purchased Data Transport Engine as of December 31, 2012 (introduced during that year), and 1.2% of our customers had purchased Data Transport Engine as of September 30, 2013. For the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2013, 72.8%, 67.5%, 63.5% and 59.7% of our customers, respectively, made standalone purchases of DatAdvantage, and 0.5% of our customers made standalone purchases of DataPrivilege. As of September 30, 2013, our customers made no standalone purchases of IDU Classification Framework or Data Transport Engine. Licenses sales accounted for 59.2% of our total revenues for the year ended December 31, 2012 and 54.4% of our total revenues for the nine months ended September 30, 2013. We expect maintenance and services revenues to continue to comprise a larger portion of our total revenues as our installed customer base grows.

Our business model is characterized by strong revenue growth, growing repeat business and high gross margin. We have achieved significant growth and scale in the relatively short period of time since we started operations in 2005. For 2010, 2011 and 2012, our revenues were $28.9 million, $39.8 million and $53.4 million, respectively, representing year-over-year growth of 38% and 34% in 2011 and 2012, respectively. For the nine months ended September 30, 2012 and 2013, we had revenues of $34.9 million and $48.9 million, respectively, representing year-over-year growth of 40%. In 2010, 2011 and 2012, we had operating losses of $1.2 million, $3.4 million and $1.6 million, respectively. For the nine months ended September 30, 2012 and 2013, we had operating losses of $3.9 million and $7.4 million, respectively. In 2010, 2011 and 2012, we had net losses of $2.8 million, $3.8 million and $4.8 million, respectively. For the nine months ended September 30, 2012 and 2013, we had net losses of $7.0 million and $9.0 million, respectively.

Our revenues have historically been mainly attributable to sales to new customers, and we expect to depend in the future on sales to new customers for much of the growth in our revenues. If we are unable to maintain our historical level of sales to new customers, this may adversely affect our results of operations and liquidity. In particular, if viable competitors enter the markets in which we operate, future products from these competitors may impact our ability to acquire new customers. In addition, if we are unable to deliver products that keep up with expected data growth and technological requirements, this will also impact our ability to acquire new customers.

Components of Operating Results

Revenues

Our revenues consist of licenses and maintenance and services revenues.

Licenses Revenues. License revenues reflect the revenues recognized from sales of software licenses to new customers and additional licenses to existing customers. Substantially all of our license revenues consist of revenues from perpetual licenses, under which we generally recognize the license fee portion of the arrangement upon delivery, assuming all revenue recognition criteria are satisfied. Customers may also purchase term license agreements, under which we recognize the license fee ratably, on a straight-line basis, over the term of the underlying maintenance contract, which is typically up to one year. We are focused on acquiring new customers and increasing revenues from our existing customers.

Maintenance and Services Revenues. Maintenance and services revenues consist of revenues from maintenance agreements and, to a lesser extent, professional services. Typically, when purchasing a perpetual license, a customer also purchases a one year maintenance contract for which we charge a percentage of the license fee. Customers may renew, and generally have renewed, their maintenance agreements for a fee that is based upon a percentage of the initial license fee paid. Customers with maintenance agreements are entitled to receive support and unspecified upgrades and enhancements when and if they become available during the maintenance period. We have experienced growth in maintenance revenues primarily due to increased license sales to new customers and high annual retention of existing customers. We recognize the revenues associated with maintenance ratably, on a straight-line basis, over the associated maintenance period. We measure the perpetual license maintenance renewal rate for our customers over a 12-month period, based on a dollar renewal rate for contracts expiring during that time period. Our maintenance renewal rate for each of the years ended December 31, 2010, December 31, 2011 and December 31, 2012 has been over 90%. We also offer professional services focused on both deployment and training our customers to fully leverage the use of our products. We recognize the revenues associated with these professional services on a time and materials basis as we deliver the services, provide the training or when the service term has expired.

The following table sets forth the percentage of our revenues that have been derived from licenses and maintenance and services revenues for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(As a percentage of total revenues)
Revenues:
Licenses	70.1%	63.9%	59.2%	55.8%	54.4%
Maintenance and services	29.9%	36.1%	40.8%	44.2%	45.6%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

We expect maintenance and services revenues to continue to comprise a larger portion of our total revenues as our installed customer base grows. Our products are used by a wide range of enterprises, including Fortune 500 corporations and small and medium-sized businesses. As of September 30, 2013, we had more than 2,100 customers across a broad array of company sizes and industries located in over 50 countries.

Cost of Revenues, Gross Profit and Gross Margin

Our cost of revenues consists of cost of maintenance and services revenues. Cost of maintenance and services revenues consists primarily of salaries and benefits, as well as commissions, bonuses and stock-based compensation for our maintenance and services employees, travel expenses and allocated overhead costs for facilities, IT and depreciation of equipment. We recognize expenses related to maintenance and services as they are incurred. We expect that our cost of maintenance and services revenues will increase in absolute dollars as we increase our headcount to support revenue growth.

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin has historically fluctuated slightly from period to period as a result of changes in licenses and maintenance and services mix.

Operating Costs and Expenses

Our operating costs and expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consists of salaries, employee benefits (including commissions and bonuses) and stock-based compensation. Operating costs and expenses also include allocated overhead costs for depreciation of equipment. Allocated costs for facilities primarily consist of rent and office maintenance. Operating costs and expenses are generally recognized as incurred. We expect personnel costs to continue to increase in absolute dollars as we hire new employees to continue to grow our business.

Research and Development. Research and development expenses primarily consist of personnel costs attributable to our research and development personnel, as well as allocated overhead costs. We expense research and development costs as incurred. We expect that our research and development expenses will continue to increase in absolute dollars as we increase our research and development headcount to further strengthen our technology platform and invest in the development of both existing and new products.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating costs and expenses and consists primarily of personnel costs, as well as marketing and business development costs, travel expenses and allocated overhead costs. We expect that sales and marketing expenses will continue to increase in absolute dollars, as we plan to expand our sales and marketing efforts, both domestically and internationally. We expect sales and marketing expenses to be our largest category of operating costs and expenses as we continue to expand our business worldwide.

General and Administrative. General and administrative expenses primarily consist of personnel and facility-related costs for our executive, finance, legal, human resources and administrative personnel. Other expenses are comprised of legal, accounting and other consultant fees and other corporate expenses and allocated overhead. We expect that general and administrative expense will increase in absolute dollars as we grow and expand our operations, including internationally, and prepare to operate as a public company, including higher legal, corporate insurance and accounting expenses, and the additional costs of achieving and maintaining compliance with the Sarbanes-Oxley Act and related regulations.

Financial Expenses, Net

Financial expenses, net consist primarily of charges to record outstanding warrants to purchase convertible preferred stock at fair value, interest earned on our cash, cash equivalents and short-term deposits and interest expense associated with our previously outstanding debt, foreign currency forward contract gains and losses, as well as foreign currency exchange gains and losses. Following completion of this offering, our outstanding warrants will automatically convert into warrants to purchase common stock and, upon such conversion, will no longer be classified as a liability on our consolidated balance sheet.

Income Taxes

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to U.S. income tax. To date, we have incurred accumulated net losses and have not recorded any U.S. federal tax provisions.

Because of our history of U.S. net operating losses, we have established a full valuation allowance against potential future benefits for deferred tax assets including loss carryforwards. Our income tax provision could be significantly impacted by estimates surrounding our uncertain tax positions and changes to our valuation allowance in future periods. We reevaluate the judgments surrounding our estimates and make adjustments as appropriate each reporting period.

Our Israeli subsidiary currently qualifies as a beneficiary enterprise which, upon fulfillment of certain conditions, allows it to qualify for a reduced tax rate based on the beneficiary program guidelines. See Note 11.g.2. to our audited consolidated financial statements appearing elsewhere in this prospectus.

In addition, we are subject to the continuous examinations of our income tax returns by different tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Results of Operations

The following tables are a summary of our consolidated statements of operations in dollars and as a percentage of our total revenues.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Statement of Operations Data:
Revenues:
Licenses	$20,235	$25,436	$31,606	$19,461	$26,633
Maintenance and services	8,630	14,343	21,804	15,392	22,294

Total revenues	28,865	39,779	53,410	34,853	48,927

Cost of revenues	2,396	3,524	4,928	3,421	4,508

Gross profit	26,469	36,255	48,482	31,432	44,419

Operating costs and expenses:
Research and development	7,735	13,049	15,034	10,855	15,106
Sales and marketing	16,608	22,095	30,036	20,900	30,823
General and administrative	3,312	4,514	4,966	3,550	5,917

Total operating expenses	27,655	39,658	50,036	35,305	51,846

Operating loss	(1,186)	(3,403)	(1,554)	(3,873)	(7,427)
Financial expenses, net	(1,449)	(171)	(3,045)	(2,968)	(1,390)

Loss before income taxes, net	(2,635)	(3,574)	(4,599)	(6,841)	(8,817)
Income taxes	(126)	(224)	(247)	(205)	(174)

Net loss	$(2,761)	$(3,798)	$(4,846)	$(7,046)	$(8,991)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(As a percentage of total revenues)
Statement of Operations Data:
Revenues:
Licenses	70.1%	63.9%	59.2%	55.8%	54.4%
Maintenance and services	29.9	36.1	40.8	44.2	45.6

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues	8.3	8.9	9.2	9.8	9.2

Gross profit	91.7	91.1	90.8	90.2	90.8

Operating costs and expenses:
Research and development	26.8	32.8	28.1	31.1	30.9
Sales and marketing	57.5	55.5	56.3	60.0	63.0
General and administrative	11.5	11.4	9.3	10.2	12.1

Total operating expenses	95.8	99.7	93.7	101.3	106.0

Operating loss	(4.1)	(8.6)	(2.9)	(11.1)	(15.2)
Financial expenses, net	(5.0)	(0.4)	(5.7)	(8.5)	(2.8)

Loss before income taxes, net	(9.1)	(9.0)	(8.6)	(19.6)	(18.0)
Income taxes	(0.4)	(0.5)	(0.5)	(0.6)	(0.4)

Net loss	(9.5)%	(9.5)%	(9.1)%	(20.2)%	(18.4)%

Comparison of the Nine Months Ended September 30, 2012 and 2013

Revenues

	Nine Months Ended September 30,
	2012	2013	% Change
	(In thousands)
Revenues:
Licenses	$19,461	$26,633	36.9%
Maintenance and services	15,392	22,294	44.8%

Total revenues	$34,853	$48,927	40.4%

	Nine Months Ended September 30,
	2012	2013
	(As a percentage of total revenues)
Revenues:
Licenses	55.8%	54.4%
Maintenance and services	44.2%	45.6%

Total revenues	100.0%	100.0%

Revenue growth was achieved primarily due to increased demand for our products and services from new and existing customers, mostly in the domestic market, as well as in international markets. The increase in license revenues was primarily driven by sales to 443 new customers, sales to existing customers, and sales of new products. As of September 30, 2012 and 2013, we had over 1,500 and 2,100 customers, respectively. The substantial majority of our license revenues was attributable to sales of perpetual licenses. The increase in maintenance and services revenue was primarily due to an increase in the sale of maintenance agreements resulting from the growth of our installed customer base. Of the license and first year maintenance and services revenues recognized in the nine months ended September 30, 2013, 68% was attributable to license and first year maintenance revenues from new customers gained during this period, and 32% was attributable to license and first year maintenance revenues from customers existing prior to the start of this period. Of the license and associated first year maintenance and services revenues recognized in the nine months ended September 30, 2012, 72% was attributable to revenues from new customers gained during this period, and 28% was attributable to revenues from customers existing prior to the start of this period. As of September 30, 2012 and 2013, 35% and 38%, respectively, of our customers had purchased more than one product.

Cost of Revenues and Gross Margin

	Nine Months Ended September 30,
	2012	2013	% Change
	(In thousands)
Cost of revenues	$3,421	$4,508	31.8%

	Nine Months Ended September 30,
	2012	2013
	(As a percentage of total revenues)
Total gross margin	90.2%	90.8%

The increase in cost of revenues was primarily related to an increase of $0.8 million in salaries and benefits expense due to increased headcount for support and professional services and a $0.2 million increase in facilities and allocated overhead. Although cost of revenues increased in absolute dollars, it declined as a percentage of revenues, reflecting an increase in productivity, as an increased proportion of sales of new products and maintenance and service offerings was generated from existing customers.

Operating Costs and Expenses

	Nine Months Ended September 30,
	2012	2013	% Change
	(In thousands)
Operating costs and expenses:
Research and development	$10,855	$15,106	39.2%
Sales and marketing	20,900	30,823	47.5%
General and administrative	3,550	5,917	66.7%

Total operating expenses	$35,305	$51,846	46.9%

	Nine Months Ended September 30,
	2012	2013
	(As a percentage of total revenues)
Operating costs and expenses:
Research and development	31.1%	30.9%
Sales and marketing	60.0%	63.0%
General and administrative	10.2%	12.1%

Total operating expenses	101.3%	106.0%

The increase in research and development expenses was primarily related to an increase of $3.3 million in salaries and benefits resulting from increased headcount as part of our focus on enhancing and developing our existing and new products. We also had an increase of $0.5 million in allocated overhead costs.

The increase in sales and marketing expenses was primarily related to a $7.2 million increase in salaries and benefits due to increased headcount in all regions to expand our sales force, and commissions on increased customer orders. The remainder of the increase was attributable to a $1.0 million increase in marketing related expenses, a $0.4 million increase in travel expenses and a $0.4 million increase in facilities and allocated overhead.

The increase in general and administrative expenses was related to an increase of $0.9 million in salaries and benefits due to increased headcount to support the overall growth of our business and an increase of $0.6 million in consulting and services fees primarily in connection with becoming a public company and $0.5 million for consulting and other services to support the overall growth of our business.

Financial Expenses, Net

	Nine Months Ended September 30,
	2012	2013	% Change
	(In thousands)
Financial expenses, net	$2,968	$1,390	(53.2)%

The substantial majority of the decrease in financial expenses, net was due to the revaluation of warrants to purchase convertible preferred stock.

Income Taxes

	Nine Months Ended September 30,
	2012	2013	% Change
	(In thousands)
Income taxes	$205	$174	(15.1)%

Income taxes for the nine months ended September 30, 2013 and 2012 remained substantially the same and comprised primarily of foreign income taxes and state taxes.

Comparison of Years Ended December 31, 2011 and 2012

Revenues

	Year Ended December 31,
	2011	2012	% Change
	(In thousands)
Revenues:
Licenses	$25,436	$31,606	24.3%
Maintenance and services	14,343	21,804	52.0%

Total revenues	$39,779	$53,410	34.3%

	Year Ended December 31,
	2011	2012
	(As a percentage of total revenues)
Revenues:
Licenses	63.9%	59.2%
Maintenance and services	36.1%	40.8%

Total revenues	100.0%	100.0%

Total revenue growth was attributable to the increased demand for our products and services from new and existing customers, primarily in the domestic market, as well as international markets. The increase in license revenues was primarily driven by sales to 473 new customers and sales of new products. As of December 31, 2011 and 2012, we had over 1,200 and 1,700 customers, respectively. The substantial majority of our license revenues was attributable to sales of perpetual licenses. Of the license and associated first year maintenance revenues recognized in the year ended December 31, 2012, 74% was attributable to revenues from new customers acquired in 2012 and 26% was attributable to revenues from customers existing on or before December 31, 2011. As of December 31, 2011 and 2012, 32% and 36%, respectively, of our customers had purchased more than one product.

In each of 2011 and 2012, our maintenance renewal rate was over 90%.

Cost of Revenues and Gross Margin

	Year Ended December 31,
	2011	2012	% Change
	(In thousands)
Cost of revenues	$3,524	$4,928	39.8%

	Year Ended December 31,
	2011	2012
	(As a percentage of total revenues)
Total gross margin	91.1%	90.8%

The increase in cost of revenues was primarily related to an increase of $1.1 million in salaries and benefits expense due to increased headcount in our support and professional services and a $0.2 million increase in travel expenses.

Operating Costs and Expenses

	Year Ended December 31,
	2011	2012	% Change
	(In thousands)
Operating costs and expenses
Research and development	$13,049	$15,034	15.2%
Sales and marketing	22,095	30,036	35.9%
General and administrative	4,514	4,966	10.0%

Total operating expenses	$39,658	$50,036	26.2%

	Year Ended December 31,
	2011	2012
	(As a percentage of total revenues)
Operating costs and expenses
Research and development	32.8%	28.1%
Sales and marketing	55.5%	56.3%
General and administrative	11.4%	9.3%

Total operating expenses	99.7%	93.7%

The increase in research and development expenses was primarily related to an increase of $1.9 million in salaries and benefits and stock-based compensation resulting from increased headcount as part of our focus on enhancing and developing our existing and new products.

The increase in sales and marketing expenses was primarily related to a $5.8 million increase in salaries and benefits due to increased headcount in all regions to expand our sales organization, as well as commissions on increased customer orders. The remainder of the increase was primarily attributable to a $1.5 million increase in marketing related expenses, a $0.3 million increase in travel expenses and a $0.2 million increase in facilities and allocated overhead.

The increase in general and administrative expenses was primarily related to an increase of $0.4 million in salaries and benefits due to increased headcount to support the overall growth of our business and an increase of $0.2 million in legal expenses.

Financial Expenses, Net

	Year Ended December 31,
	2011	2012	% Change
	(In thousands)
Financial expenses, net	$171	$3,045	1,680.7%

The increase in financial expenses, net was primarily as a result of an increase of $3.4 million in financial expenses, due to the non-cash revaluation of warrants to purchase convertible preferred stock. This was partially offset by an increase in foreign exchange gain of $0.3 million, which was primarily a result of the weakening of the U.S. dollar against the NIS.

Income Taxes

	Year Ended December 31,
	2011	2012	% Change
	(In thousands)
Income taxes	$224	$247	10.3%

Income taxes remained substantially the same and consists of state and foreign income taxes.

Comparison of Years Ended December 31, 2010 and 2011

Revenues

	Year Ended December 31,
	2010	2011	% Change
	(In thousands)
Revenues:
Licenses	$20,235	$25,436	25.7%
Maintenance and services	8,630	14,343	66.2%

Total revenues	$28,865	$39,779	37.8%

	Year Ended December 31,
	2010	2011
	(As a percentage of total revenues)
Revenues:
Licenses	70.1%	63.9%
Maintenance and services	29.9%	36.1%

Total revenues	100.0%	100.0%

Total revenue growth was attributable to the increased demand for our products and services from new and existing customers mostly in international markets, as well as the domestic market. The increase in licenses revenues was primarily driven by sales to 403 new customers, sales to existing customers, and sales of new products. As of December 31, 2010 and 2011, we had over 800 and 1,200 customers, respectively. The substantial majority of our license revenues was attributable to sales of perpetual licenses. Of the license and associated first year maintenance and services revenues recognized in the year ended December 31, 2011, 80% was attributable to revenues from new customers gained in 2011 and 20% was attributable to revenues from customers existing on or before December 31, 2010. Of the license and associated first year maintenance and services revenues recognized in the year ended December 31, 2010, 87% was attributable to revenues from new customers gained in 2010 and 13% was attributable to revenues from customers existing on or before December 31, 2009. As of December 31, 2010 and 2011, 27% and 32%, respectively, of our customers had purchased more than one product.

In each of 2010 and 2011, our maintenance renewal rate was over 90%.

Cost of Revenues and Gross Margin

	Year Ended December 31,
	2010	2011	% Change
	(In thousands)
Cost of revenues	$2,396	$3,524	47.1%

	Year Ended December 31,
	2010	2011
	(As a percentage of total revenues)
Total gross margin	91.7%	91.1%

The increase in cost of revenues was primarily related to an increase of $0.7 million in salaries and benefits expense due to increased headcount in our support and professional services and a $0.2 million increase in other professional services expense. The gross margin decreased by approximately 60 basis points from 2010 to 2011 primarily due to increased investment in our technical support and services for personnel and other costs to support our expanding customer base.

Operating Costs and Expenses

	Year Ended December 31,
	2010	2011	% Change
	(In thousands)
Operating costs and expenses
Research and development	$7,735	$13,049	68.7%
Sales and marketing	16,608	22,095	33.0%
General and administrative	3,312	4,514	36.3%

Total operating expenses	$27,655	$39,658	43.4%

	Year Ended December 31,
	2010	2011
	(As a percentage of total revenues)
Operating costs and expenses
Research and development	26.8%	32.8%
Sales and marketing	57.5%	55.5%
General and administrative	11.5%	11.4%

Total operating expenses	95.8%	99.7%

The increase in research and development expenses was primarily related to an increase of $4.4 million in salaries and benefits and stock-based compensation resulting from increased headcount as part of our focus on enhancing and developing our existing and new products, and a $0.2 million increase related to allocated overhead costs.

The increase in sales and marketing expenses was primarily related to a $4.3 million increase in salaries and benefits due to increased headcount in all regions to expand our sales organization, as well as commissions on increased customer orders. The remainder of the increase is attributable to a $0.7 million increase in travel expenses and a $0.2 million increase in marketing related expenses.

The increase in general and administrative expenses was primarily related to an increase of $0.9 million in salaries and benefits, stock-based compensation, and other related compensation, due to increased headcount to support the overall growth of our business, and $0.1 million in professional service fees related to accounting expenses.

Financial Expenses, Net

	Year Ended December 31,
	2010	2011	% Change
	(In thousands)
Financial expenses, net	$1,449	$171	(88.2)%

The substantial majority of the decrease in financial expenses, net was due to the revaluation of warrants to purchase convertible preferred stock.

Income Taxes

	Year Ended December 31,
	2010	2011	% Change
	(In thousands)
Income taxes	$126	$224	77.8%

Income taxes for 2011 were comprised primarily of foreign income taxes. The increase in income taxes 2011 compared with 2010 is primarily attributable to an increase in income in our foreign operations.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the seven quarters ended September 30, 2013. The data presented below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013
	(In thousands)
Revenues:
Licenses	$4,004	$7,604	$7,852	$12,146	$5,879	$10,498	10,256
Maintenance and services	4,797	4,929	5,667	6,411	6,701	7,339	8,254

Total revenues	8,801	12,533	13,519	18,557	12,580	17,837	18,510

Cost of revenues(1)	936	1,236	1,249	1,507	1,349	1,507	1,652

Gross profit	7,865	11,297	12,270	17,050	11,231	16,330	16,858

Operating costs and expenses:
Research and development(1)	3,608	3,591	3,656	4,179	4,519	4,875	5,712
Sales and marketing(1)	6,135	7,247	7,518	9,136	9,208	10,500	11,115
General and administrative(1)	1,526	939	1,085	1,416	1,539	2,220	2,158

Total operating expenses	11,269	11,777	12,259	14,731	15,266	17,595	18,985

Operating income (loss)	(3,404)	(480)	11	2,319	(4,035)	(1,265)	(2,127)
Financial income (expenses), net	(2,113)	(882)	27	(77)	(679)	(324)	(387)

Income (loss) before income taxes	(5,517)	(1,362)	38	2,242	(4,714)	(1,589)	(2,514)
Income taxes	(77)	(63)	(66)	(41)	(77)	(47)	(50)

Net income (loss)	$(5,594)	$(1,425)	$(28)	$2,201	$(4,791)	$(1,636)	$(2,564)

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013
	(As a percentage of total revenues)
Revenues:
Licenses	45.5%	60.7%	58.1%	65.5%	46.7%	58.9%	55.4%
Maintenance and services	54.5	39.3	41.9	34.5	53.3	41.1	44.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues	10.6	9.9	9.2	8.1	10.7	8.4	8.9

Gross profit	89.4	90.1	90.8	91.9	89.3	91.6	91.1

Operating costs and expenses:
Research and development	41.0	28.7	27.0	22.5	35.9	27.3	30.9
Sales and marketing	69.7	57.8	55.6	49.2	73.2	58.9	60.0
General and administrative	17.3	7.5	8.0	7.6	12.2	12.4	11.7

Total operating expenses	128.0	94.0	90.6	79.3	121.3	98.6	102.6

Operating income (loss)	(38.6)	(3.9)	0.2	12.6	(32.0)	(7.0)	(11.5)
Financial income (expenses), net	(24.0)	(7.0)	0.2	(0.4)	(5.4)	(1.8)	(2.1)

Income (loss) before income taxes	(62.6)	(10.9)	0.4	12.2	(37.4)	(8.8)	(13.6)
Income taxes	(0.9)	(0.5)	(0.5)	(0.2)	(0.6)	(0.3)	(0.3)

Net income (loss)	(63.5)%	(11.4)%	(0.1)%	12.0%	(38.0)%	(9.1)%	(13.9)%

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013
	(In thousands)
Other financial data:
Non-GAAP operating income (loss)(2)	$(3,194)	$(394)	$445	$2,437	$(3,841)	$(843)	$(1,617)
Non-GAAP net income (loss)	(2,953)	(959)	429	2,680	(4,229)	(978)	(1,149)

(1)	Includes non-cash stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013
	(In thousands)
Cost of revenues	$3	$5	$26	$7	$6	$5	$ 9
Research and development	94	29	157	47	59	126	151
Sales and marketing	28	39	173	44	66	199	252
General and administrative	85	13	78	20	63	92	98

Total non-cash stock-based compensation expense related to employees and consultants	$210	$86	$434	$118	$194	$422	510

(2)	We define non-GAAP operating loss as net operating loss excluding total non-cash stock-based compensation expense.

The following table reflects the reconciliation of operating loss measured in accordance with GAAP to non-GAAP operating loss:

	Three Months Ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013
	(In thousands)
Operating income (loss)	$(3,404)	$(480)	$11	$2,319	$(4,035)	$(1,265)	$(2,127)
Non-GAAP adjustments:
Total non-cash stock-based compensation expense	210	86	434	118	194	422	510

Non-GAAP operating income (loss)	$(3,194)	$(394)	$445	$2,437	$(3,841)	$(843)	$(1,617)

Seasonality and Quarterly Trends

Our quarterly results reflect seasonality in the sale of our products and services. Historically, we have experienced a pattern of increased license sales in the fourth quarter. This trend makes it difficult to achieve sequential revenue growth in the first quarter of the following year. Because of customer budget and purchasing trends, demand for our products and services is typically slowest in the first quarter has resulted in a decrease in quarterly revenues from the fourth quarter to the first quarter of the subsequent fiscal year. We expect these seasonal patterns to continue in the future. Our gross margins and operating loss have been affected by these historical trends because the majority of our expenses are relatively fixed quarter over quarter. The timing of revenues in relation to our expenses, much of which does not vary directly with revenues, has an impact on the cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses as a percentage of revenues in each calendar quarter during the year. The majority of our expenses is personnel-related costs, which consists of salaries, employee benefits (including commissions and bonuses) and stock-based compensation. As a result, we have not experienced significant seasonal fluctuations in the timing of expenses from period to period. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Our revenues increased in each quarter as compared with the same quarter in the prior year due to an increase in sales of our licenses to new customers as well as incremental sales to existing customers and due to increases in our maintenance and services revenues primarily resulting from increases in our installed base of customers.

Cost of revenues has increased in each quarter as compared with the same quarter in the prior year primarily due to the increased cost of providing maintenance and services to our expanding customer base.

Total operating costs and expenses increased in each quarter as compared with the same quarter in the prior year, primarily due to the addition of personnel in connection with the expansion of our business. Operating costs and expenses decreased sequentially as a percentage of revenues in each calendar year during each quarter presented above. Revenue seasonality also has an impact on operating costs and expenses as we typically experience a slight reduction in operating costs and expenses in the first quarter compared to the preceding year’s fourth quarter due to lower commission expenses. Operating costs and expenses in the fourth quarter increased due to increased commissions earned on customer orders entered into at year-end and expenses recorded in connection with year-end bonuses.

Liquidity and Capital Resources

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Net cash provided by (used in) operating activities	$1,503	$1,279	$1,732	$279	$782
Net cash used in investing activities	(1,006)	(1,006)	(642)	(243)	(1,191)
Net cash provided by (used in) financing activities	(1,645)	562	403	344	1,193

Increase (decrease) in cash and cash equivalents	$(1,148)	$835	$1,493	$380	$784

Since 2009, we have funded our operations primarily through cash generated from operations. Prior to 2009, we financed our operations through the sale of preferred stock and to a lesser extent cash generated from operations. On September 30, 2013, our cash and cash equivalents and short-term deposits of $15.6 million were held for working capital purposes and were invested primarily in deposits. We intend to increase our investment in capital expenditures in 2013, consistent with the growth in our business and operations. We believe that our existing cash and cash equivalents, short-term deposits and cash flow from operations will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

As of September 30, 2013, we had no outstanding debt under our credit facility agreements. We have begun incurring costs as a public company that we had not previously incurred prior to our initial public offering, including, but not limited to, increased directors’ and officers’ insurance, consultants fees, expenses for compliance with the Sarbanes-Oxley Act of 2002 and rules implemented by the SEC and various other costs.

Operating Activities

Net cash provided by operating activities is driven by sales of our products less costs and expenses, primarily payroll and related expenses. Collection of accounts receivable from the sales of our software offerings is a significant component of our cash flows from operating activities, as is the change in deferred revenues which represents unearned amounts billed to our channel partners, related to these sales.

For the nine months ended September 30, 2013, cash inflows from our operating activities were $0.8 million. Our cash needs resulted primarily from our net loss of $9.0 million, which included $3.4 million of non-cash charges. Our net loss was primarily driven by increased headcount of our sales force. Net cash provided by operating activities was also impacted by two of our historically known seasonal patterns (i) most of our sales are typically made during the last three weeks of every quarter, and (ii) our highest sales of products and services occur during the fourth fiscal quarter, with a low or negative sequential revenue growth in the first quarter. While both patterns had an impact on the large amount of accounts receivable as of the end of the December 31, 2012 fiscal year, the second pattern has historically caused our largest collections to occur during the first quarter, and a relatively lower collection during the second quarter. These seasonal trends also impact our operating income (loss) because the majority of our expenses are relatively fixed in the short term. In the third quarter of 2013, we experienced stronger than usual collections of our accounts receivable. For the nine months ended September 30,

2013, sources of cash inflows were from changes in our working capital, including a $5.9 million decrease in accounts receivable reflecting a decrease in our days’ sales outstanding (“DSO”) to approximately 72 days in the nine months ended September 30, 2013. The decrease in DSO reflects stronger than usual collection of accounts receivables from the sales of our software. Other sources of cash inflow were related to a $0.5 million decrease in prepaid expenses and other current assets and $0.3 million increase in accrued compensation and accrued expense and other liabilities, partially offset by a $0.4 million decrease in accounts payable due to the timing of payments.

For the nine months ended September 30, 2012, cash inflows from our operating activities were $0.3 million. Our cash requirements primarily reflected our net loss of $7.0 million, which included non-cash charges of $4.0 million. Net cash provided by operating activities is also affected by the seasonal patterns discussed above. Additional sources of cash inflows were from changes in our working capital, including a $3.8 million decrease in accounts receivable, due to increased collection of accounts receivables from the sales of our software, partially offset by a $0.2 million decrease in deferred revenues and a $0.1 million increase in prepaid expenses and other current assets. For the nine months ended September 30, 2012, our DSO was approximately 84 days and did not materially change from the year ended December 31, 2011.

For 2012, cash inflows from our operating activities were $1.7 million, reflecting our net loss of $4.8 million, which included non-cash charges of $4.7 million. Additional sources of cash inflows were from changes in our working capital, including a $4.4 million increase in accounts receivable, due to increased sales of our software offerings and a $0.7 million increase in prepaid expenses and other current assets, partially offset by a $4.1 million increase in deferred revenues, resulting from the growth in our installed customer base combined with strong maintenance and support renewal rates from our existing customers, a $1.8 million increase in accrued compensation and accrued expense and other liabilities and a $1.1 million increase in accounts payable due to the timing of payments. Our DSO was 83 days for the year ended December 31, 2012.

For 2011, cash inflows from our operating activities were $1.3 million, reflecting our net loss of $3.8 million, which included non-cash charges of $0.3 million. Additional sources of cash inflows were from changes in our working capital, including a $3.2 million increase in accounts receivable, due to increased sales of our software offerings, partially offset by a $5.5 million increase in deferred revenues, which represents unearned amounts billed to our channel partners, resulting from the growth in our installed customer base combined with strong maintenance and support renewal rates from our existing customers, a $2.4 million increase in accrued compensation and accrued expense and other liabilities and a $0.2 million increase in accounts payable due to the timing of payments. Our DSO was 82 days for the year ended December 31, 2011.

For 2010, cash inflows from our operating activities were $1.5 million, reflecting our net loss of $2.8 million, adjusted by non-cash charges of $2.5 million. Additional sources of cash inflows were from changes in our working capital, including a $4.7 million increase in accounts receivable, due to increased sales of our software offerings, partially offset by a $5.5 million increase in deferred revenues, which represents unearned amounts billed to our channel partners, resulting from the growth in our installed customer base combined with strong maintenance and support renewal rates from our existing customers, a $0.8 million increase in accrued compensation and accrued expense and other liabilities and a $0.2 million increase in accounts payable due to the timing of payments. Our DSO was 82 days for the year ended December 31, 2010.

Investing Activities

Our investing activities consist primarily of capital expenditures to purchase property and equipment, sales and purchases of short-term investments and changes in our restricted cash. In the future, we expect to continue to incur capital expenditures to support our expanding operations.

During the nine months ended September 30, 2012 and 2013, net cash used in investing activities of $0.2 million and $1.2 million, respectively, was primarily attributable to capital expenditures for technology hardware to support our growth during the period including hardware, software, office equipment and leasehold improvements.

During 2012, net cash used in investing activities of $0.6 million was primarily attributable to capital expenditures for technology hardware to support our growth during the period, as well as leasehold improvements on our corporate headquarters.

During 2011, net cash used in investing activities of $1.0 million was primarily attributable to $0.5 million in capital expenditures for technology hardware to support our growth during the period and $0.5 million net purchases of short-term investments.

During 2010, net cash used in investing activities of $1.0 million was primarily attributable to $0.6 million in capital expenditures for technology hardware to support our growth during the period and a $0.2 million increase in restricted cash related to hedging transactions.

Financing Activities

During the nine months ended September 30, 2013, net cash provided by (used in) financing activities of $1.2 million was attributable to proceeds received from the exercise of warrants to purchase shares of Series D convertible preferred stock and stock options.

During the nine months ended September 30, 2012, net cash provided by (used in) financing activities of $0.3 million was primarily attributable to $1.0 million proceeds received from the sale of common stock, which was partially offset by payments of $0.8 million for the repurchase of common stock.

In 2012, net cash provided by (used in) financing activities of $0.4 million was attributable to $1.0 million proceeds received from the sale of common stock and $0.2 million from the exercise of stock options, which was partially offset by payments of $0.8 million for the repurchase of common stock.

In 2011, net cash provided by (used in) financing activities of $0.6 million was attributable to $2.5 million proceeds received from the issuance of preferred stock and $0.4 million from the exercise of stock options, which was partially offset by payments of $1.9 million for the repurchase of common stock and $0.5 million for repayment of a long-term loan.

In 2010, net cash provided (used in) financing activities of $(1.6) million was primarily attributable to the repayment of a long-term loan.

Loan and Security Agreements

In November 2011, we entered into a loan and security agreement with Bridge Bank, N.A. The agreement includes a revolving line of credit that expires on November 14, 2013. We may borrow up to $5.0 million under the credit facility, subject to a borrowing base determined based on eligible accounts receivable and subject to a total maximum outstanding amount of $5.0 million. Interest on any drawdown under the revolving line of credit accrues at the prime rate (which cannot be lower than 3.25%) plus 0.50%. The interest rate as of September 30, 2013 was 3.75%. As of September 30, 2013, we had no balance outstanding under the credit facility as we have never utilized it. The agreement contains financial covenants and other customary affirmative and negative covenants, including covenants not to dispose of any business assets, engage in mergers or acquisitions or assume certain indebtedness without the lender’s consent. As part of the agreement, we granted the lender a security interest in our personal property, excluding intellectual property and other intangible assets. The agreement also contains customary events of default. We were in compliance with all covenants as of September 30, 2013.

In May 2012, we entered into a loan and security agreement with TriplePoint Capital LLC, or TriplePoint, which was amended in May 2013. The agreement provides us with a line of credit of up to $15 million, which we may draw from until June 30, 2015. Interest on any drawdown under the line of credit accrues at the prime rate (which cannot be lower than 3.25%) plus 6.25%. The interest rate as of September 30, 2013 was 9.5%. As of September 30, 2013, we had no balance outstanding under the line of credit as we have never utilized it. The agreement contains customary affirmative and negative covenants, including covenants not to engage in mergers or acquisitions or assume certain indebtedness without lender consent. As part of the agreement, we granted TriplePoint a first priority security interest in our personal property, excluding intellectual property and other intangible assets. The agreement also contains customary events of default. We were in compliance with all covenants as of September 30, 2013.

Contractual Payment Obligations

Our principal commitments primarily consist of obligations under leases for office space and motor vehicles. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2012 for the upcoming years were as follows:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Operating lease obligation(1)	$2,095	$1,351	$744	$—	$—

(1)	Subsequent to December 31, 2012, in May 2013, we signed additional agreements for office leases, which commenced on July 8, 2013 and July 17, 2013, for the United States and Israel, respectively. The total minimum lease payments for the lease in the United States are approximately $0.1 million per month for 37 months. The lease in Israel began in July 2013 for a portion of the premises and on January 2014 for an additional portion of the premises. The initial term of the lease expires on December 31, 2016, with an option to extend the term for an additional three years. As of the date of this prospectus, this new lease agreement will be the only effective lease agreement for office space in Israel for 2014. The total minimum lease payments for the lease are approximately $0.9 million annually for the entire premises for 41 months.

We have obligations related to unrecognized tax benefit liabilities totaling $0.15 million, which have been excluded from the table above as we do not think it is practicable to make reliable estimates of the periods in which payments for these obligations will be made. See Note 11 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

During the nine months ended September 30, 2012 and 2013 and in 2010, 2011 and 2012, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of the matters that are inherently uncertain.

Revenue Recognition

We generate revenues in the form of software license fees and related maintenance and services fees. License fees include perpetual and term license fees. Maintenance and services primarily consist of fees for maintenance services (including support and unspecified upgrades and enhancements when and if they are available) and professional services that are not essential to functionality of our software. Almost all our worldwide revenues are generated from sales to channel partners. We recognize revenues when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the software or services have been delivered;

•	the amount of fees to be paid is fixed or determinable;

•	the collection of the fees is probable;

•	there are no uncertainties surrounding product acceptance; and

•	there are no significant future performance obligations.

Signed agreements are used as evidence of an arrangement. If a contract does not exist, we have used a purchase order as evidence of an arrangement. In cases where both a signed contract and a purchase order exist, we consider the signed contract to be the final persuasive evidence of an arrangement. All of our software is delivered electronically. Electronic delivery occurs once we provide access to the software via a license key. We assess whether the fee is fixed or determinable at the outset of the arrangement, primarily based on the payment terms associated with the transaction. We do not generally offer extended payment terms. Our payment terms are primarily between 30 and 90 days from delivery of software and maintenance. We assess collectability of the fee based on a number of factors such as collection history and creditworthiness of the channel partner. If we determine that collectability is not probable, revenues are deferred until receipt of cash. Fees and arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenues are deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

Substantially all of our software licenses are perpetual licenses sold in multiple-element arrangements that include maintenance and may also include services.

Vendor specific objective evidence, or VSOE, of the fair value is not available for these perpetual software licenses as they are never sold without maintenance. VSOE of the fair value generally exists for all undelivered elements and for any services that are not essential to the functionality of the delivered software. We have defined classes of transactions, based on the value of licensed software products purchased from us. The prices of renewals for each class of transaction are determined as a fixed percentage of the total gross value of licensed software products the customer purchased. We account for delivered software licenses under the residual method. Under the residual method, VSOE of the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as licenses revenue. If evidence of VSOE of the fair value of one or more undelivered elements does not exist, all revenues are generally deferred and recognized when delivery of those elements occurs or when fair value can be established.

Maintenance agreements consist of fees for providing unspecified software updates on a when and if available basis and technical support for software products for an initial term, typically one year. Maintenance revenues are recognized ratably over the term of the agreement. We have established VSOE of the fair value of maintenance on perpetual licenses due to consistently priced standalone sales of maintenance.

When software is licensed for a specified term, fees for support and maintenance are generally bundled with the license fee over the entire term of the contract, typically one year. In these cases, we do not have VSOE of the fair value for support and maintenance. Revenues related to term license fees are recognized ratably over the contract term beginning on the delivery date of the software license key and continuing through the end of the term of the underlying maintenance contract, which is typically up to one year.

License arrangements may also include professional services. In determining whether professional services revenues should be accounted for separately from licenses revenues, we evaluate whether the professional services are considered essential to the functionality of the software using factors such as: the nature of our software products; whether they are ready for use by the customer upon receipt; the nature of our implementation services, which typically do not involve significant customization to or development of the underlying software code; the availability of services from other vendors; whether the timing of payments for licenses revenues is coincident with performance of services; and whether milestones or acceptance criteria exist that affect the realizability of the software license fee. Substantially all of our professional services arrangements are billed on a time and materials basis and, accordingly, are recognized as the services are performed. Training revenues are recognized as training services are delivered. To date, professional services have not been considered essential to the functionality of the software. VSOE of fair value of professional services is based upon stand-alone sales of those services. Payments received in advance of services performed are deferred and recognized when the related services are performed.

Generally, we do not offer credits or refunds and therefore have not recorded any sales return allowance for any of the periods presented. In addition, our revenue arrangements do not include a general right of return for delivered products. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts.

Stock-based Compensation Expense

We account for stock-based compensation granted to employees, non-employee directors and independent contractors in accordance with ASC 718, “Compensation-Stock Compensation” and ASC 505-50, “Equity-Based Payments to Non-Employees,” which require the measurement and recognition of compensation expense for all stock-based payment awards based on fair value.

The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model. The stock-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service period of the award, which is generally four years. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Key assumptions

The Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

•

Fair value of our common stock. Because our stock was not publicly traded prior to our initial public offering, we estimated the fair value of our common stock, as discussed in “Common stock valuations” below. Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

•

Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. For stock-option awards which were at the money when granted, as we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term on the simplified method available under SAB 110. For stock-option awards which were in the money when granted, we used an expected term which we believe is appropriate under these circumstances, which is not materially different than determining the expected term based on a lattice model.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes-Merton model change significantly, stock-based compensation for employees and consultants for future awards may differ materially compared with the awards granted previously.

The following table presents the assumptions used to estimate the fair value of options granted during the periods presented:

	Year ended December 31,			Nine Months Ended September 30, 2013
	2010	2011	2012
Expected term (in years)	6.25	6.25	6.25	6.25
Expected volatility	60%	60%	60-75%	60-75%
Risk-free rate	1.76%-3.28%	1.07%-2.41%	1.10%-1.24%	1.13%-2.29%
Dividend yield	0.0%	0.0%	0.0%	0.0%

We incurred non-cash stock-based compensation expense of $0.5 million, $0.2 million, $0.8 million and $1.1 million, during the years ended December 31, 2010 and 2011 and 2012 and during the nine month period ended September 30, 2013, respectively. We expect to continue to grant stock options in the future, and to the extent that we do, our actual share-based compensation expense for employees and consultants recognized will likely increase.

Common stock valuations

The fair value of the shares of common stock underlying our stock options was determined by our board of directors, with input from management. Our board of directors is comprised of a majority of non-employee directors with significant experience in the technology industry. We believe that our board of directors has the relevant experience and expertise to determine fair value of our common stock as of each respective grant date. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Practice Aid. The assumptions we used in the valuation model is based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	independent valuations performed at periodic intervals by independent third-party specialists;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•

our likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustments necessary to recognize a lack of marketability for our common stock;

•	trends and developments in our industry;

•	the purchase of our common stock and preferred stock by third party investors in arms-length transactions;

•	the market performance of comparable publicly traded technology companies;

•	U.S. and global economic and capital market conditions; and

•	the hiring of key personnel.

In the case of an initial public offering, the preferred stock would convert into common stock on a one to one basis, and accordingly would receive the same amount of proceeds per share as a share of common stock. In the case of a sale or liquidation of the company, the preferred stock would receive its liquidation preference and thereafter share in the remaining proceeds with the common stock, accordingly receiving a greater amount of proceeds per share than a share of common stock. Accordingly, we determined the fair value of our common stock under two scenarios and then applied a weighted average of these values based on their relative probabilities in order to calculate the final per share value.

•

First, we determined our firm value in an exit scenario due to a liquidity event, such as an initial public offering, or IPO, using the market approach and based on preliminary discussions with investment banks. In this scenario, which we refer to as a fully diluted scenario, all preferred stock, warrants for preferred stock and options for our common stock convert into, or are deemed to be exercised for, common stock. The firm value is divided by the resulting number of shares to determine a per share value.

•

Second, we determined our firm value using the discounted cash flow, or DCF, method to determine firm value in a sale scenario. We allocated the value between all elements of our capital structure (preferred stock, common stock, warrants for preferred stock and options for common stock) using the option pricing model, or OPM, on the assumption that our preferred stock benefitted from its liquidation preference, as follows:

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Under the DCF method we calculated our projected after-tax cash flows available to return to holders of invested capital, discounted back to present value using a discount rate (known as the weighted cost of capital), which represents the time value of money and the appropriate degree of risk inherent in a business and derived from an analysis of the cost of capital of publicly traded companies that we determined had businesses and financial risks similar to us as of each valuation date, as adjusted to reflect the risks inherent in our cash flows.

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Under the OPM, preferred and common stock are treated as a series of call options, with the preferred stock, having an exercise price based on the liquidation preference of the respective preferred stock. The OPM operates through a series of Black–Scholes–Merton option pricing models, with the strike prices of the options representing the upper and lower bounds of the proceed ranges that a security holder would receive upon a liquidity event. The strike prices occur at break points where the allocation of firm value changes among the various security holders. The common stock is presumed to have value only if funds available for distribution to stockholders exceed the value of the respective liquidation preferences at the time of a liquidity event. The OPM requires an enterprise level input of firm value or a transaction level input of specific security value (typically, a recently issued convertible preferred security) to anchor the allocation of firm value among the various classes of securities.

In making the final determination, we also applied a discount for lack of marketability and a voting right differential, as applicable, to our common stock and our founders’ stock, respectively.

Valuation multiples of the identified comparable companies were compared to our implied multiples to confirm the reasonableness of our enterprise value. As comparable companies, we selected other enterprise software public companies based upon their principal operational areas of business, similarity of business model and product offerings, primary license-based rather than software-as-a-service based delivery system, revenue model, size, growth prospects, and current and prospective profit potential. Our peer group companies have been consistent from the beginning of 2012.

We granted the following stock option awards, between January 1, 2012 and the date of this prospectus:

Option Grant Date	Number of Options Granted	Common Stock Fair Value Per Share of Common Stock at Grant Date	Exercise Price	Aggregate Grant Date Fair Value (2)
February 27, 2012	29,500	$12.10	$6.80	$244,260
February 27, 2012(1)	14,929	15.09	8.80	152,574
May 10, 2012	67,500	15.13	6.80	803,250
October 17, 2012	73,500	15.57	12.47	803,355
January 14, 2013	43,000	17.47	12.47	541,370
February 19, 2013	57,200	19.15	12.47	805,948
April 17, 2013	277,000	19.57	12.47	3,991,570
August 19, 2013	112,100	22.64	21.14	1,506,624
August 26, 2013	16,600	22.90	21.14	226,424
October 16, 2013	12,000	24.36	24.23	169,080
October 20, 2013	33,500	24.36	24.23	472,015

(1)	Stock options granted to founders.
(2)	Aggregate grant date fair value was determined using the Black-Scholes option pricing model.

Based upon the assumed midpoint of the initial public offering price range set forth on the cover page of this prospectus ($             per share), the aggregate intrinsic value of options outstanding as of September 30, 2013 was approximately $             million, of which approximately $             million related to vested options and approximately $             million related to unvested options.

We believe we applied a reasonable valuation method to determine the stock option exercise prices on the respective stock option grant dates. We obtained retrospective independent third party valuations that were performed with respect to the fair value of our common stock as of June 30, 2012 and September 30, 2012 and a contemporaneous independent third party valuations which were performed as of June 30, 2013, August 16, 2013 and September 30, 2013. A combination of factors led to changes in the fair value of our common stock. Certain of the significant factors considered by our board of directors to determine the fair value per share of our common stock for purposes of calculating stock-based compensation costs during this period included:

February 2012 grant. Our board determined the fair value of our common stock as of February 27, 2012 to be $12.10 per share and our founders’ stock to be $15.09 per share. As part of this determination, our board considered the valuation analyses conducted for June 30, 2012, and concluded that the continued development of our business made it appropriate to apply an interpolated value of our common stock as determined for June 2012. Specifically, our business continued to grow from February 2012 through June 2012 consistently. To arrive at these values, we allocated a 60% probability to an IPO and a 40% probability to a sale transaction arriving to unadjusted value of our common stock. Then we (1) applied a 15% discount due to lack of marketability to arrive at a final value of $12.10 per share for our non-founders common stock; and (2) added to the unadjusted value of our common stock a 6% premium to arrive at a fair value for our founders’ stock as our founders have the right to elect a board member, as well as have access to financial information and other privileges beyond those available to other holders of our common stock.

May 2012 grant. Our board determined the fair value of our common stock to be $15.13 per share as of May 10, 2012. As part of this determination, our board considered an independent third party valuation conducted for June 30, 2012. In order to estimate our firm value, we considered the value derived from a third-party sale of shares in an arms’ length transaction. We derived the fair value of our common stock from that firm value in an IPO scenario to which we attributed a 60% probability. In order to estimate our firm value based on a sale transaction, we prepared a detailed financial projections and discounted the future income that our business will generate. We used a discount rate of 15% for the DCF method in connection with that scenario. In addition, we considered the market performance of comparable publicly-traded technology companies. We considered the overall probability of a sale transaction to be 40%. We allocated that firm value to our common stock using the OPM assuming a liquidity event in 2.5 years. Applying these weightings, we arrived at a value of $16.81 per share of common stock, to which we applied a 10% discount due to lack of marketability, to arrive at a final value of $15.13 per share for our common stock.

October 2012 grant. Our board determined the fair value of our common stock to be $15.57 as of October 17, 2012. As part of this determination, our board considered an independent third party valuation conducted for September 30, 2012. For the purpose of this valuation, for an IPO scenario, we used the same methodologies, weightings and discounts as we had used to value our stock as of May 2012. Our operating and financial performance continued to grow consistently, and, accordingly, our value under the DCF increased slightly due to the passage of one quarter since the prior valuation. We allocated that firm value to our common stock using the OPM assuming a liquidity event in 2.5 years. We used a volatility of 75%. On this basis, we arrived at a value of $17.30 per share of common stock, which we discounted by 10% due to lack of marketability, to arrive at a final value of $15.57 per share for our common stock.

January 2013, February 2013 and April 2013 grants. Our board concluded that the continued development of our business made it appropriate to apply values of $17.47, $19.15 and $19.57, respectively, to our common stock, based upon a straight line interpolation between the concluded fair values from September 30, 2012 to June 30, 2013. Specifically, the increase in our common stock value between these dates was consistent with the increase in our revenues. There were no significant intervening events or conditions that were identified between September 30, 2012 and June 30, 2013. Accordingly, we determined that the reasonable approach was to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth of our business.

For June 30, 2013, our board determined the fair value of our common stock to be $21.14 per share. As part of this determination, our board considered a contemporaneous independent third party valuation. Our operating and financial performance continued to grow and favorable industry trends were noted in comparison to September 30, 2012, when we conducted the previous third party valuation. In addition our board considered (1) change in the receptiveness of US markets to technology companies and in particular, at that time, we were discussing the possibility of an IPO with investment banks and planned to commence preparation of an IPO in the coming months. and, as a result, an increase in the probability of the IPO scenario from 60% to 75%; (2) firm value derived from an IPO scenario based on discussions with the underwriters; (3) change in the time to liquidity event; and (4) consistent increase in the Company’s operating and financial performance.

In order to estimate our firm value, we considered low and high estimated valuations for the IPO applying a 75% overall probability of an IPO. For purposes of a sale transaction, we used the DCF model applying a discount rate of 14%. The resulting firm value was allocated among the elements of our capital structure using the OPM assuming a liquidity event in 1.5 years. We estimated the probability of a non-IPO transaction or exit event to be 25% as of that date. Applying these weightings, we arrived at a value of $23.26 per share of common stock, which we discounted by 10% due to lack of marketability, to arrive at a final value of $21.14 per share.

August 2013 grants. Our board determined the fair value of our common stock to be $22.64 and $22.90 per share as of August 19, 2013 and August 26, 2013, respectively, based upon a straight line interpolation between the concluded fair values as of August 16, 2013 to September 30, 2013. As part of this determination, our board considered contemporaneous independent third party valuations conducted as of August 16, 2013 and September 30, 2013. There were no significant intervening events or conditions that were identified between

August 16, 2013 and September 30, 2013. Accordingly, we determined that it was reasonable to take the estimated fair value based on the linear progression of the two valuations to reflect the ongoing growth of our business.

On August 16, 2013, in order to estimate our firm value, we considered information based on preliminary discussions with investment banks. Also, as we were progressing with our business plan, achieving forecasted revenue growth, we were progressing with our IPO process. We had narrowed the timing for the IPO from the fourth quarter of 2013 through the first quarter of 2014 to November - December 2013 and consequently increased the IPO probability from 75% to 85%. For purposes of a sale transaction, we used the DCF model applying a discount rate of 13.8%. The resulting firm value was allocated among the elements of our capital structure using the OPM assuming a liquidity event in 1.5 years. We estimated the probability of a non-IPO transaction or exit event to be 15% as of that date. Applying these weightings, we arrived at a value of $25.02 per share of common stock, which we discounted by 10% due to lack of marketability, to arrive at a final value of $22.52 per share.

On September 30, 2013, in order to estimate our firm value, we considered information based on preliminary discussions with investment banks. Also, our revenue growth continued to increase, along with the growth in market performance of comparable publicly-traded technology companies. We concluded the probability of an IPO scenario to be 85%. For purposes of a sale transaction, we used the DCF model applying a discount rate of 13.2%. The resulting firm value was allocated among the elements of our capital structure using the OPM, assuming a liquidity event in 1.5 years. We estimated the probability of a non-IPO transaction or exit event to be 15% as of that date. Applying these weightings, we arrived at a value of $26.92 per share of common stock, which we discounted by 10% due to lack of marketability, to arrive at a final value of $24.23 per share.

October 2013 grants. Our board determined the fair value of our common stock to be $24.36 per share as of October 16, 2013 and October 20, 2013, based upon a straight line interpretation from the concluded fair value as of September 30, 2013. There were no significant intervening events or conditions that were identified from September 30, 2013. Accordingly, we determined that it was reasonable to take the estimated fair value based on the linear progression from the valuation to reflect the ongoing growth of our business.

Income Taxes

We account for income taxes in accordance with the FASB ASC No. 740, or ASC 740, Accounting for Income Taxes. We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenues and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in the subsequent period when such a change in estimate occurs.

Management must exercise significant judgment to determine our provision for income taxes. To the extent that we believe any amounts are not more likely than not to be realized, we record a valuation allowance to reduce our deferred income tax assets. As of December 31, 2012, we had net operating loss carryforwards of $10.2 million and had recorded a full valuation allowance against these deferred net tax assets based on the available evidence at that time that it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future. While we believe the positions we have taken are appropriate, we record reserves for taxes to address potential exposures involving tax positions that we believe could be challenged by taxing authorities. We record a benefit on a tax position when we determine that it is more likely than not that the position is sustainable upon examination. For tax positions that are more likely than not to be sustained, we measure the tax position at the largest amount of benefit that has a greater than 50% likelihood of being realized when it is effectively settled.

Although we believe our reserves for uncertain tax positions are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserves for uncertain tax positions and any changes to the reserves that are considered appropriate, as well as the related net interest and penalties, if applicable.

Estimation of Fair Value of Warrants to Purchase Convertible Preferred Stock

Our outstanding warrants to purchase shares of our convertible preferred stock are subject to the requirements of ASC 480-10, which requires us to classify these warrants as long-term liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes-Merton option-pricing model, based on the estimated market value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying convertible preferred stock. These estimates, especially the market value of the underlying convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future. The fair value of the warrants amounted to $2,321, $5,774 and $2,866 as of December 31, 2011, December 31, 2012 and September 30, 2013, respectively in each case using the Black-Scholes-Merton option-pricing model based on the above assumptions.

Immediately prior to the closing of this offering, all outstanding warrants to purchase convertible preferred stock will become warrants to purchase our common stock and, as a result, will no longer be subject to ASC 480-10. The then-current aggregate fair value of these warrants will be reclassified from liabilities to additional paid-in capital, a component of stockholders’ equity, and we will cease to record any related periodic fair value adjustments.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Approximately 25% and 27% of our revenues for 2011 and 2012, respectively, were earned in non-U.S. dollar denominated currencies, mainly in the Euro and Pounds Sterling. Our expenses are generally denominated in the currencies in which our operations are located, primarily the U.S. dollar and NIS, and to a lesser extent the Euro and Pounds Sterling. Our NIS-denominated expenses consist primarily of personnel and overhead costs. Our consolidated results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would not have a material impact on our historical consolidated financial statements.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate dollar during the reporting period to the United States.

To date, we have used derivative financial instruments, specifically foreign currency forward contracts, to manage exposure to foreign currency risks, by hedging a portion of our forecasted expenses denominated in NIS expected to occur within six months. The effect of exchange rate changes on foreign currency forward contracts is expected to offset the effect of exchange rate changes on the underlying hedged item. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We had cash and cash equivalents and short-term deposits of $15.6 million as of September 30, 2013 (excluding $0.2 million of short-term restricted cash). We hold our cash and cash equivalents and short-term deposits for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income.

As of September 30, 2013, we had no outstanding obligations under our credit facility or line of credit. To the extent we enter into other long-term debt arrangements in the future, we would be subject to fluctuations in interest rates which could have a material impact on our future financial condition and results of operation.

Inflation

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

New and Revised Financial Accounting Standards

Section 107 of the JOBS Act permits emerging growth companies, such as us, to take advantage of the extended transition period in Section 13(a) of the Exchange Act, for adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued Accounting Pronouncements

We have reviewed recent accounting pronouncements and concluded that they are either not applicable to our business or that no material effect is expected on the consolidated financial statements as a result of their future adoption.

BUSINESS

Mission

Our mission is to help enterprises realize value from their unstructured data.

Overview

We provide an innovative software platform that allows enterprises to map, analyze, manage and migrate their unstructured data. We specialize in human-generated data, a type of unstructured data that includes an enterprise’s spreadsheets, word processing documents, presentations, audio files, video files, emails, text messages, and any other data created by employees. This data often contains an enterprise’s financial information, product plans, strategic initiatives, intellectual property and numerous other forms of vital information. Our Metadata Framework is a proprietary technology platform that extracts critical metadata, or data about data, from an enterprise’s IT infrastructure and uses this contextual information to map functional relationships among employees, data objects, content and usage. IT and business personnel deploy our software for a variety of use cases, including data governance, data security, archiving, file synchronization, enhanced mobile data accessibility and information collaboration.

In today’s information-based economy, enterprises must share, protect and manage their vital information assets; however, the rapid growth in data volume and complexity is making it significantly harder for enterprises to do so. The IDC Study estimates that the amount of digital information created and replicated will grow 39% from 2012 through 2020 and more than 90% of the data created in the next decade will be unstructured data. We believe that unstructured data represents a critical business asset, and enterprises are increasingly seeking ways to maximize the value of this data, while simultaneously ensuring that the data is appropriately secured and managed. Despite the importance of their digital assets, most enterprises have difficulty tracking who has access to select data, who is responsible for that data, and which employees are accessing, creating, manipulating or deleting it.

The revolution in internet search occurred when search engines began to mine internet metadata, such as the links between pages, in addition to page content, thereby making the internet’s content more usable and consequently more valuable. Similarly, our Metadata Framework creates advanced searchable data structures and provides real-time intelligence about an enterprise’s massive volumes of human-generated content, to create more accessible, manageable and secure human-generated data.

We believe that the technology underlying our Metadata Framework is our primary competitive advantage. The strength of our solution is driven by several proprietary technologies and methodologies that we have developed, coupled with how we have seamlessly combined them into our highly versatile Metadata Framework. Our technological advantage stems from us having developed a way to do each of the following:

•	determine which metadata to capture;

•	capture that metadata without imposing any strains or latencies on the enterprise’s computing infrastructure;

•	modify that metadata in a way which makes it comparable and analyzable despite it having originated from disparate IT systems;

•	create supplemental metadata, as needed, when the existing IT infrastructure’s activity logs are not sufficient;

•	decipher the key functional relationships of metadata, the underlying data, and its creators;

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use those functional relationships to create a graphical depiction, or map, of the data which will endure as enterprises add large volumes of data to their network and storage resources on a daily basis;

•	analyze the data and related metadata utilizing sophisticated algorithms, including cluster analyses and machine learning; and

•	visualize and depict the analyses in an intuitive manner, including simulating contemplated changes and automatically execute tasks that are normally manually intensive for IT and business personnel.

The broad applicability of our technology has resulted in our customers deploying our platform for numerous use cases. These use cases include: searchable logs of all human-generated data related activity; centralized visibility into the unstructured data of the enterprise; identification of sensitive data and monitoring its security, ownership and usage, thereby reducing potential exposures; identification of and tracking data ownership; business productivity enhancement through self-service data management; intelligent archiving and migration of data; creation of secure hybrid cloud functionalities; abnormal activity alerts and identification and security of high-risk data.

We believe that the diverse functionalities offered by our platform positions us at the intersection of several powerful trends in the digital universe. The addressable markets for the functionalities delivered by our platform are many and include portions of the markets defined by IDC as business intelligence and analytics; data integration and access; collaborative applications; storage software; and identity and access management. IDC estimates that the aggregate total spend of these established markets in 2012 was approximately $45 billion. We believe that our comprehensive product offering will attract a meaningful portion of this overall spend, resulting in a multi-billion dollar total addressable market. As we continue to innovate and introduce new products, we expect that the use cases for our solutions will expand, leading to incremental growth in our addressable market opportunity.

We sell the vast majority of our products and services to channel partners, including distributors and resellers, which sell to end-user customers, which we refer to in this prospectus as our customers. We believe that our sales model, which combines the leverage of a channel sales model with our highly trained and professional sales force, has played and will continue to play a major role in our ability to grow and to successfully deliver our unique value proposition for enterprise human-generated data. We target customers of all sizes, in all industries and in all geographies. As of September 30, 2013, we had over 2,100 customers, spanning leading firms in the financial services, public, consumer and retail, technology, healthcare, media and entertainment, energy and utilities, education and industrial sectors.

Industry Background

Human-Generated Enterprise Data

According to IDC estimates, the amount of information created and replicated in 2012 alone exceeded 2.8 zettabytes, or trillions of gigabytes, and expects this amount of information to grow at a compound annual growth rate of 39% from 2012 through 2020, representing a greater than 50-fold increase between 2010 and 2020. Additionally, it estimates that more than 90% of the data created in the next decade will be “unstructured” data. Unstructured data includes both human-generated data and machine-generated data, such as log files that servers generate. Often the most valuable and fastest growing asset a business owns is its human-generated data— that its employees spend hours creating and refining every day.

The chart below depicts the three forms of data that are generated in enterprises globally:

Human-generated data is inherently difficult to manage, protect and analyze. This form of unstructured data can be easily created and shared by humans, but without additional structure or metadata context, it cannot be easily classified or tagged by existing solutions. As a result, enterprises miss opportunities to extract value from this strategic asset. This value loss contrasts with how enterprises have been able to extract value from structured data, which tends to reside in databases and can be easily reviewed and analyzed. The IDC Study estimated that while 23% of the digital universe contained information that might be valuable if analyzed, only 0.5% of the digital universe is in fact analyzed.

Prior to relational databases and business intelligence tools, enterprises lacked the ability to analyze and extract strategic value from their vast stores of structured data. Once the core analysis platform was developed for structured data, numerous additional tools, use cases and technologies emanated from the widespread adoption of the relational database. We believe that the ubiquity and growth of unstructured human-generated data is analogous to that of structured data, but the growth of unstructured, human-generated data is outpacing the growth of structured data. We see a similar ecosystem developing from the analysis of human-generated data and believe that our platform will continue to play a major role in harnessing the value of data for our clients.

Key Challenges in Managing Human-Generated Enterprise Data

Lack of Granular Access Control. The rules governing access to data within enterprises are frequently poorly maintained and misconfigured, often resulting in employees with access to more data than they actually require for their job. Manual administration of access rights to unstructured data is impractical given the volume and growth of unstructured data. Furthermore, within each terabyte of data, hundreds of thousands of functional relationships exist between hierarchical directory structures, access control groups, and the users within those groups, making manual mapping and analysis nearly impossible. The IDC Study estimates that only 20% of data in the digital universe is protected. In a Forrester survey from the second quarter of 2012, 91% of enterprises identified data security as a high or critical priority. Inadequate management and protection can leave critical business data vulnerable to misuse, theft or loss. Damage to corporate reputation and breach remediation costs can be substantial, and IP theft can result in permanent loss of a competitive advantage.

Inability to Track User Data Access Activity. Activity logs help enterprises maintain a record of user data access and can assist in detecting security violations, performance problems and anomalous behavior. However, many businesses do not enable the activity logging subsystems provided on their file systems, email, and intranets, because these subsystems can be difficult to utilize and frequently slow down the existing IT infrastructure. Moreover, activity logs often reside on many different platforms, thereby creating a challenge for IT departments to fully decipher them and transform them into actionable intelligence. A 2012 survey conducted by Ponemon Institute reported that 23% of qualified respondents state that insider fraud incidents existed six months or longer before being discovered in their organizations.

Challenges in Aligning Data Ownership with Business Context. Most enterprises struggle to identify data owners who should make access and administrative decisions about their human-generated data. As a result, decisions regarding critical information assets often default to IT personnel who have no context regarding appropriate access and acceptable use. Without appropriate guidance from data owners, data cannot be adequately protected, managed, deleted or archived. Orphan data (data without any identifiable or clearly defined owner) represents a significant liability for enterprises.

Growth of Mobility Leading to Multiple Access Platforms. With the growth of cloud computing and bring-your-own-device (BYOD) policies in work environments, employees are choosing to save work files on public cloud storage services that give them the flexibility to access data on multiple disparate devices, including their laptops, home computers, smart phones and tablets. Many of these public cloud service providers and employee owned devices are outside the enterprise’s infrastructure, knowledge and control. Enterprises must bring all of their digital collaboration under one access governance umbrella in order to avoid the loss of critical intellectual capital, improve compliance, security and IT efficiency, improve business agility, and minimize the enterprise’s reputational risk. To make secure, mobile collaboration (including via public cloud servers) a reality, enterprises must enhance their file share systems to incorporate file synchronization, mobile accessibility, classification-driven access controls, cross-domain access management, and identity-centric logging and reporting.

Limited Capabilities of Archiving and Migration Platforms. Many enterprises do not have efficient unstructured data lifecycle management solutions. By allowing data to become stale, redundant, unusable or unorganized, business value is severely limited. For example, enterprises could benefit from a solution that searches data repositories for files associated with a specific employee, project or department and migrate them to a single folder to enable efficient collaborative use of that data or compliance with regulatory requirements. Intelligent identification of stale or redundant data would facilitate better decision making about data archival or deletion, thereby reducing the cost of managing the data and reducing the risk associated with data misuse. Enterprises would realize tremendous value from a solution that could, upon the completion of a migration, ensure that the data is accessible only to the right people.

Inability to Identify and Classify Sensitive Data. Enterprises often possess sensitive internal and client data such as credit card numbers, social security numbers, technology codes and confidential business plans, which if insufficiently protected are vulnerable to theft or misuse resulting in significant potential liability or financial losses. Enterprises struggle to identify files that contain sensitive data, so that they can be appropriately tracked and secured.

Increasing Regulatory Compliance. New and expanded regulations globally are placing incremental data protection requirements on enterprises. Regulations such as the Sarbanes-Oxley Act, Basel II and the Health Insurance Portability and Accountability Act of 1996, or HIPAA, have caused many enterprises to revisit their unstructured data governance policies and controls.

Ineffective Existing Solutions. Existing technologies are available to manage and extract value from machine-generated data; however, similar technologies for human-generated data do not exist. Enterprises are slowly gaining a better understanding of the potential value of their human-generated data and are demanding solutions that allow them to manage, protect and extract value from it.

Cyber Attacks and “Hacktivism.” Enterprises can experience attacks on their systems from both outside and inside their enterprises. Both forms of attack can result in the compromise of critical company IT systems and the loss of sensitive data. If effective access control mechanisms grant only legitimate users access permissions that are limited to their respective functions and responsibilities, then a compromised user account will provide a hacker with only limited access to enterprise data. Moreover, if effective activity monitoring is in place, compromised accounts are more likely to be detected and incident response will be more effective.

Size of Our Market Opportunity

We believe that the diverse functionalities offered by our platform position us at the intersection of several powerful trends in the digital enterprise data universe. We believe that the business intelligence and functionalities delivered by our platform define a new market, and we are not aware of any third party studies that accurately define our addressable market. According to industry sources, the functionality of our software platform does overlap with portions of markets defined and sized by IDC, including business intelligence and analytics ($13 billion), data integration and access software ($4 billion), collaborative applications ($9 billion), storage software ($15 billion), and identity and access management ($4 billion). IDC estimated that the aggregate total spend within these established markets in 2012 was approximately $45 billion. We believe that our comprehensive product offering will attract a meaningful portion of this overall spend, resulting in a multi-billion dollar addressable market. As we continue to innovate and introduce new products, the use cases for our solutions will expand, leading to incremental growth in our addressable market opportunity.

Illustrative Use Cases of Varonis Solution within Enterprises

We have described below several functionalities and use cases that our customers have been able to deliver based on our technology platform. We intend to introduce new products and enhance the capabilities of our existing products to expand the use cases for our solutions.

Create a Searchable Log of All Historical Activity for any Human-Generated Data. IT and business personnel can use our software to monitor unstructured data events, including when files were created, deleted, modified, moved or accessed or when an email was sent, modified or deleted. This technology enables a variety of uses, such as finding lost or missing files, forensic investigations, usage profiling and compliance with industry regulations.

Provide Centralized Visibility into Unstructured Data. In addition to having the ability to search for usage, IT and business personnel have a granular map of all directory structures and access privileges from the perspective of data, users or groups, or content. This map allows for rapid responses to queries about who has access to a data set, what data a user or group can access, who deleted or moved files and many other day-to-day concerns facing IT and business personnel.

Multi-variable Search for Sensitive or Topic-Specific Data and Monitor its Security, Ownership and Usage and Reduce Potential Exposures. The Varonis Data Classification Framework allows enterprises to search their file systems for data that matches known sensitive data content patterns, such as credit card numbers, social security numbers, project names and client names and then cross-references that with metadata regarding which employees have accessed those files. This multi-variable search functionality allows enterprises to identify, tag and prioritize data based on specific user access patterns coupled with other relevant metadata.

Identify and Track Data Ownership. With the significant growth of unstructured data and the increased complexity of the infrastructure storing it, many enterprises have large volumes of data for which no designated owner exists in the system. Our platform can identify data that does not have an owner and recommends likely ownership candidates. Once confirmed, ownership is tracked in our Metadata Framework. This capability helps enterprises assign the correct owners for their data and enables subsequent analysis and search based on the owner, including functionality such as appropriate internal charging for data usage and storage.

Enhance Business Productivity Through Self-Service Data Management. We empower business personnel, who are the authors and ultimate owners of unstructured data, to grant and review data privileges and activity based on accessibility, context and usage, enabling more effective classification, migration, disposition and control. Historically, enterprises have relied on IT personnel to perform these tasks based on a generic set of policies or rules. This frequently led to excessive access privileges, stale, unused data or lost ownership. Our platform also allows business personnel to request access to desired folders through a self-service web portal that filters and routes the request to system-identified managers of data. Our software also periodically proactively prompts business unit personnel to review access and provides intelligent recommendations on whether access should be revoked based on an analysis of historical usage and access patterns. Moreover, our software enables time-based authorizations, whereby access to selected data expires after a given time period. Our platform can also be used by IT personnel to simulate and evaluate the impact of permission changes before actually implementing the change.

Intelligently Archive and Migrate Data. Enterprises store data in many places and must frequently move or delete it for various reasons, including compliance with retention policies, IT infrastructure upgrades, better accessibility, legal matters, security, disk space savings, corporate restructurings, divestitures or easier employee accessibility, such as moving all data pertaining to a given project into a Sharepoint folder for group collaboration. Many existing data migration and archiving solutions utilize time stamps to determine which data to move. Our Metadata Framework empowers businesses to search for data that meets specific criteria, such as its usage or lack thereof, its content, its file system attributes, and its accessibility, and then execute the automatic deletion or migration of this data on a one time or recurring schedule. Our platform can migrate data across storage platforms and domains.

Create Secure Hybrid Clouds for Content Collaboration. Employees are increasingly storing corporate data in public cloud services for remote working purposes, quick access from smartphones or tablets or sharing with external business partners, often without corporate approval or oversight. This can result in a significant amount of proprietary and regulated data leaking on to non-corporate devices outside of enterprise controls. Our DatAnywhere software helps enterprises overcome this problem by allowing them to offer the productivity gains, ease of use, and mobile device access typically associated with public cloud services, while ensuring their data stays on their existing IT infrastructure and adheres to existing policies and controls.

Highlight Abnormal Usage Activity. Our software automatically generates alerts when an employee’s data usage deviates from his or her historical patterns, such as accessing or deleting an abnormally large number of files. This functionality acts as a safeguard for enterprises to protect their data against misuse or theft and also provides other valuable insights, such as early detection of upcoming resignations.

Identify and Secure High-Risk Data. Enterprises need the ability to restrict access to confidential or proprietary files and information. For example, data belonging to key business functions such as finance, human resources, legal, or research and development, as well as stored customer data, such as credit card numbers, or social security numbers, constitute critical business assets that should be accessible by only the appropriate employees. Our platform allows enterprises to identify and remediate data lacking the appropriate level of security thereby reducing potential data theft, loss or misuse.

Our Technology

Our proprietary technology extracts critical information about an enterprise’s stored human-generated data and uses this contextual information, or metadata, to create a functional map of an enterprise’s human-generated content. Our Metadata Framework technology has been architected to process large volumes of human-generated data and the related metadata at a massive scale with minimal demands on the existing IT infrastructure. All of our products utilize our Metadata Framework and a core single codebase, thereby streamlining our product development initiatives.

As a pioneer in human-generated unstructured data management and analysis, we developed our core technology eight years ago at a time when enterprise storage repositories were significantly smaller than they are today. According to IDC, in 2005 when we started operations, the global enterprise storage systems market had approximately 2.4 million terabytes of data. IDC estimates that as of 2012, global enterprise storage systems had approximately 28.1 million terabytes of data, a 42% compound annual growth. Storage volumes have become so large and complex that we believe the development of competing technology would be significantly more difficult than when we began the development of our solution. Moreover, this complexity hurdle increases in difficulty each year as evidenced by the IDC Study which estimates that between 2012 and 2020, the number of servers (virtual and physical) worldwide will grow by a factor of 10 and the amount of information managed directly by enterprise datacenters will grow by a factor of 14. However, over the same period the number of IT professionals will only grow by a factor of less than 1.5. We have eight years of accumulated knowledge regarding the functional relationships of enterprise data and eight years of iterative enhancements to our core software code. Consequently, we believe that the large, ongoing increases in enterprise data volumes and our technology leadership serve as effective competitive barriers for us.

In order to turn the customer’s raw human-generated data into actionable intelligence, our Metadata Framework:

•	determines which metadata to capture;

•	captures that metadata without imposing any strains or latencies on the customer’s computing infrastructure;

•	modifies that metadata in a way which makes it comparable and analyzable despite it having originated from disparate IT systems;

•	creates supplemental metadata, as needed, when the existing IT infrastructure’s activity logs are not enabled;

•	deciphers the key functional relationships of metadata, the underlying data, and its creators;

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uses those functional relationships to create a graphical depiction, or map, of the data which will endure as enterprises add large volumes of data to their network and storage resources on a daily basis;

•	analyzes the data and related metadata utilizing sophisticated algorithms, including cluster analyses and machine learning; and

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visualizes and depicts the analyses in an intuitive manner, including simulating changes contemplated, and automatically executes tasks that are normally manually intensive for IT and business personnel.

Our proprietary Metadata Framework technology acts as a significant competitive barrier due to its inherent superior technology which encompasses the following functionalities:

Determining Which Metadata to Capture. Any file or document saved or accessed creates a multitude of related data elements, or metadata, about that file, such as size, author, activity record, and access history. Four types of metadata need to be captured in order to build a computer-analyzable framework around the underlying human-generated data: (i) information about who is accessing the data and what they are doing; (ii) information stored on the file system regarding the security permissions, size and timestamps, among others; (iii) information stored in directory services about the users, groups, and enterprise structure; and (iv) metadata concerning the content of the file or document, such as the level of confidentiality and whether it contains regulated content. Each of these four categories contains numerous pieces of metadata, and a key element of our technology is identifying which metadata to capture and which metadata to leave unprocessed, thereby reducing the processing time of our technology. Much like an internet search engine extracts key tags, markers or identifiers, rather than searching every web page, our Metadata Framework intelligently identifies which data to extract and how to correlate and connect that data.

Capturing Metadata From Disparate IT Systems. Enterprise data resides in numerous IT systems, from email servers to Intranets to general network storage. Because each platform stores and represents its content and metadata differently, our technology seamlessly integrates with each one to create uniform directory structure and file system metadata, content information, and activity metadata. Once the metadata is captured from disparate IT systems, our technology aligns these different kinds of metadata and makes them comparable and analyzable.

Capturing Metadata Without Impacting System Performance. Every action by enterprise employees generates metadata. Consequently, the volumes of related metadata can be larger than the enterprise’s actual human-generated data itself. This presents a challenge as capturing these massive volumes of metadata in their entirety can exhaust storage and slow down computing power. Our platform utilizes advanced filter technology to continuously capture, aggregate, normalize and analyze each data access event for every user without requiring the underlying operating system to maintain an audit log and without relying on native auditing subsystems in Windows, UNIX, Exchange or SharePoint. Thus, information is collected without impacting the performance of the enterprise’s storage and file systems and other IT infrastructure.

Creating Metadata Where it is Lacking. Frequently, portions of the disparate IT systems being used in organizations do not provide the critical metadata, as enabling activity log functionality on those platforms frequently has a negative impact on computing and processing agility. In these instances, our Metadata Framework generates the necessary metadata from these systems and aggregates this metadata into our Metadata Framework for further analysis.

Deciphering Key Functional Relationships of Metadata to Create a Scalable Map of all Enterprise Human-Generated Data. Rather than preserving metadata elements in their raw, voluminous formats, our Metadata Framework distills the data to isolate only those data elements necessary for analysis by using distributed pre-processing and advanced data structures to represent each metadata element in a compact, efficient manner. This approach allows users to ask new questions at any time without having to rescan data stores, rebuild data structures or run computationally expensive queries. Our software allows different users to run a variety of queries, regardless of source of the platform-specific metadata. The Metadata Framework is also highly agile and can keep growing as the enterprise’s data volumes grow without need for any fundamental changes to the software solution in place.

Analyzing Data and Related Metadata. Data analytics is the key to identifying hidden patterns, unknown correlations and other useful information. Our software uses sophisticated algorithms, including cluster analyses and machine learning, to uncover insights about our customer’s human-generated content, providing information regarding data access, data permissions, data ownership, employee/group collaborations, and risk exposure. These analytics empower IT and business personnel to make data-driven decisions that make their enterprises more efficient, reduce risk and provide a competitive advantage.

Visualization, Simulation and Execution. Our platform provides an intuitive, user-friendly web interface for data owners and business users, and a robust application to enable analytics, simulation, and administration for IT staff. The web interface automates data access requests and their authorizations by data owners and IT personnel, entitlement reviews and business data policy implementation. Our interface effectively communicates the actionable results of our analytics to all user constituents within an enterprise enabling users to get better insights into the enterprise’s human-generated data while also facilitating changes to the data as required for business purposes. In fact, our platform can also be used by IT personnel to simulate changes to data to evaluate the impact of those changes and the parties affected before actually implementing the change. Once finalized, our platform automatically executes the decisions made by IT personnel and data owners to grant or delete access permissions to firm resources, move data between platforms and domains and manipulate directory service and file system objects. This functionality allows data owners to execute informed decisions without having to involve IT personnel while simultaneously allowing IT teams to centralize administration of human-generated platforms. Ultimately, this increases efficiency and permits IT teams to dedicate more time to other critical business tasks.

The diagram below describes the functionality of our Metadata Framework and the various inputs and products we deliver based on our technology.

Key Benefits of Our Technology

Comprehensive Solution for Human-Generated Data. Our products enable a broad range of functionality, including data governance, secure remote collaboration, secure BYOD implementations and intelligent retention—all from one core technology platform. Moreover, our platform is applicable across all major enterprise platforms (Windows, UNIX/Linux, Intranets and email systems).

Fast Time to Value and Low Total Cost of Ownership. Our solutions do not require custom implementations or long deployment cycles. Our platform can be installed and ready for use within hours and allows customers to realize real value within days of implementation. We designed our platform to operate on commodity hardware with standard operating systems, further reducing the cost of ownership of our product.

Ease of Use. While we utilize complex data structures and algorithms in our data engine, we abstract that complexity to provide a sleek, intuitive interface. Our software can be accessed through either the local client or a standard web browser and requires limited training, saving on time and cost and making it accessible to the broader set of non-technical users.

Highly Scalable and Flexible Data Engine. Our metadata analysis technology is built to be highly flexible and scalable, allowing our customers to analyze vast amounts of human-generated enterprise data. Moreover, our proprietary Metadata Framework was built with a modular architecture, allowing customers to grow into the full capabilities of our solution over time.

No Impact on End User Mobile Experience. Our DatAnywhere product was designed to provide enterprises enhanced control of their data while simultaneously offering employees all of the functionality, ease of use and ubiquitous accessibility they have come to expect from third party cloud storage services. Our solutions collect metadata with no impact on the collaborative file sharing and email environments. End user mobile experience is maintained while using existing access methods and improved when using file synchronization and mobile access.

Our Growth Strategy

Our objective is to be the primary vendor to which enterprises turn to analyze, protect and transform into actionable intelligence their human-generated data. The following are key elements of our growth strategy.

Extend Our Technological Capabilities Through Innovation. We intend to maintain our high level of investment in product development in order to enhance existing products to address new use cases and deliver new products. We believe that the flexibility, sophistication and broad applicability of our Metadata Framework will allow us to use our Metadata Framework as the core of numerous future products built on our same core technology. Our ability to effectively leverage our research and development resources has enabled us to create a new product development engine that we believe can proactively identify and solve enterprise needs.

Grow Our Customer Base. The unabated rise in unstructured data in enterprises and the ubiquitous reliance on digital collaboration will continue to drive demand for data collaboration, governance and retention solutions. We intend to capitalize on this demand by targeting new customers, vertical markets and use cases for our solutions. Our solutions address the needs of customers of all sizes ranging from small and medium businesses to large multinational companies with thousands of employees and petabytes of data.

Increase Sales to Existing Customers. We believe significant opportunities exist to further expand relationships with existing customers. Unstructured data growth continues across all the platforms, and enterprises wish to standardize on solutions that help them manage, protect and extract more value from their data wherever it is stored. We will continue to cultivate incremental sales from our existing customers by driving increased use of our software within our installed base by expanding footprint and usage. We currently have five products, and as of September 30, 2013, approximately 38% of our customers purchased two or more products. We believe our existing customer base serves as a strong source of incremental revenues given the broad platform of products we have and the growing volumes and complexity of human-generated data our customers have. As we innovate and expand our product offering, we will have an even broader suite of products to offer our customers.

Grow Our Sales Force. Growing our salesforce will be essential to achieving our customer base expansion goals. The salesforce and our approach to introducing products to the market has been key to our successful growth in the past and will be central to our growth plan in the future. Our model focuses on targeting customers of all sizes, industries, and geographies. The ability of our sales teams to support our channel partners to efficiently identify leads, generate evaluations, and convert them to satisfied customers will continue to impact our ability to grow. We intend to expand our sales capacity by adding headcount throughout our sales and marketing department.

Grow Sales from Our Recently Introduced Products. During the past three years, we have introduced three major new products—DatAnywhere, Data Transport Engine and DatAdvantage for Exchange. We believe these products can be a meaningful contributor to our growth and intend to devote significant resources to growing sales of these products.

Establish Our Metadata Framework as The Industry Standard. We have worked with several of the leading providers of network attached storage, or NAS, hardware, including EMC, NetApp, HP and Hitachi, in order to expand our market reach and deliver enhanced functionality to our customers. We have worked with these vendors to assure compatibility with their NAS product lines. Through the use of application programming interfaces, or APIs, and other integration work, our solutions also integrate with many providers of solutions in the ecosystem. We will continue to selectively pursue such collaborations wherever they advance the strategic goals of the company, thereby expanding our reach and establishing our product user interface as the de facto industry standard when it comes to human-generated enterprise data.

Continue International Expansion. We believe there is a significant opportunity for our platform in international markets, encompassing virtually any enterprise that uses file shares, intranets and email for collaboration. Revenues from outside the United States accounted for approximately 40% of our revenues in 2012. Europe represented the substantial majority of revenues outside the United States. We believe that international expansion will be a key component of our growth strategy and we will continue to market our products and services aggressively overseas. We plan to continue to expand our international operations as part of our growth strategy. In particular, we expect to expand our operations in Latin America and Asia.

Our Products

We offer five products, most of which utilize our core Metadata Framework technology to deliver features and functionality that allow enterprises to fully understand and benefit from the value of their human-generated data. This architecture easily extends through modular functionalities giving our clients the flexibility to select the features they require for their business needs and the flexibility to expand their usage simply by adding a license.

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DatAdvantage. DatAdvantage, our flagship product, launched in 2006, builds on our Metadata Framework and captures, aggregates, normalizes and analyzes every data access event for every user on Windows and UNIX/Linux servers, storage devices, email systems and Intranet servers, without requiring native operating system auditing functionalities or impacting performance or storage on file systems. Through an intuitive graphical interface, DatAdvantage presents insights from massive volumes of human-generated data using normal computing infrastructure. It is also our presentation layer for IT departments, which provides an interactive map of relevant user, group, and data objects, usage and content, facilitating analysis from multiple vectors. IT departments can pinpoint areas of interest starting with any metadata object, simulate changes measuring potential impact against historical access patterns, and easily execute changes on all platforms through a unified interface.

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DataPrivilege. DataPrivilege, also launched in 2006 and designed for use by business unit personnel, provides a self-service web portal that allows users to request access to data necessary for their business functions, and owners to grant access without IT intervention. DataPrivilege also enables IT and business users to make access decisions based on queries, user requests and metadata analytics information, rather than static IT policies. DataPrivilege provides a presentation layer for business users to review accessibility and usage of their data assets, and grant and revoke access.

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IDU Classification Framework. As the volume of an enterprise’s information grows, enterprises struggle to find and tag different types of sensitive data, such as intellectual property, regulated content including Personally Identifiable Information, and medical records. Furthermore, content by itself does not provide adequate context to determine ownership, relevance, or protection requirements. Our IDU Classification Framework, introduced in 2009, identifies and tags data based on criteria set in multiple metadata dimensions, and provides business and IT personnel with actionable intelligence about this data, including a prioritized list of folders and files containing the most sensitive data and with the most inadequate permissions. For the identified folders and files, it also identifies who has access to that data, who is using it, who owns it, and recommendations for how to effectively limit access without disrupting workflow. Our IDU Classification Framework provides visibility into the content of data across file systems and Intranets sites and combining it with other metadata, including usage and accessibility.

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Data Transport Engine. We introduced our Data Transport Engine software in 2012 to provide an execution engine that unifies the manipulation of data and metadata, translating business decisions and instructions into technical commands such as data migration or archiving. Data Transport Engine allows both IT and business personnel to standardize and streamline activities for data management and retention, from day-to-day maintenance to complex platform and domain migrations and archiving. Our Data Transport Engine ensures that data migrations automatically synchronize source and destination data with incremental copying even if the source data is still being used, translates access permissions across platforms and domains and provides reporting capabilities for data migration status. Moreover, it also provides IT personnel the flexibility to schedule recurring migrations to automatically find and move certain types of data such as sensitive or stale data, and to perform active migrations, dispositions, and archiving safely and efficiently.

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DatAnywhere. With the growth of cloud-based file sharing and synchronization services, enterprises increasingly face instances where employees save confidential, proprietary or sensitive company or client data onto third-party data sharing services, either for remote working purposes or to share with external business partners. This practice leads to an enhanced end user mobile experience but creates a new, often redundant data store outside of corporate visibility, oversight or control, and poses a security and data loss threat. We introduced DatAnywhere in 2012 in response to the need by enterprises for a secure and easy-to-use alternative to consumer cloud-based file sharing solutions. DatAnywhere provides our customers’ employees a modern collaboration, hybrid-cloud experience using their existing storage infrastructure to leverage existing investments and in house platform expertise, and provides users this experience using applications on their mobile devices. DatAnywhere allows users to seamlessly collaborate with other users that still use the same traditional common internet file system shares via mapped drives or universal naming convention paths. It ensures that the shared data remains on firm file servers and retains the approved access permissions without any need for data to be moved from existing file shares or migrated to a proprietary repository. DatAnywhere also seamlessly integrates with the existing backup policies, cache devices, distributed file system, replication and existing data governance and compliance technologies, processes and policies.

Our Customers

Our customer base has grown from approximately 550 customers at December 31, 2009 to over 2,100 customers in more than 50 countries as of September 30, 2013. Our customers vary greatly in size ranging from small and medium businesses to large multinational enterprises with thousands of employees and hundreds of terabytes of data. Moreover, we have customers across numerous industries and geographies. Set forth below is a representative list of our customers.

Financial Services	Public Sector
Barclays	International Monetary Fund
BNP Paribas	State of California
Nomura	World Bank
Schroders Investment Management UK
Société Générale - France

Consumer & Retail	Technology
Diageo	ADP
L’Oreal	EMC
Mattel, Inc.	IBM
Polo Ralph Lauren	Juniper
Philip Morris International

Healthcare	Media & Entertainment
Beth Israel	Bet365 Group
Horizon Blue Cross Blue Shield	Home Box Office
Yale New Haven Health	Seneca Gaming
Sirius XM Radio

Energy & Utilities	Education
Alstom	Brown University
Gazprom Neft	Harvard University
GDF Suez	Northeastern University
Peabody Energy	Texas Tech University

Industrial
Aerolia
ArcelorMittal
Monsanto
Interstate Batteries

Services

Maintenance and Support

Our customers typically purchase one year of software maintenance and support as part of their initial purchase of our products, with an option to renew. These maintenance agreements provide customers the right to receive support and unspecified upgrades and enhancements when and if they become available during the maintenance period and access to our technical support services.

We maintain a customer support organization that provides all levels of support to our customers. Our customers that purchase maintenance and support services receive guaranteed response times, direct telephonic support and access to online support portals. Our customer support organization has global capabilities with expertise in both our software and complex IT environments and associated third-party infrastructure.

Professional Services

While users can easily download, install and deploy our software on their own, certain enterprises use our professional service team to provide fee-based services, which include training our customers in the use of our products, providing advice on deployment planning, network design, product configuration and implementation, automating and customizing reports and tuning policies and configuration of our products for the particular characteristics of the customer’s environment.

Sales and Marketing

Sales

We sell the vast majority of our products and services to a global network of several hundred resellers and distributors that we refer to as our channel partners. Our channel partners, in turn, sell the products they purchase from us to customers globally. In addition, we maintain a highly trained professional sales force that is responsible for overall market development, including the management of the relationships with our channel partners and supporting channel partners in winning customers through operating demonstrations and evaluations. Our channel partners identify potential sales targets, maintain relationships with customers and introduce new products to existing customers. Sales to our channel partners are generally subject to our standard, non-exclusive channel partner agreement, meaning our channel partners may offer customers the products of several different companies. These agreements are generally for a term of one year with a one year renewal term and can be terminated by us or the channel partner for any reason upon 30 days’ notice. Payment to us from the channel partner is typically due within 30 – 90 calendar days of the date we issue an invoice for such sales.

Marketing

Our marketing strategy is focused on building our brand and product awareness, increasing customer adoption and demand, communicating advantages and business benefits and generating leads for our channel partners and sales force. We market our software as a solution for specific use cases and as a solution for human generated unstructured data. We execute our marketing strategy by leveraging a combination of internal marketing professionals, external marketing partners and a network of regional and global channel partners. Our internal marketing organization is responsible for branding, content generation and product marketing and works with our business operations team to support channel marketing and sales support programs. We provide one on one and community education and awareness and promote the expanded use of our software. We host in-person Varonis Connect! events annually across sales regions, as well as free, online monthly or bi-weekly technical webinars in multiple regions. We focus our efforts on events, campaigns, tools and activities that can be leveraged by our channel partners worldwide to extend our marketing reach, such as sales tools, information regarding product awards and technical certifications, training, regional seminars and conferences, webinars and various other demand-generation activities. Our marketing efforts also include public relations in multiple regions, extensive content development available through our web site and content syndication, and our active blog, “The Metadata Era.”

Research and Development

Our research and development efforts are focused primarily on improving and enhancing our existing products and services, as well as developing new products, features and functionality. Use of our products has expanded from governance into new areas such as accessibility and retention, and we anticipate that customers and innovation will drive functionality into additional areas. We regularly release new versions of our products which incorporate new features and enhancements to existing ones. We conduct substantially all of our research and development activities in Israel, and we believe this provides us with access to world class engineering talent.

Our research and development expense was $7.7 million, $13.0 million and $15.0 million in 2010, 2011 and 2012, respectively, and $10.9 million and $15.1 million during the nine months ended September 30, 2012 and 2013, respectively.

Intellectual Property

We rely on patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology and the related intellectual property. As of November 7, 2013, we had 10 issued patents and 45 pending patent applications in the United States. We also had two patents issued and 49 applications pending for examination in non-U.S. jurisdictions, and 42 pending Patent Cooperation Treaty patent applications, all of which are counterparts of our U.S. patent applications. Certain of our patents are owned by our Israel subsidiary. The claims for which we have sought patent protection relate primarily to inventions we have developed for incorporation into our products. We also license software from third parties for use in developing our products and for integration into our products, including open source software.

Despite our efforts to protect our proprietary technologies and intellectual property rights, unauthorized parties may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors and customers and generally limit internal and external access to, and distribution of, our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot assure you that the steps taken by us will prevent misappropriation of our trade secrets or technology or infringement of our intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Our industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patents and other intellectual property rights. From time to time, third-parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners or customers. Successful claims of infringement or misappropriation by a third party could prevent us from distributing certain products or performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, or to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. In some cases, we indemnify our customers and distributors against claims that our products infringe the intellectual property of third parties.

Competition

While there are some companies which offer certain features similar to those embedded in our solutions, as well as others with which we compete in certain use cases, we believe that we do not currently compete with a company that offers the same breadth of functionalities that we offer in a single integrated solution. Nevertheless, we do compete against a select group of software vendors, such as Symantec Corporation and Dell Software (formerly Quest), that provide standalone solutions, similar to those found in our comprehensive software suite, in the specific markets in which we operate. We also face direct competition with respect to certain of our products, specifically DatAnywhere, Data Transport Engine and DatAdvantage for Directory Services. In the future, as customer requirements evolve and new technologies are introduced, we may experience increased competition if established or emerging companies develop solutions that address the human-generated unstructured data market. Furthermore, because we operate in a relatively new and evolving area, we anticipate that competition will increase based on customer demand for these types of products.

A number of factors influence our ability to compete in the markets in which we operate, including, without limitation: the continued reliability and effectiveness of our products’ functionalities; the breadth and completeness of our solutions’ features; the scalability of our solutions; and the ease of deployment and use of our products. We believe that we generally compete favorably in each of these categories. We also believe that we distinguish ourselves from others by delivering a single, integrated solution to address our customers’ needs regarding access, governance, collaboration and retention with respect to their human-generated unstructured data. There can, however, be no assurance that we will remain unique in this capacity or that we will be able to compete favorably with other providers in the future.

If a more established company were to target our market, we may face significant competition. They may have competitive advantages, such as greater name recognition, larger sales, marketing, research and acquisition resources, access to larger customer bases and channel partners, a longer operating history and lower labor and development costs, which may enable them to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we do. Increased competition could result in us failing to attract customers or maintain licenses at the same rate. It could also lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, reduced gross margins, longer sales cycles and loss of market share.

In addition, our current or prospective channel partners may establish cooperative relationships with any future competitors. These relationships may allow future competitors to rapidly gain significant market share.

These developments could also limit our ability to generate revenues from existing and new customers. If we are unable to compete successfully against current and future competitors our business, results of operations and financial condition may be harmed.

Properties

Our corporate headquarters are located in New York City in an office consisting of approximately 15,000 square feet. We also lease a second office in New York City of approximately 7,500 square feet for our professional services and marketing teams. The leases for both of these offices expire in January 2015. Additionally, we currently lease two offices located in Herzliya, Israel, where we employ our research and development team and a portion of our support and general and administrative teams. One office consists of approximately 25,000 square feet, and the lease for this office expires in December 2013, although we have the option to extend portions of the lease. The second office consists of approximately 15,000 square feet, and we have recently entered an agreement to expand the leased area to approximately 36,200 square feet in January 2014. The lease for this second office in Herzliya expires in December 2016, although we have the option to extend the lease for an additional three years. We intend to relocate all our operations from the first Herzliya location to the second newer Herzliya location. We also lease smaller offices in North Carolina (from which we provide customer support) and in France, Germany and the United Kingdom (which serve as regional sales offices). We believe that our facilities are sufficient to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth.

Employees

As of September 30, 2013, we had 536 employees and independent contractors, of which 197 employees and independent contractors were in the United States, 224 were in Israel and 115 were in other countries. None of our employees is represented by a labor union with respect to his or her employment with us. Employees in certain European countries have the benefits of collective bargaining arrangements at the national level. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth information regarding our executive officers, directors and key employees, including their ages as of September 30, 2013.

Name	Age	Position
Yakov Faitelson	38	Chief Executive Officer, President, Co-founder and Chairman of the Board
Ohad Korkus	34	Chief Technology Officer, Co-founder and Director
Gili Iohan	38	Chief Financial Officer
James O’Boyle	50	Senior Vice President of Worldwide Sales
Kevin Comolli	53	Director
John J. Gavin, Jr.	59	Director
Rona Segev-Gal	45	Director
Erez Shachar	51	Director
Fred Van Den Bosch	66	Director
Gilad Raz	37	Vice President of Technical Services, IT & Support
David Bass	35	Vice President of Engineering

Yakov Faitelson is our co-founder and has served as our President and Chief Executive Officer and the Chairman of our Board since 2004. Prior to Varonis, Mr. Faitelson held leadership positions in the global professional services and systems integration divisions of NetVision, Inc. and NetApp Inc.

Our Board believes that Mr. Faitelson possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer, a co-founder and a large stockholder. Our Board also believes that he brings historical knowledge, operational expertise and continuity to our Board.

Ohad Korkus is our co-founder and has served as a director on our board and our Chief Technology Officer since 2007. Prior to Varonis, Mr. Korkus was responsible for architecture, design and development of solutions in NetVision, Inc. and NetApp Inc.

Our Board believes that Mr. Korkus possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Technology Officer, a co-founder and a large stockholder. Our Board also believes that he brings historical knowledge, operational expertise and continuity to our Board.

Gili Iohan has served as our Chief Financial Officer since 2005. Ms. Iohan is responsible for our finance, accounting, back office operations and human resources. Prior to Varonis, she was a partner for six years at NextAge Co. Ltd., a financial services advisory firm. While at NextAge Co. Ltd., Ms. Iohan served as a Chief Financial Officer and Strategic Financial Consultant for several companies, including Varonis. Previously, Ms. Iohan served as a Senior Financial Manager at M-Systems Inc. and held a position at KPMG LLP.

James O’Boyle has served as our Senior Vice President of Worldwide Sales since 2006. Prior to joining Varonis, Mr. O’Boyle held leadership roles at Neoteris/Netscreen (which was acquired by Juniper), BlueCoat Systems, Inc. and Wellfleet/Bay Networks (which was acquired by Nortel).

Kevin Comolli has served as a director since December 2004 and was designated by the Series B preferred stockholders. Mr. Comolli is a partner at Accel Partners, a global venture capital and growth equity firm. Mr. Comolli also serves as a director of Alfresco Software Inc., Supercell and several private companies.

Our Board believes that Mr. Comolli possesses specific attributes that qualify him to serve as a director, including his long history at Varonis, his experience in the software and technology industry as an investment professional and a member of the board of other companies in the industry.

Rona Segev-Gal has served as a director since December 2004 and was designated by the Series C preferred stockholders. Ms. Segev-Gal is a general partner at Pitango Venture Capital. Prior to Pitango, Ms. Segev-Gal served as a partner at Evergreen Venture Partners and as Vice President of Business Development at BRM Technologies Ltd. Ms. Segev-Gal also serves as a director of several private companies, all of which are portfolio companies of Pitango Venture Capital.

Our Board believes that Ms. Segev-Gal possesses specific attributes that qualify her to serve as a director, including her long history at Varonis, her experience in the software and technology industry as an investment professional and an executive and member of the board of other companies in the industry.

Erez Shachar has served as a director since 2006 and was designated by the Series A preferred stockholders. Mr. Shachar is a general partner at Evergreen Venture Partners, a venture capital firm, and at Qumra Capital, a growth capital fund. Prior to joining Evergreen, Mr. Shachar served as CEO and President of Nur Macroprinters Ltd. (acquired by Hewlett-Packard Company) and held several senior managerial positions at Scitex Corporation. Mr. Shachar also serves as a director of Taboola.com Ltd. and Aniboom.

Our Board believes that Mr. Shachar possesses specific attributes that qualify him to serve as a director, including his long history at Varonis, his experience in the software and technology industry as an investment professional and an executive and member of the board of other companies in the industry.

John J. Gavin, Jr. has served as a director since 2013. Mr. Gavin is an industry veteran with more than 30 years of financial and operational management experience. He most recently served as the Executive Vice President and CFO for leading data center automation software provider BladeLogic. Prior to joining BladeLogic, Gavin served as the CFO for several companies, including Data General Corporation, Cambridge Technology Partners (CTP) and NaviSite, Inc. Mr. Gavin also serves as a director of Broadsoft, Inc., Vistaprint Ltd. and Qlik Technologies Inc.

Our Board believes that Mr. Gavin possesses specific attributes that qualify him to serve as a director, including his experience as an executive and member of the board of other companies in the software and technology industry.

Fred van den Bosch has served as a director since 2013. Mr. van den Bosch is the CEO of Librato, Inc. Previously he served as CEO of PANTA Systems, Inc., as Executive Vice President Engineering, CTO and Director at VERITAS Software, Inc, and in various engineering and management positions at the Computer Systems Division of Philips Electronics. Mr. van den Bosch also serves as a director of Librato Inc. and Neebula Systems Ltd., and as a partner at Atlantic Capital Partners.

Our Board believes that Mr. van den Bosch possesses specific attributes that qualify him to serve as a director, including his experience as an executive and member of the board of other companies in the software and technology industry.

In addition to our executive officers, the following are our other key employees:

Gilad Raz has served as our Vice President of Technical Services, IT & Support since July 2010. Prior to Varonis, Mr. Raz held roles at NetApp, Inc. and NetVision, Inc., assisting customers with highly technical pre- and post-sales deployments of networking and storage infrastructure.

David Bass has served as our Vice President of Engineering since January 2010. Mr. Bass is responsible for all of Varonis’ products development and quality assurance. Prior to Varonis, Mr. Bass held managerial development positions in NetVision, Inc. and as an independent contractor.

Board Composition

Our business affairs are managed under the direction of our board of directors, which is currently, and after this offering, will be composed of seven members. Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2014 for the Class I directors, 2015 for the Class II directors and 2016 for the Class III directors.

•	Our Class I directors will be Rona Segev-Gal and Erez Shachar.

•	Our Class II directors will be Kevin Comolli, John J. Gavin, Jr. and Fred Van Den Bosch.

•	Our Class III directors will be Yakov Faitelson and Ohad Korkus.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation.

Our amended and restated certificate of incorporation and bylaws will provide that the number of our directors shall be fixed from time to time by a resolution of our board of directors.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Independence

We intend to apply to list our common stock on The Nasdaq Global Select Market. Under the rules of The Nasdaq Global Select Market, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of The Nasdaq Global Select Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent. Under the rules of The Nasdaq Global Select Market, a director is independent only if our board of directors makes an affirmative determination that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Although Nasdaq permits certain phase-ins following the completion of an initial public offering for compliance with these independence requirements, we will comply with all of them immediately following the listing of our common stock in connection with this offering.

In        , our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. The determination of independence of members of our board of directors was based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors has determined that        ,        ,        and        , representing         of our         directors, are “independent” as that term is defined under the rules of The Nasdaq Global Select Market for purposes of serving on our board of directors.

Board Committees

Our board of directors has the authority to appoint committees to perform certain oversight functions. Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

Our audit committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

•

appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting;

•	approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of accounting and auditing related complaints and concerns;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports; and

•	reviewing and approving in advance any proposed related person transactions.

We believe that the functioning of our audit committee complies with the applicable requirements of The Nasdaq Global Select Market and SEC rules and regulations.

The members of our audit committee are Mr. Gavin, Mr. Shachar and Mr. Van Den Bosch.                          is the chairman of our audit committee. Our board of directors has determined that        ,        and        are financial experts as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.

Our board of directors has considered the independence and other characteristics of each member of our audit committee. Audit committee members must satisfy The Nasdaq Global Select Market independence requirements and additional independence criteria set forth under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, an audit committee member may not, other than in his capacity as a member of the board, accept consulting, advisory or other fees from us or be an affiliated person of us. Each of the members of our audit committee qualifies as an independent director pursuant to Nasdaq rules and Rule 10A-3.

Compensation Committee

Our compensation committee oversees our compensation policies, plans and programs. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•	reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;

•	reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives; and

•	administering our equity compensations plans for our employees and directors.

We believe that the functioning of our compensation committee complies with the applicable requirements of The Nasdaq Global Select Market and SEC rules and regulations.

The members of our compensation committee are Mr. Comolli and Ms. Segev-Gal.          is the chairman of our compensation committee. Our board of directors has considered the independence and other characteristics of each member of our compensation committee. Compensation committee members must satisfy The Nasdaq Global Select Market independence requirements and additional independence criteria set forth under Rule 10C-1 of the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10C-1, our board of directors much consider whether the directors has accepted, other than in his capacity as a member of the board, consulting, advisory or other fees from us or whether he or she is an affiliated person of us. Each of the members of our audit committee qualifies as an independent director pursuant to Nasdaq rules and Rule 10C-1 as well as Section 162(m) of the Code.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•

evaluating and making recommendations regarding the organization and governance of our board of directors and its committees and changes to our certificate of incorporation and bylaws and stockholder communications;

•	assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and the size of our board of directors and its committees;

•	recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations;

•	reviewing succession planning for our executive officers and evaluating potential successors; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

We believe that the functioning of our nominating and corporate governance committee complies with the applicable requirements of The Nasdaq Global Select Market.

The members of our nominating and corporate governance committee are Mr. Comolli, Mr. Faitelson and Mr. Gavin.          is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is independent within the meaning of the independent director guidelines of The Nasdaq Global Select Market.

Our board of directors may from time to time establish other committees.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at www.varonis.com. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

As an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act of 1933, as amended (the “Securities Act”), which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. The table below sets forth the annual compensation earned during fiscal 2012 by our principal executive officer and our next two most highly-compensated executive officers, or our Named Executive Officers or NEOs.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Yakov Faitelson
President and Chief Executive Officer	2012	$310,000	$75,161	$60,000	$378,317	(3)	$823,478
Ohad Korkus
Chief Technology Officer	2012	$240,000	$77,378	$60,000	$57,368	(4)	$357,368
James O’Boyle
Senior Vice President of Worldwide Sales	2012	$240,000	—	$141,791	$16,463		$398,254

(1)	Represents the grant date fair value of options awarded during 2012, computed in accordance with FASB ASC Topic 718. For a summary of the assumptions made in the valuation of these awards, please see Note 2.n to our Consolidated Financial Statements included elsewhere in this prospectus.
(2)	Represents performance-based (i) bonuses paid to each of Messrs. Faitelson and Korkus in respect of performance in 2012 and (ii) quarterly and annual sales commissions earned by Mr. O’Boyle based on performance in 2012 (assuming collection in full of applicable 2012 net revenues), each as described in greater detail below in the section entitled “2012 Bonus Arrangements.”
(3)	Includes $109,847 for housing allowance and an amount equal to $233,512, representing the difference between the price paid by us for certain of Mr. Faitelson’s shares and the fair value of such shares.
(4)	Amount includes $45,868 of housing allowance.

Employment Agreements

Each of our NEOs was a party to an employment agreement with us during 2012, as described in greater detail below.

Mr. Faitelson’s Employment Agreement. We entered into an employment agreement on August 21, 2007 with Mr. Faitelson, as amended most recently in November 2012. The employment agreement provides that Mr. Faitelson will receive an annual base salary of $360,000, which may be adjusted in our sole discretion and also provides that we will reimburse Mr. Faitelson for certain relocation expenses. The employment agreement provides that Mr. Faitelson’s employment with us is “at will” and may be terminated at any time by either party; provided that we must provide Mr. Faitelson with ninety days’ written notice upon a termination without “cause” (as defined in Mr. Faitelson’s employment agreement). If we terminate Mr. Faitelson’s employment without “cause” and provided that Mr. Faitelson signs and does not revoke a general release of claims, Mr. Faitelson will be entitled to a severance payment equal to one months’ base salary (calculated as the higher of (i) the average base salary during the 24 months prior to the date of termination and (ii) the last monthly base salary paid to Mr. Faitelson, and referred to as “the monthly salary”) for each whole year of employment (pro-rata for any partial year), to be paid upon termination of employment. Mr. Faitelson had completed eight years of service at the end of 2012. Mr. Faitelson’s employment agreement contains standard 12-month post-termination non-competition and non-solicitation covenants. As consideration for the non-competition covenant, Mr. Faitelson will be entitled to a lump sum payment on the date of termination equal to 12 months’ of monthly salary, in all terminations except for terminations for “cause;” provided, however, that in no event will such payment in respect of the non-competition period, together with the severance payment, exceed 12 months of base salary, unless Mr. Faitelson has worked for us for more than 12 years, in which case he will not be entitled to any compensation in respect of his non-competition period.

Mr. Korkus’ Employment Agreement. We entered into an employment agreement with Mr. Korkus on December 14, 2009, as amended in February 2011. The employment agreement provides that Mr. Korkus will receive an annual base salary of $240,000, which may be adjusted in our sole discretion. The employment agreement provides that Mr. Korkus’ employment with us is “at will” and may be terminated at any time by either party; provided that we must provide ninety days’ written notice upon a termination without “cause” (as defined in Mr. Korkus’ employment agreement). If we terminate Mr. Korkus’ employment without “cause” and provided that Mr. Korkus signs and does not revoke a general release of claims, Mr. Korkus will be entitled to one months’ base salary (calculated as the higher of (i) the average base salary during the 24 months prior to the date of termination and (ii) the last monthly base salary paid to Mr. Korkus, and referred to as “the monthly salary”) for each whole year of employment (pro-rata for any partial year), to be paid upon termination of employment. Mr. Korkus had completed eight years of service at the end of 2012. Mr. Korkus’ employment agreement contains standard 12-month post-termination non-competition and non-solicitation covenants. As consideration for the non-competition covenant, Mr. Korkus will be entitled to a lump sum payment on the date of termination equal to 12 months’ of monthly salary, in all terminations expect for terminations for “cause”; provided, however, that in no event will such payment in respect of the non-competition period, together with the severance payment, exceed 12 months of base salary, unless Mr. Korkus has worked for us for more than 12 years, in which case he will not be entitled to any compensation in respect of his non-competition period.

Mr. O’Boyle’s Employment Agreement. We entered into an employment agreement with Mr. O’Boyle on April 19, 2006, as amended most recently in May 2013. Pursuant to the employment agreement, Mr. O’Boyle receives a base salary of $240,000 and a commission based on performance, with a 2012 annual commission target of $160,000, both of which may be adjusted in our sole discretion. We may terminate Mr. O’Boyle’s employment with three months’ notice, and, if Mr. O’Boyle’s employment is terminated without notice, he will be entitled to base salary and benefits continuation for the notice period, as well as commission for all collections related to revenues generated while he was employed.

New Employment Agreements. In connection with the offering, we expect to enter into new employment agreements with each of our NEOs, which will replace the current arrangements with the NEOs described above.

2012 Bonus Arrangements

Messrs. Yakov Faitelson and Ohad Korkus. We entered into performance-based annual bonus agreements with each of Messrs. Faitelson and Korkus in respect of fiscal year 2012. Each bonus agreement provided that at the end of each quarter during 2012, the applicable NEO would be entitled to receive a quarterly bonus if our sales in the applicable quarter exceeded the sales in the same quarter in 2011 by at least 35%, with additional incremental bonuses to be awarded if the sales in the applicable quarter exceeded the sales in the same quarter in 2011 by 40% or 45%. The bonus agreements also provided that if certain threshold performance metrics relating to the Company’s annual sales were met by the end of 2012, the applicable NEO would be entitled to an additional bonus, which could not exceed the amount the applicable NEO could have received if the sales in all quarters of 2012 exceeded the sales in the applicable 2011 quarters by 45%. Further, the bonus agreements provided that if certain threshold EBITDA and sales performance metrics were achieved, the applicable NEO would be entitled to an additional performance bonus. Mr. Faitelson and Mr. Korkus each received a bonus of $60,000 under their respective 2012 bonus agreements.

Mr. James O’Boyle. Mr. O’Boyle participated in a 2012 Sales Commission Bonus Plan pursuant to which he was entitled to quarterly and annual sales commissions based on the revenues, generated with Mr. O’Boyle’s assistance, which we receive from the sale of our products and services worldwide. Mr. O’Boyle’s Sales

Commission Bonus Plan entitled Mr. O’Boyle to a target commission of $160,000 if the annual “collected net revenue target” (as defined in the plan) was met, or a pro-rata portion of his target commission if annual collected net revenue were below the annual collected net revenue target. For any additional annual collected net revenue in excess of 100% of the annual collected net revenue target, Mr. O’Boyle was entitled to receive 0.35% of any such excess. In addition, under the Sales Commission Bonus Plan, Mr. O’Boyle was also entitled to quarterly bonuses of $4,000 if certain sales targets were met in the applicable fiscal quarter. Pursuant to the 2012 Sales Commission Bonus Plan (as well as prior plans), Mr. O’Boyle became entitled to receive commission bonus payments with respect to any fiscal year only after we collected the net revenues to which the commission bonus payments relate. Mr. O’Boyle received in 2012 an amount equal to $77,909 with respect to 2012 net revenues in addition to a $4,000 quarterly bonus for the achievement of targets in the second quarter of 2012. Assuming 100% collection of 2012 net revenues, Mr. O’Boyle would receive an additional amount equal to $59,882 as a commission bonus, for a total of $141,791 in respect of 2012 net revenues.

New Bonus Arrangements. In connection with the offering, we are revising our incentive compensation policies and we expect to implement a new incentive compensation program for our NEOs prior to the offering.

Non-Qualified Deferred Compensation Plans

We did not maintain a pension plan or non-qualified deferred compensation plan for any of our NEOs in fiscal year 2012.

Outstanding Equity Awards at Fiscal 2012 Year-End

On February 27, 2012, we granted an option to acquire 7,356 shares of common stock to Mr. Faitelson and an option to acquire 7,573 shares of common stock to Mr. Korkus under the Varonis Systems, Inc. 2005 Stock Plan, as amended, or the 2005 Plan, both of which are fully vested. On April 17, 2013, we granted an option to acquire 12,000 shares of common stock to Mr. O’Boyle under the 2005 Plan, of which a portion to acquire 3,000 shares will vest on April 17, 2014 and additional portions to acquire 250 shares of our common stock will vest on the end of each one-month period after April 17, 2014, subject to Mr. O’Boyle continuing to be an employee of ours through each such date.

Outstanding Equity Awards at Fiscal Year-End December 31, 2012

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Yakov Faitelson President and Chief Executive Officer	86,763 247,596 52,560 210,240 7,356	— — — — —		1.039 1.256 1.256 1.256 8.80	January 9, 2018 January 15, 2019 June 25, 2019 August 5, 2019 February 27, 2022
Ohad Korkus Chief Technology Officer	86,763 247,596 52,560 173,392 193,919 16,321 7,573	— — — — — — —		1.039 1.256 1.256 0.901 1.256 1.576 8.80	January 9, 2018 January 15, 2019 June 25, 2019 June 29, 2019 August 5, 2019 July 7, 2020 February 27, 2022
James O’Boyle Senior Vice President of Worldwide Sales	1,875 1,875	625 8,125	(1) (2)	1.256 1.576	January 15, 2019 January 14, 2020

(1)	All of these options vested on January 15, 2013.
(2)	Options with respect to 625 shares vested on January 14, 2013 and additional portions to acquire 625 shares of our common stock will vest on the end of each one month period after January 14, 2013 and up to and including January 14, 2014, subject to Mr. O’Boyle continuing to be an employee of ours through each such vesting date.

Stock Plan

In 2005, we adopted the 2005 Plan, as most recently amended on May 7, 2013, in order to attract and retain the most qualified personnel, to provide additional incentives to employees and promote the success of our business. The 2005 Plan permits the grant of incentive stock options, non-qualified stock options, restricted stock and certain other options intended to qualify for favorable tax treatment in Israel. The maximum number of shares of common stock that may be subject to awards under the 2005 Plan is 4,713,319. As of September 30, we have granted awards with respect to 4,618,813 shares of our common stock under the 2005 Plan. After this offering, no further awards will be granted under the 2005 Plan.

Plan Administration. The plan is administered by our board of directors. Subject to the terms of the 2005 Plan, the board of directors may select, from those eligible participants, the persons who will receive awards, the types of awards to be granted, the purchase price (if any) to be paid for shares covered by the awards, and the vesting (including acceleration of vesting), forfeiture and other terms and conditions of the awards, and will have the authority to construe and interpret the terms of the 2005 Plan and the awards granted under the 2005 Plan. All such decisions, determinations and interpretations of the board of directors will be final and binding.

Eligibility. The 2005 Plan permits the grant of awards to our employees, directors or consultants or those of any of our subsidiaries.

Options. Options granted under the 2005 Plan have a term as provided in the applicable option agreement (not to exceed 10 years) and incentive stock options and non-qualified stock options have an exercise price no less than 100% of fair market value. Our board of directors has also adopted Appendix B to the 2005 Stock Plan, or the Israel Appendix, to apply to grants made to our employees in Israel. The Israel Appendix allows us to grant options to Israeli employees under the 2005 Stock Plan under similar terms to those in the 2005 Stock Plan, and that the options may qualify for tax-favorable treatment pursuant to the tax routes of Section 102(b) of the 1961 Israeli Income Tax Ordinance New Version 1961.

Restricted Stock. Restricted stock may be issued alone or in tandem with other awards granted under the 2005 Plan or cash awards made outside the 2005 Plan. We have not granted any shares of Restricted Stock under the 2005 Plan.

Change in Control. In the event of a merger or a change in control (as defined in the 2005 Plan), each outstanding award will be assumed or an equivalent award substituted by the successor corporation and if the successor corporation refuses, all awards under the 2005 Plan will fully vest. The board of directors will not be required to treat all awards similarly in a change in control.

Termination of Employment. After the termination of service of an employee, director or consultant, the option holder may exercise his or her option, to the extent vested as of such date of termination, for such period of time as specified in his or her option agreement or, if no period of time is specified, for three months following termination. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for such period of time as specified in his or her option agreement or, if no period of time is specified, for 12 months following termination. However, in no event may an option be exercised later than the expiration of the term of such options.

Transfer Restrictions. Unless our board of directors provides otherwise, the 2005 Plan generally does not allow for the transfer, pledge, assignment or hypothecate of awards (other than by will or the laws of descent and distribution), and only the award holder may exercise such an award during his or her lifetime.

Amendment. Our board of directors may at any time amend, alter, suspend or terminate the 2005 Plan, provided that, in general, no changes may be made which would impair the rights of any optionholder, unless mutually agreed between the optionholder and us.

Equity Compensation Plans

2013 Omnibus Equity Incentive Plan

We anticipate that our board of directors and stockholders will adopt and approve our 2013 Omnibus Equity Incentive Plan, or 2013 Plan, which will become effective on the date of such approval. The purpose of our 2013 Plan is to enable us to grant equity-based incentive awards intended to attract, motivate and retain qualified employees, directors and other eligible service providers, and to align their financial interests with those of our stockholders. No awards are contemplated in connection with the offering. Any future awards will be made in the discretion of the compensation committee of our board of directors. Following is a brief summary of the anticipated material terms of our 2013 Plan, which will be subject to the actual terms of the 2013 Plan.

Eligibility for Participation. Our 2013 Plan permits the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our and any of our subsidiaries’ employees, and the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other forms of equity-based awards to our and any of our affiliates’ (or, if necessary to avoid the imposition of additional taxes under Section 409A of the Code, our subsidiaries’) employees, directors, consultants and independent contractors; provided, however, that no non-employee director under the 2013 Plan will be granted awards in any consecutive 12 month period having a value of more than $250,000.

Authorized Shares. Ten percent (10%) of the issued and outstanding shares of our common stock as of the effective date of this Registration Statement will be reserved for issuance under our 2013 Plan. The number of shares of our common stock available for grant and issuance under the 2013 Plan will be increased on January 1, 2016 and each January 1 thereafter, by 4% of the number of shares of our common stock issued and outstanding on each December 31 immediately prior to the date of increase. If any shares of our common stock subject to an award under the 2013 Plan are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the applicable participant, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2013 Plan. When Section 162(m) of the Code becomes applicable to us, the maximum aggregate number of shares of our common stock subject to awards that may be granted during any fiscal year to any individual will be 5,000,000. No more than 1,000,000 shares of our common stock will be issued pursuant to the exercise of ISOs.

Administration. In general, our 2013 Plan will be administered by the compensation committee of our board of directors. Subject to the discretion of the board, in the case of awards intended to qualify for the “performance-based compensation” exemption from Section 162(m) of the Code, the committee will consist of at least two “outside directors” within the meaning of Section 162(m) of the Code. Subject to the terms of our 2013 Plan, the committee (or its designee) may select, from those eligible participants, the persons who will receive awards, the types of awards to be granted, the purchase price (if any) to be paid for shares covered by the awards, and the vesting (including acceleration of vesting), forfeiture and other terms and conditions of the awards, and will have the authority to make all other determinations necessary or advisable for the administration of the plan. The compensation committee will also have the ability to construe and interpret the terms and provisions of the 2013 Plan (and any award agreement relating thereto) and to prescribe, amend and rescind rules relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws.

Stock Options. We may issue non-qualified stock options and “incentive stock options” or “ISOs” (within the meaning of Section 422 of the Code) under the 2013 Plan. The terms and conditions of any options granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2013 Plan, will be determined by the compensation committee. The exercise price of any option granted under our 2013 Plan must be at least equal to the fair market value of our common stock on the date the option is granted (110% of fair market value in the case of ISOs granted to ten percent stockholders). The maximum term of an option granted under our 2013 Plan is ten years. Subject to our 2013 Plan, the compensation committee will determine the vesting and other terms and conditions of options granted under our 2013 Plan and the compensation committee will have the authority to accelerate the vesting of any option in its sole discretion. Unless the applicable option award agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than for cause, disability or death, such optionee’s options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and then expire. Unless the applicable option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to disability or death, such optionee’s options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will then expire. Options that were not exercisable on the date of termination for any reason other than for cause will expire at the close of business on the date of such termination. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding options will expire at the commencement of business on the date of such termination. In no event, however, may an option be exercised after the expiration of its term.

Stock Appreciation Rights. The terms and conditions of any stock appreciation rights, or SARs, granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2013 Plan, will be determined by the compensation committee. A SAR allows the recipient to receive payment, in cash and/or shares of our common stock, in an amount equal to the appreciation in the fair market value of our common stock between the date the stock appreciation right is granted and the date it is exercised. SARs may be granted under the 2013 Plan either alone or in conjunction with all or part of any option granted under the 2013 Plan. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the compensation committee (which shall be no less than fair market value at the date of grant). A SAR granted in conjunction with all or part of an option under the 2013 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of such all or part of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related option. In the event of a participant’s termination of employment or service, free-standing SARs will be exercisable at such times and subject to such terms and conditions determined by the compensation committee on or after the date of grant, while SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to terms and conditions applicable to the related option. The maximum term of a SAR granted under our 2013 Plan is ten years.

Restricted Stock. The terms and conditions of any restricted stock awards granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2013 Plan, will be determined by the compensation committee. Under a restricted stock award, we issue shares of our common stock to the recipient of the award, subject to vesting conditions and transfer restrictions that lapse over time or upon achievement of performance conditions. The compensation committee will determine the vesting schedule and performance objectives, if any, applicable to each restricted stock award. Subject to the provisions of the 2013 Plan and the applicable award agreement, the compensation committee has the sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances included, without limitation, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability. Unless the compensation committee determines otherwise, the recipient may vote and receive dividends on shares of restricted stock issued under our 2013 Plan. Generally, if the recipient of a restricted stock award terminates employment or service, any unvested shares will be forfeited to or repurchased by us.

Performance Units/Performance Shares. Performance units and performance shares are awards that are payable in cash or shares of our common stock upon the achievement of specific performance goals established in advance by our compensation committee. A performance share is an award that has an initial value equal to one share of our common stock. A performance unit is an award that has an initial value equal to a specified dollar amount. The value of a performance share or performance unit at the end of the applicable performance period will depend on whether and the extent to which the specified performance goals are achieved.

Other Share-Based Awards and Cash Awards. Our compensation committee may make other forms of equity-based awards under our 2013 Plan, including, for example, restricted stock units, deferred shares, stock bonus awards and dividend equivalent awards. In addition, our 2013 Plan authorizes us to make annual and other cash incentive awards based on achieving performance goals that are pre-established by our compensation committee. No more than $5 million may be awarded as a cash incentive award to any participant for any calendar year.

Performance Goals. The compensation committee may grant awards of restricted stock, performance units, performance shares and other stock-based awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. Any one or more of the following performance factors may be used by the compensation committee in establishing performance goals for awards intended to qualify as “performance-based compensation”: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) pre- or after-tax income (before or after allocation of corporate overhead and bonus); (d) operating income (before or after taxes); (e), net sales or net sales growth; (f) gross profit or gross profit growth; (g) net operating profit (before or after taxes); (h) earnings, including earnings before or after taxes, interest, depreciation and/or amortization; (i) return measures (including, but not limited to, return on assets, net assets, capital, total capital, tangible capital, invested capital, equity, sales, or total stockholder return); (j) cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on capital, cash flow return on investment, and cash flow per share (before or after dividends); (k) margins, gross or operating margins, or cash margins; (l) share price (including, but not limited to, growth measures and total stockholder return); (m) expense or cost targets; (n) objective measures of customer satisfaction; (o) working capital targets; (p) measures of economic value added, or economic value-added models or equivalent metrics; (q) inventory control; (r) debt targets; (s) stockholder equity; (t) implementation, completion or attainment of measurable objectives with respect to business development, acquisitions and divestitures, and recruiting and maintaining personnel or (u) other objective criteria determined by the compensation committee.

To the extent permitted by law, the compensation committee may also exclude the impact of an event or occurrence which the compensation committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in tax law or accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the compensation committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The compensation committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Award Agreements. Awards granted under the 2013 Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by the compensation committee in accordance with the 2013 Plan.

Transferability of Awards. In general, awards made under our 2013 Plan may not be transferred or assigned, except as may be permitted by our compensation committee. An option or stock appreciation right granted under our 2013 Plan may be exercised only by the recipient during his or her lifetime.

Capital Changes. In the event of certain changes in our capitalization, such as a reorganization, stock split, merger or similar change in our corporate structure or the number of outstanding shares of our common stock, our compensation committee will make appropriate adjustments to the aggregate and individual share limits and to the number, class and/or exercise price under outstanding awards in order to prevent undue diminution or enlargement of the benefits or potential benefits available under our 2013 Plan. The compensation committee may also provide, in its sole discretion, for the cancellation of any outstanding award in exchange for a payment in cash or other property having an aggregate fair market value of the shares of common stock covered by such award, reduced by the aggregate exercise price or purchase price thereof, if any.

Change in Control. Unless otherwise determined by the compensation committee and evidenced in an award agreement (or unless as otherwise provided in an employment, severance or change in control agreement), in the event that a “change in control” (as defined in the 2013 Plan) occurs and (i) awards under the 2013 Plan continue or are assumed or substituted by any successor and a participant’s employment is terminated without “cause” (as defined in the 2013 Plan) on or after the effective date of the change in control but prior to 12 months following the change in control or (ii) awards under the 2013 Plan are not continued or assumed or substituted by any successor, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2013 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. The completion of this offering will not be a change of control under the 2013 Plan.

Amendment and Termination. Our board of directors has the authority to amend or terminate our 2013 Plan, provided such action does not adversely affect then outstanding awards. Amendments to our 2013 Plan will be subject to stockholder approval if such approval is necessary in order to satisfy applicable legal or stock exchange listing requirements. Unless sooner terminated, our 2013 Plan will automatically terminate in 2023, on the tenth anniversary of its effective date.

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2013 Plan.

Certain Federal Income Tax Consequences.

The following is a summary of certain United States Federal income tax consequences of awards under the 2013 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

An optionee generally will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the optionee recognizes ordinary income. If shares acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of common stock are purchased by a participant, or option shares, pursuant to the exercise of an ISO granted under the Plan and the participant does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such option shares by the participant, such disposition a disqualifying disposition, then, generally (1) the participant will not realize ordinary income upon exercise and (2) upon sale of such option shares, any amount realized in excess of the exercise price paid for the option shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant’s “alternative minimum taxable income.” If option shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the option shares), over the exercise price paid for the option shares. Subject to certain exceptions, an option generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as a nonqualified stock option as discussed above. In general, we will receive an income tax deduction at the same time and in the same amount as the participant recognizes ordinary income.

A participant who is granted a stock appreciation right will not recognize ordinary income upon receipt of the share appreciation right. At the time of exercise, however, the participant will recognize compensation income equal to the value of any cash received and the fair market value on the date of exercise of any shares received. We will not be entitled to a deduction upon the grant of a stock appreciation right, but generally will be entitled to a compensation deduction for the amount of compensation income the participant recognizes upon the participant’s exercise of the stock appreciation right. The participant’s tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

A participant generally will not be taxed upon the grant of restricted stock or performance shares, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income. Under Section 83(b) of the

Code, a participant may elect to recognize ordinary income at the time the restricted or performance shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

In general, the grant of deferred shares will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

With respect to other awards under the 2013 Plan, generally when the participant receives payment with respect to an award, the amount of cash and fair market value of any other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction in the same amount.

Director Compensation

We have not made any cash payments to any of our independent directors to date. On January 14, 2013, in connection with the election of Messrs. Gavin and van den Bosch to our board of directors, we granted an option to Mr. Gavin to acquire 33,000 shares of our common stock, of which a portion to acquire 7,334 shares has vested as of September 30, 2013, and an option to Mr. van den Bosch to acquire 10,000 shares of our common stock, of which a portion to acquire 2,223 shares has vested as of September 30, 2013.

We are currently in the process of determining the appropriate compensation program for our independent directors after the offering and we anticipate that our program will include customary compensation elements such as annual cash retainer fees, annual equity grants and reimbursement of reasonable expenses incurred in connection with the performance of director duties. We will provide further information on our director compensation program after it has been finalized.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

This section describes transactions, or series of related transactions, since January 1, 2010 to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock (each a “5% Holder”), or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Private Placements of Securities

Prior Financings

Since our founding, we have raised capital through multiple rounds of financing. Between 2004 and 2011, we raised capital through sales of our common stock, our Series A, B, C, D, and E convertible preferred stock and convertible warrants. Upon the closing of this offering, we will not have any convertible preferred stock outstanding. The sales of our Series E convertible preferred stock was the only such transaction that occurred since January 1, 2010 and accordingly is disclosed herein.

Series E Financing

On February 24, 2011, we issued and sold an aggregate of 217,752 shares of our Series E convertible preferred stock, in a private placement transaction at a price per share of $11.48. We used the net proceeds of this transaction to pay the purchase price for 108,876 shares of common stock from each of Mr. Faitelson, our President, Chief Executive Officer and director, and Mr. Korkus, our Chief Technology Officer and director, as described under “—Transactions With Our Directors, Executive Officers and 5% Holders—Repurchase of Shares.”

The following table sets out the participation in this transaction by any of our directors, executive officers, 5% Holders or any member of the immediate family or affiliated entity of any of the foregoing persons:

Name	Aggregate Consideration Paid	Shares of Series E Convertible Preferred Stock
Accel Europe L.P. and an affiliated entity (collectively, “Accel Partners”)(1)	$1,480,482	128,951
Pitango Venture Capital Fund IV L.P. and an affiliated entity (collectively, “Pitango”)(2)	$1,019,521	88,801

Total:	$2,500,003	217,752

(1)	Includes (i) 125,934 shares owned of record by Accel Europe L.P. and (ii) 3,017 shares owned of record by Accel Europe Investors 2004 L.P. Accel Europe Associates L.L.C. (“AEA”) is the General Partner of (i) Accel Europe Associates L.P., which is the general partner of Accel Europe L.P.; and (ii) Accel Europe Investors 2004 L.P. and has the sole voting and investment power with respect to those entities. Kevin Comolli, one of our directors, is one of the two managers of AEA and shares voting and investment powers in such entity.
(2)	Includes (i) 86,924 shares owned of record by Pitango Venture Capital Fund IV L.P.; and (ii) 1,877 shares owned of record by Pitango Venture Capital Principals Fund IV L.P. Pitango Venture Capital Funds is the beneficial owner of Pitango Venture Capital Principals Fund IV L.P. Ms. Segev-Gal, one of our directors, is a General Partner at Pitango.

Transactions With Our Directors, Executive Officers and 5% Holders

Repurchase of Shares

•

On February 24, 2011, we issued and sold an aggregate of 217,752 shares of our Series E convertible preferred stock, $0.001 par value per share, in a private placement transaction at a price per share of

$11.48. All shares of our Series E convertible preferred stock are convertible into shares of our common stock at the option of the holder, in whole or in part, at a price of $11.48 per share. The conversion price is subject to adjustment upon recapitalizations and other events.

We used the net proceeds of this issuance and sale of our Series E convertible preferred stock to pay the purchase price for 108,876 shares of common stock from each of Messrs. Faitelson and Korkus at a purchase price of $11.48 per share, representing an aggregate total amount of $2,500,003, with $1,250,002 having been paid to each of Messrs. Faitelson and Korkus.

The following table sets out the participation in this transaction of all purchasers involved:

Name	Aggregate Consideration Paid	Shares of Series E Convertible Preferred Stock
Accel Europe L.P.	$1,445,844.05	125,934
Accel Europe Investors 2004 L.P.	$34,638.08	3,017
Pitango Venture Capital Fund IV L.P.	$997,971.54	86,924
Pitango Venture Capital Principals Fund IV L.P.	$21,549.77	1,877

TOTAL:	$2,500,003.44	217,752

•

On January 30, 2012, we purchased 87,100 shares of common stock from Mr. Faitelson at a purchase price of $11.48 per share, representing an aggregate total purchase price of $999,999. Mr. Faitelson used the proceeds of this sale to pay taxes owed by him due upon the exercise of certain company stock options. We then sold 43,550 of the acquired shares at the same price to affiliates of Accel Partners (of which 42,531 were purchased by Accel Europe L.P. and 1,019 were purchased by Accel Europe Investors 2004 L.P.) and 43,550 of the acquired shares at the same price to affiliates of Pitango (of which 42,629 were purchased by Pitango Venture Capital Fund IV L.P. and 921 were purchased by Pitango Venture Capital Principals Fund IV L.P.).

EMC Corporation

•

EMC Corporation, or EMC, is one of our major channel partners. Revenues derived from EMC represented 29.9%, 16.3% and 9.7% of our revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

•

On December 21, 2010, EMC received warrants to purchase 45,348 shares of our Series D Preferred Stock as a result of achieving annual revenue-generation targets, as set forth in the management rights agreement dated as of December 22, 2008, as amended, between EMC and us.

Registration Rights

We, Mr. Faitelson, Mr. Korkus, Pitango Venture Capital Fund IV L.P., Pitango Venture Capital Principals Fund IV L.P., Accel Europe L.P., Accel Europe Investors 2004 L.P., Evergreen IV, L.P., EMC Corporation, J.P. Morgan Digital Growth Fund L.P., J.P. Morgan Direct Venture Capital Institutional Investors IV LLC, J.P. Morgan Venture Capital Institutional Offshore Investors IV L.P., 522 Fifth Avenue Fund, L.P., WS Investment Corporation, LLC (2004A), WS Investment Company, LLC (2006A), Arthur F. Schneiderman, Trustee of the Arthur F. Schneiderman Trust UDT dated October 31, 2000, Gerald G. Lopatin and MJ Lopatin, as Trustees of the Lopatin Family Trust, under agreement dated July 26, 1997, and James K. Lau and Katherine S. Lau, as Trustees of KNSK Trust UDT dated September 18, 2000, are party to an investors’ rights agreement, which requires us to register an aggregate of                      shares of our capital stock under the Securities Act. For more information regarding the registration rights granted pursuant to this agreement, see “Description of Capital Stock—Registration Rights.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our current executive officers. See “Executive Compensation—Employment Arrangements.”

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws in effect upon the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Severance and Separation Agreements

Many of our executive officers are entitled to certain severance benefits.

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and two of our non-employee directors. See “Executive Compensation.”

Policies and Procedures for Related Person Transactions

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, 5% stockholders, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, 5% stockholder or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider all facts and information that is available and deemed relevant by the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not previously had written policy for the review and approval of transactions with related persons in place, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, all material facts with respect to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and when determining whether such transaction was fair to us and in the best interest of all of our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of September 30, 2013, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each beneficial owner of 5% or more of our outstanding common stock;

•	each of our named executive officers and directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after September 30, 2013. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 18,979,684 shares outstanding as of September 30, 2013, assuming the conversion of all of our outstanding convertible preferred stock. Percentage ownership calculations for beneficial ownership after this offering are based on shares outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no purchase of shares in the offering by any existing stockholders. Except as otherwise indicated in the table below, addresses of named beneficial owners are care of Varonis Systems, Inc., 1250 Broadway, 31st Floor, New York, NY 10001.

	Number of Shares Beneficially Owned			Percentage of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned if Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Before Offering	After Offering	Number of Shares Offered	Before Offering	After Offering
5% or Greater Stockholders:
Accel Europe Funds(1)	4,875,378			25.6%
Evergreen IV, LP(2)	4,391,279			23.1%
Pitango Venture Capital Funds(3)	3,370,981			17.7%
J.P. Morgan Affiliated Funds(4)	1,727,543			9.1%
EMC Corporation(5)	1,217,354			6.4%
Yakov Faitelson(6)	1,808,617			9.2%
Ohad Korkus(7)	1,862,002			9.4%
Other Named Executive Officers and Directors:
James O’Boyle(8)	304,930			1.6%
Kevin Comolli(1)	4,875,378			25.6%
John Gavin, Jr.(9)	9,167			*
Rona Segev-Gal(3)	3,370,981			17.7%
Erez Shachar(2)	4,391,279			23.1%
Fred Van Den Bosch(10)	2,778			*
All executive officers and directors as a group (nine persons)	16,758,132			81.8%
Additional Selling Stockholders:

*	Represents less than 1%

(1)	Consists of (i) 4,761,295 shares owned of record by Accel Europe L.P. and (ii) 114,083 shares owned of record by Accel Europe Investors 2004 L.P. Accel Europe Associates L.L.C. (“AEA”) is the General Partner of Accel Europe Associates L.P., which is the General Partner of Accel Europe L.P. AEA is the General Partner of Accel Europe Investors 2004 L.P. AEA has the sole voting and investment power. Kevin Comolli, one of our directors, and James R. Swartz are the managers of AEA and share such powers. The address of Accel Europe L.P. and Accel Europe Investors 2004 L.P. is 428 University Avenue, Palo Alto, California, 94301.
(2)	Consists of 4,391,279 shares owned of record by Evergreen IV, LP. Erez Shachar, one of our directors and six additional individuals (Boaz Dinte, Motti Hoss, Ofer Ne’eman, Ronit Bendori, Amichai Hammer and Adi Gan) are members of the investment committee of Evergreen IV, LP., and may be deemed to share voting and dispositive power of the shares held by Evergreen IV, LP. The address of Evergreen IV, LP is 25 Habarzel St., Tel-Aviv, Israel.
(3)	Consists of (i) 3,299,725 shares owned of record by Pitango Venture Capital Fund IV L.P. and (ii) 71,256 owned of record by Pitango Venture Capital Principals Fund IV L.P. Pitango V.C. Fund IV, L.P. is the general partner of these two limited partnerships with its own general partner being Pitango G.P. Capital Holdings Ltd., an Israeli company, owned indirectly by the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha and Zeev Binman. These individuals share voting and dispositive power of our shares. None of these individuals has sole voting or dispositive power of our shares. The address of Pitango Venture Capital Fund IV L.P. and Pitango Venture Capital Principals Fund IV L.P. is 540 Cowper Street, Suite 200, Palo Alto, California 94301.
(4)	Consists of (i) 852,974 shares owned of record by J.P. Morgan Digital Growth Fund L.P., which voting and dispositive power is held by J.P. Morgan Investment Management Inc., (ii) 818,854 shares owned of record by J.P. Morgan Direct Venture Capital Institutional Investors IV LLC, which voting and dispositive power is held by J.P. Morgan Investment Management Inc., (iii) 34,120 shares owned of record by J.P. Morgan Venture Capital Institutional Offshore Investors IV L.P., which voting and dispositive power is held by J.P. Morgan Investment Management Inc. and (iv) 21,595 shares owned of record by 522 Fifth Avenue Fund, L.P., which voting and dispositive power is held by the investment committee of J.P. Morgan Investment Management Inc. The address of each such entity is 270 Park Avenue, 25th Floor, New York, New York 10017.
(5)	EMC Corporation is a widely held public company in the United States. The address of EMC Corporation is 176 South Street, Hopkinton, MA 01748.
(6)	Consists of (i) 1,204,102 shares owned of record by Mr. Faitelson and (ii) 604,515 shares subject to options exercisable within 60 days of September 30, 2013.
(7)	Consists of (i) 1,083,878 shares owned of record by Mr. Korkus and (ii) 778,124 shares subject to options exercisable within 60 days of September 30, 2013.
(8)	Consists of (i) 293,680 shares owned of record by Mr. O’Boyle and (ii) 11,250 shares subject to options exercisable within 60 days of September 30, 2013.
(9)	Consists of 9,167 shares subject to options exercisable within 60 days of September 30, 2013.
(10)	Consists of 2,778 shares subject to options exercisable within 60 days of September 30, 2013.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our restated certificate of incorporation and amended and restated bylaws, which will be effective upon the closing of this offering. These descriptions are qualified in their entirety by reference to the restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will be in effect upon the closing of this offering. We refer in this section to our restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of September 30, 2013, 18,979,684 shares of our common stock were outstanding and held by approximately 59 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of September 30, 2013, we had outstanding options to purchase 3,302,804 shares of our common stock under our 2005 Stock Plan at a weighted average exercise price of $3.75 per share, 2,597,161 of which were exercisable, and outstanding warrants to purchase 122,572 shares of our common stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Following completion of this offering, we will have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of September 30, 2013, two warrants to purchase an aggregate of up to 93,176 shares of our Series C preferred stock at an exercise price of $4.56 per share were outstanding. Upon the closing of this offering, these warrants will become exercisable for the same number of shares of common stock.

As of September 30, 2013, a warrant to purchase 29,396 shares of our Series E preferred stock at an exercise price of $11.48 per share was outstanding. Upon the closing of this offering, this warrant will become exercisable for the same number of shares of common stock.

All these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain of the holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “—Registration Rights.”

Registration Rights

Holders of                      shares of our common stock, after giving effect to the conversion of our outstanding preferred stock into common stock upon completion of this offering, have rights, under the terms of an investor rights agreement between us and these holders, to require us to file registration statements under the Securities Act, subject to limitations and restrictions, or request that their shares be covered by a registration statement that we are otherwise filing, subject to specified exceptions. We refer to these shares as registrable securities. The investor rights agreement does not provide for any liquidated damages, penalties or other rights in the event we do not file a registration statement. These rights will continue in effect following this offering. We entered into the investor rights agreement in connection with our Series A, Series B, Series C, Series D and Series E convertible preferred stock financings. Mr. Faitelson, our Chief Executive Officer, President and director, Mr. Korkus, our Chief Technology Officer and director, each of the beneficial owners of 5% or more of our voting securities and other holders of our convertible preferred stock are parties to the investor rights agreement.

Demand Registration Rights. At any time after the earlier of (i) six months following the completion of this offering or (ii) January 1, 2012, subject to certain exceptions, the holders of 50% of the registrable securities have the right to demand that we file a registration statement covering the offering and sale of registrable securities then outstanding. In the event we register securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

We have the ability to delay the filing of such registration statement under specified conditions, such as (1) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of filing of and ending on the date 180 days following the effective date of a Company-initiated offering or (2) if our board of directors deems it advisable to delay such filing. The latter postponement cannot exceed 120 days during any 12 month period. We are not obligated to file a registration statement on more than two occasions upon the request of the holders of 50% of the registrable securities.

Holders of                      shares of our common stock have such demand registration rights.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders of the registrable securities described above have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by such holder provided (1) the request or requests are made by holders of at least 10% of the registrable securities and (2) such securities are anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) of at least $1 million. In the event we register securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

We have the ability to delay the filing of such registration statement under specified conditions, such as (1) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of filing of and ending on the date 180 days following the effective date of a Company-initiated offering or (2) if our board of directors deems it advisable to delay such filing. The latter postponement cannot exceed 120 days during any 12 month period. We are not obligated to effect more than two registrations of registrable securities on Form S-3 in any 12 month period.

Holders of                      shares of our common stock have such Form S-3 registration rights.

Piggyback Registration Rights. If we register any securities for public sale, including pursuant to any stockholder-initiated demand, the holders of registrable securities will have the right to include their shares in the registration statement, subject to customary exceptions. In the event we register securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

Holders of                      shares of our common stock have such piggyback registration rights.

Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions and stock transfer taxes, related to any demand, Form S-3 or piggyback registration, including reasonable attorney’s fees of one counsel for the holders of registrable securities.

Indemnification. The investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights. The registration rights granted under the investor rights agreement will terminate on the earlier of (i) the fifth anniversary of the completion of this offering and (ii) with respect to any holder of registrable securities, the date on which such holder holds one percent or less of our outstanding common stock and all registrable securities held by such holder can be sold in a three-month period without registration in reliance on Rule 144 under the Securities Act.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum, unless otherwise determined by our board to be filled by stockholders. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders. Our certificate of incorporation and bylaws provide that only the chairperson of our board, the lead independent director, if any, the chief executive offer, the president or a majority of the total authorized number of directors may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 75 days nor more than 105 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws. Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and, if applicable, by a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, the amendment of our bylaws board composition, director liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment voting together as a single class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Market Listing

We have applied to have our common stock authorized for listing on The Nasdaq Global Select Market under the symbol “VRNS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for listing on the Nasdaq Global Select Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering and based upon          shares outstanding as of September 30, 2013, we will have outstanding an aggregate of          shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding stock options or warrants. Of these shares, the shares sold in this offering by us and by the selling stockholders will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. The remaining          shares of common stock held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption under Rules 144 or 701 under the Securities Act, which rules are summarized below, or another exemption.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus although a portion of such shares held by our affiliates will be subject to volume limitations pursuant to Rule 144

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock issuable or reserved for issuance under our stock option plans and employee stock purchase plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

Lock-Up Agreements

We, our officers, directors and holders of substantially all of our common stock and securities convertible into, or exercisable for, common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC. This consent may be given at any time. There are no agreements among Morgan Stanley & Co. LLC, the Company and any of our securityholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Rule 144

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months and who is not a party to a lock-up agreement as described above will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the holding period, public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

Upon completion of this offering, the holders of             shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. A demand for registration may not be made until 180 days after the completion of this offering unless waived by us. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable. See “Description of Capital Stock—Registration Rights.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income tax considerations relevant to non-U.S. holders (as defined below) with respect to the ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. State, local, estate and foreign tax consequences as well as the 3.8% tax on certain investment income are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, U.S. expatriates, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment) and who acquire our common stock pursuant to this offering. Each potential investor should consult its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

A “non-United States holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

(1)	an individual who is a citizen or resident of the United States;

(2)	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(3)	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes);

(4)	an estate the income of which is subject to United States federal income taxation regardless of its source; or

(5)	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

You should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

Distributions

Distributions with respect to our common stock will be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock subject to the rules discussed below under “—Dispositions.” Generally, distributions treated as dividends paid to a non-U.S. holder with respect to our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person, as defined under the Code, and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate). A non-U.S. holder who claims the benefit of an applicable tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant tax treaty. A non-U.S. holder can generally meet the relevant certification requirement by providing a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form. Special certification and other requirements apply to certain non-United States holders that are pass-through entities rather than corporations or individuals.

Dispositions

Subject to the discussion below concerning backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, is attributable to a U.S. permanent establishment of such non-U.S. holder), (ii) in the case of a non-U.S. holder that is a non-resident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of disposition, and certain other conditions are met or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

In the case described above in (i), the gain on the disposition of our common stock will be recognized in an amount equal to the difference between the amount of cash and the fair market value of any other property received for the common stock and the non-U.S. holder’s basis in the common stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the common stock has been held for more than one year. In the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). In the case described above in (ii), the non-U.S. holder generally will be subject to a flat tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a United States person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such non-U.S. holder’s U.S. federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Foreign Account Tax Compliance Act

After June 30, 2014, withholding at a rate of 30% will generally be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

Morgan Stanley & Co. LLC, Barclays Capital Inc., Jefferies LLC and RBC Capital Markets, LLC are acting as book-running managers of the offering, and Morgan Stanley & Co. LLC and Barclays Capital Inc. are representatives of the underwriters. We and the selling stockholders have agreed to sell to them, severally, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to each underwriter’s name in the following table:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Jefferies LLC
RBC Capital Markets
Needham & Company, LLC

Total

The underwriters are committed to purchase all the shares of common stock offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, the underwriters have an option to buy up to                 additional shares of common stock from us and the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are $         per share. The following tables shows the per share and total underwriting discounts and commissions assuming both no exercise and full exercise of the underwriters’ option to purchase additional                 shares.

Underwriting discounts and commissions (no exercise)
Per Share	$
Total	$

Underwriting discounts and commissions (full exercise)
Per Share	$
Total	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

approximately $         million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA, up to a maximum of $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, with limited exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock (regardless of whether any such transactions described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder or upon the exercise of options granted under our stock plans.

Our officers, directors and the holders of substantially all of our common stock and securities convertible into, or exercisable for, common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not without the prior written consent of Morgan Stanley & Co. LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warranty to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock beneficially owned by such directors, executive officers, and selling stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities (regardless of whether any of these transactions described in clause (i) or (ii) above are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable for our common stock.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “VRNS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us or the selling stockholders, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

The underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers long or short positions in our securities or loans, and may do so in the future. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, employees or certain other parties through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for directors and officers who have entered into lock-up agreements as contemplated above, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For directors and officers purchasing shares through the directed share program, the lock-up agreements contemplated above shall govern with respect to their purchases. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of directors and officers, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, and (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any investment activity to which this prospectus relates will only be available to, and will only be engaged with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

All applicable provisions of the Financial Services and Markets Act 2000 (as amended) must be complied with in respect to anything done by any person in relation to our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares of common stock are not being offered to the public in Switzerland. Therefore, this document constitutes neither a public offer in Switzerland nor a prospectus in accordance with applicable legislation in Switzerland and may not be issued, distributed or published in Switzerland in a manner which would be deemed to constitute a public offer of the shares of common stock in Switzerland.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any Shares other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under the Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except is permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law, as amended, or the “FIEL”. Each underwriter has represented and agreed that the Shares which it purchases will be purchased by it as principal and that, in connection with the offering, it will not, directly or indirectly, offer or sell any Shares in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell such Shares or cause such Shares to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SEA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and ‘‘qualified individuals’’, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. White & Case LLP, New York, New York, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Varonis Systems, Inc. and its subsidiaries at December 31, 2011 and December 31, 2012, and for the each of the two years in the respective period then ended, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities, and web site of the Securities and Exchange Commission referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

VARONIS SYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Varonis Systems Inc. and its subsidiaries (the “Company”), as of December 31, 2011 and December 31, 2012 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and December 31, 2012, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
August 20, 2013	A Member of Ernst & Young Global

VARONIS SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30, 2013	Pro Forma at September 30, 2013
	2011	2012
			Unaudited	Unaudited
	(In thousands, (except share data)
Assets
Current assets:
Cash and cash equivalents	$12,977	$14,470	$15,254	$15,254
Short-term deposits	622	343	344	344
Restricted cash	107	117	171	171
Trade receivables (net of allowance for doubtful accounts of $ 176, $ 104 and $ 140 at December 31, 2011, December 31, 2012 and at September 30, 2013 (unaudited), respectively)	15,665	20,035	14,154	14,154
Prepaid expenses and other current assets	499	1,313	1,749	1,749

Total current assets	29,870	36,278	31,672	31,672
Long-term assets:
Other assets	162	118	426	426
Property and equipment, net	855	1,298	1,565	1,565

Total long-term assets	1,017	1,416	1,991	1,991

Total assets	$30,887	$37,694	$33,663	$33,663

The accompanying notes are an integral part of the consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30, 2013	Pro Forma at September 30, 2013
	2011	2012
			Unaudited	Unaudited
	(In thousands, except share data)
Liabilities, convertible preferred stock and stockholders’ equity (deficiency)
Current liabilities:
Trade payables	$780	$1,896	$1,512	$1,512
Accrued expenses and other liabilities	5,696	7,427	8,488	8,488
Deferred revenues	14,149	19,024	19,921	19,921

Total current liabilities	20,625	28,347	29,921	29,921

Long-term liabilities:
Deferred revenues	3,068	2,249	1,535	1,535
Warrants to purchase convertible preferred stock	2,321	5,774	2,866	—
Severance pay	581	724	781	781
Other liabilities	186	89	42	42

Total long-term liabilities	6,156	8,836	5,224	2,358

Commitments and contingent liabilities
Convertible preferred stock
Preferred A, B, C, D and E stock of $ 0.001 par value—Authorized: 16,942,834 shares at December 31, 2011, 16,986,384 shares at December 31, 2012 and September 30, 2013 (unaudited); Issued and outstanding: 14,856,481 shares at December 31, 2011 and December 31, 2012 and 15,082,141 shares at September 30, 2013 (unaudited); Aggregate liquidation preference of $ 0 at December 31, 2011, December 31, 2012 and September 30, 2013 pro forma (unaudited): no shares, issued and outstanding	37,959	37,959	43,775	—

Stockholders’ equity (deficiency):
Share capital
Common stock of $ 0.001 par value—Authorized: 26,000,000 shares at December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited); Issued and outstanding: 3,669,218, 3,848,293 and 3,897,543 shares at December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively; pro forma (unaudited): 18,979,684 shares issued and outstanding	4	4	4	19
Additional paid-in capital	1,575	2,826	4,008	50,634
Accumulated deficit	(35,432)	(40,278)	(49,269)	(49,269)

Total stockholders’ equity (deficiency)	(33,853)	(37,448)	(45,257)	1,384

Total liabilities, convertible preferred stock and stockholders’ equity (deficiency)	$30,887	$37,694	$33,663	$33,663

The accompanying notes are an integral part of the consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
				Unaudited	Unaudited
	(In thousands, except share data)
Revenues:
Licenses	$20,235	$25,436	$31,606	$19,461	$26,633
Maintenance and Services	8,630	14,343	21,804	15,392	22,294

Total Revenues	28,865	39,779	53,410	34,853	48,927

Cost of revenues	2,396	3,524	4,928	3,421	4,508

Gross profit	26,469	36,255	48,482	31,432	44,419

Operating costs and expenses:
Research and development	7,735	13,049	15,034	10,855	15,106
Sales and marketing	16,608	22,095	30,036	20,900	30,823
General and administrative	3,312	4,514	4,966	3,550	5,917

Total operating expenses	27,655	39,658	50,036	35,305	51,846

Operating loss	(1,186)	(3,403)	(1,554)	(3,873)	(7,427)
Financial expenses, net	(1,449)	(171)	(3,045)	(2,968)	(1,390)

Loss before income taxes	(2,635)	(3,574)	(4,599)	(6,841)	(8,817)
Income taxes	(126)	(224)	(247)	(205)	(174)

Net loss	$(2,761)	$(3,798)	$(4,846)	$(7,046)	$(8,991)

Net loss per share of common stock, basic and diluted	$(0.805)	$(1.097)	$(1.290)	$(1.888)	$(2.320)

Weighted average number of shares used in computing net loss per share of common stock, basic and diluted	3,427,823	3,460,612	3,756,761	3,732,888	3,875,403
Pro forma net loss per share of common stock, basic and diluted			$(0.257)		$(0.474)

Pro forma weighted average number of shares used in computing net loss per share of common stock, basic and diluted			18,838,902		18,957,544

The accompanying notes are an integral part of the consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIENCY

	Preferred Stock		Common Stock			Additional paid-in capital	Accumulated deficit	Total stockholders’ deficiency
	Number	Amount	Number	Amount
	(In thousands, except share data)
Balance as of January 1, 2010	14,638,729	$35,459	3,392,462	$3		$2,205	$(28,873)	$(26,665)
Stock-based compensation expense	—	—	—	—		511	—	511
Exercise of stock options	—	—	108,032	*	)	105	—	105
Net loss	—	—	—	—		—	(2,761)	(2,761)

Balance as of December 31, 2010	14,638,729	35,459	3,500,494	3		2,821	(31,634)	(28,810)
Stock-based compensation expense	—	—	—	—		235	—	235
Exercise of stock options	—	—	386,476	1		375	—	376
Repurchase of common stock from employees	—	—	(225,425)	*	)	(1,904)	—	(1,904)
Sale of common stock to employees	—	—	7,673	*	)	48	—	48
Issuance of Series E convertible preferred stock	217,752	2,500	—	—		—	—	—
Net loss	—	—	—	—		—	(3,798)	(3,798)

Balance as of December 31, 2011	14,856,481	37,959	3,669,218	4		1,575	(35,432)	(33,853)
Stock-based compensation expense	—	—	—	—		848	—	848
Exercise of stock options	—	—	179,075	*	)	169	—	169
Repurchase of common stock from employees	—	—	(87,100)	*	)	(766)	—	(766)
Issuance of common stock	—	—	87,100	*	)	1,000	—	1,000
Net loss	—	—	—	—		—	(4,846)	(4,846)

Balance as of December 31, 2012	14,856,481	37,959	3,848,293	4		2,826	(40,278)	(37,448)
Exercise of warrants to purchase Series D convertible preferred stock	225,660	5,816	—	—		—	—	—
Stock-based compensation expense	—	—	—	—		1,126	—	1,126
Exercise of stock options	—	—	49,250	*	)	56	—	56
Net loss	—	—	—	—		—	(8,991)	(8,991)

Balance as of September 30, 2013 (Unaudited)	15,082,141	$43,775	3,897,543	$4		$4,008	$(49,269)	$(45,257)

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				Unaudited	Unaudited
	(in thousands)
Cash flows from operating activities:
Net loss	$(2,761)	$(3,798)	$(4,846)	$(7,046)	$(8,991)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	291	453	465	329	566
Stock-based compensation	511	235	848	730	1,126
Capital gain (loss) from disposal of fixed assets	—	—	12	12	(5)
Accretion of interest related to credit facilitators	122	(122)	—	—	—
Amortization of deferred charges related to short-term loan	28	10		—	—
Amortization of deferred charges related to long-term loan	—	—	141	86	162
Warrants issued to reseller	443
Revaluation of fair value of warrants to purchase convertible preferred stock	1,071	(233)	3,195	2,834	1,508
Changes in assets and liabilities:
Trade receivables	(4,656)	(3,217)	(4,370)	3,772	5,881
Prepaid expenses and other current assets	(41)	(71)	(662)	(114)	463
Trade payables	185	171	1,116	(72)	(384)
Accrued expenses and other liabilities	766	1,597	1,731	(65)	263
Increase in severance pay, net	—	581	143	70	57
Deferred revenues	5,544	5,487	4,056	(182)	183
Other long term liabilities	—	186	(97)	(75)	(47)

Net cash provided by operating activities	1,503	1,279	1,732	279	782

Cash flows from investing activities:
Decrease (increase) in short-term deposit	(94)	(482)	279	279	(1)
Decrease (increase) in long-term deposits	(59)	10	9	29	(30)
Decrease (increase) in restricted cash	(220)	27	(10)	(58)	(332)
Purchase of property and equipment	(633)	(561)	(920)	(493)	(828)

Net cash used in investing activities	(1,006)	(1,006)	(642)	(243)	(1,191)

Cash flows from financing activities:
Repayment of long-term loan	(1,750)	(458)	—	—	—
Exercise of employee stock options	105	376	169	110	56
Exercise of warrants to purchase Series D convertible preferred stock	—	—	—	—	1,137
Issuance of Series E convertible preferred stock	—	2,500	—	—	—
Repurchase of common stock	—	(1,904)	(766)	(766)	—
Issuance of common stock to employees	—	48	—	—	—
Sale of common stock to employees	—	—	1,000	1,000	—

Net cash provided by (used in) financing activities	(1,645)	562	403	344	1,193

Increase in cash and cash equivalents	(1,148)	835	1,493	380	784
Cash and cash equivalents at beginning of period	13,290	12,142	12,977	12,977	14,470

Cash and cash equivalents at end of period	$12,142	$12,977	$14,470	$13,357	$15,254

Supplemental disclosures of non-cash flow information
Deferred charges related to warrants granted to credit facilitator	$—	$—	$258	$258	$263

Exercise of warrants to purchase Series D convertible preferred stock	$—	$—	$—	$—	$4,679

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$46	$189	$169	$146	$187

The accompanying notes are an integral part of the consolidated financial statements.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Note 1:- General

Varonis Systems, Inc. (“VSI” and together with its subsidiaries, collectively, the “Company”) was incorporated under the laws of the State of Delaware on November 3, 2004 and commenced operations on January 1, 2005.

VSI has five wholly-owned subsidiaries: Varonis Systems Ltd. (“VSL”) incorporated under the laws of Israel on November 24, 2004; Varonis UK (“VSUK”) incorporated under the laws of England on March 14, 2007; Varonis Systems (Deutschland) GmbH (“VSG”) incorporated under the laws of Germany on July 6, 2011; Varonis France SAS (“VSF”) incorporated under the laws of France on February 22, 2012; and

Varonis Systems Corp. (“VSC”), incorporated under the laws of British Columbia, Canada on February 19, 2013.

The Company’s software products and services allow enterprises to map, analyze, manage and migrate their unstructured data. The Company specializes in human-generated data, a type of unstructured data that includes an enterprise’s word processing documents, spreadsheets, presentations, audio files, video files, emails, text messages, and any other data created by employees. Through its products the DatAdvantage platform, DataPrivilege, IDU Classification Framework, Varonis DatAnywhere, and Data Transport Engine (collectively, the “Products”), the software platform allows enterprises to realize the value of their human-generated data in ways that are not resource-intensive and easy to implement.

VSI markets and sells products and services mainly in the United States. VSUK, VSG and VSF resell the Company’s products and services mainly in the UK, Germany and Europe, respectively. The Company primarily sales its products and services to a global network of distributors and Value Added Resellers (VARs), which sell the products to end users customers.

The Company had a stockholders’ deficiency of $ 33,853, $ 37,448 and $ 45,257 as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively, resulting mainly from its preferred stock not being classified as equity. The preferred stock is only redeemable upon contingent events that are not probable (see Note 8a).

Note 2:- Significant Accounting Policies

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis, as follows:

a. Use of Estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to accounts receivable and sales allowances, fair values of preferred stock warrants, fair values of stock-based awards, deferred taxes and income tax uncertainties, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

b. Financial Statements in U.S. Dollars:

Most of the revenues and costs of VSI are denominated in United States dollars (“dollars”). Some of the subsidiaries’ revenues and costs are incurred in Euros, the Pound Sterling and New Israeli Shekels (“NIS”); however, the Company’s management believes that the dollar is the primary currency of the economic environment in which VSI and each of its subsidiaries operate. Thus, the dollar is the Company’s functional and reporting currency.

Accordingly, transactions denominated in currencies other than the functional currency are re-measured to the functional currency in accordance with ASC No. 830, “Foreign Currency Matters” at the exchange rate at the date of the transaction or the average exchange rate in the quarter. At the end of each reporting period, financial assets and liabilities are re-measured to the functional currency using exchange rates in effect at the balance sheet date. Non-financial assets and liabilities are re-measured at historical exchange rates. Gains and losses related to re-measurement are recorded as financial income (expense) in the consolidated statements of operations as appropriate.

c. Principles of Consolidation:

The consolidated financial statements include the accounts of VSI and its wholly-owned subsidiaries, VSL, VSUK, VSG and VSF. All intercompany transactions and balances have been eliminated upon consolidation.

d. Unaudited Pro Forma Consolidated Balance Sheet

Immediately prior to the closing of a qualified initial public offering (“IPO”), all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. In addition, the outstanding preferred stock warrants will automatically be reclassified into warrants to purchase common stock upon the closing of an IPO. The September 30, 2013 unaudited pro forma consolidated balance sheet has been prepared assuming the automatic conversion of all outstanding shares of preferred stock into 15,082,141 shares of common stock and the resulting classification of the outstanding preferred stock warrants into common stock warrants.

e. Unaudited pro forma net loss per share of common stock

In August 2013, the Company’s board of directors authorized the filing of a registration statement with the Securities and Exchange Commission (“SEC”) for the Company to sell shares of common stock to the public. Pro forma basic and diluted net loss per share of common stock have been computed in contemplation of the completion of an IPO and give effect to the conversion of all the Company’s outstanding convertible preferred stock into common stock. All the outstanding shares of convertible preferred stock will automatically be reclassified into shares of common stock upon an IPO. Warrants to purchase preferred stock will automatically convert into warrants to purchase common stock upon an IPO. Therefore, the warrants that were not exercised to date were not included in the number of shares used in computing pro forma net loss per share.

f. Cash Equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

g. Short-Term Deposits:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. Deposits in U.S. dollars bear interest at rates ranging from 0.15%-0.90%, 0.05%-0.20% and 0.05%-0.60%, per annum, as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively. Deposits in NIS bear interest at rates ranging from 2.10%-2.34%, 1.30%-2.00% and 0.83%-1.65%, per annum, as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively. Short-term deposits are presented at cost which approximates market value due to their short maturities.

h. Restricted Cash:

Restricted cash is primarily invested in certificates of deposit and is used mostly as security for the Company’s lease commitments.

The Company had short-term restricted cash in the amount of $ 107, $ 117 and $ 171 as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively, and long-term restricted cash in the amount of $ 86 as of December 31, 2011 and December 31, 2012 and $ 364 as of September 30, 2013 (unaudited).

i. Property and Equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computer equipment	33
Office furniture and equipment	7 - 15
Leasehold improvements	Over the shorter of the lease term or estimated useful life

j. Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No, 360 “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and for the nine month period ended September 30, 2013, no impairment losses have been recorded.

k. Long-Term Lease Deposits:

Long-term lease deposits include long-term deposits for leased cars presented at cost.

l. Revenue Recognition:

The Company generates revenues in the form of software license fees and related maintenance and services fees. Maintenance and services primarily consist of fees for maintenance services (including support and

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

unspecified upgrades and enhancements when and if they are available) and professional services (including training) that are not essential to functionality of the Company’s software. The Company sells its products worldwide directly to a network of distributors and VARs.

The Company accounts for the sale of perpetual software in accordance with ASC 985-605, “Software Revenue Recognition”. As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of maintenance, and professional services agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue, when all ASC 985-605 criteria for revenue recognition are met.

The Company determines the fair value based on the stand alone sales price charged for maintenance, and professional services. The Company has defined classes of transactions, based on the value of licensed software products purchased from the Company. The Company prices renewals for each class of transaction as a fixed percentage of the total gross value of licensed software products the customer purchased. Since a perpetual license is always sold with maintenance and the license is never an undelivered element, there is no VSOE for the license portion.

Software license revenues are recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer provided that all other revenue recognition criteria have been met.

The Company recognizes revenues from the sale of term license arrangements, ratably, on a straight-line basis, over the term of the underlying maintenance contract, and is typically up to one year.

The Company recognizes revenues from maintenance ratably over the term of the underlying maintenance contract term. The term of the maintenance contract is usually one year.

Revenues from professional services consist mostly of time and material services and, accordingly, are recognized as the services are performed or when the service term has expired.

Professional services bundled with licensed software and other software related elements are not essential to the functionality of the other elements of the arrangement. Revenues allocable to the services are recognized as the services are performed, using VSOE for such services.

Deferred revenues represent unrecognized fees billed for maintenance and professional services.

The Company does not grant a right of return to its customers, except for one of its resellers. During the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and for the nine month period ended September 30, 2013, there were no returns from this reseller.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

m. Cost of Revenues:

Cost of revenues consists of the cost of maintenance and services, resulting from costs associated with support, and professional services.

n. Accounting for Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation”. ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model (“OPM”). The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying common stock, expected stock price volatility and the expected option term. Expected volatility was calculated based upon certain peer companies that the Company considered to be comparable. The expected option term represents the period of time that options granted are expected to be outstanding. For stock-option awards which were at the money when granted (plain vanilla stock-options), the expected option term is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For stock-option awards which were in the money when granted, the Company used an expected term which it believes is appropriate under these circumstances, which is not materially different than determining the expected term based on a lattice model and then use it as an input to the Black-Scholes-Merton option pricing model. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the shares of common stock underlying the stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including data from other comparable companies, sales of common and convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.

Since the distributions and participation rights to security holders are different in a sale/liquidation scenario versus an IPO, the valuation of the Company was performed using a weighted average of the values derived from each of the following scenarios 1) discounted cash flow (DCF) model. The OPM method was then employed to allocate the enterprise value amongst the Company’s various equity classes, deriving a fully marketable value per

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

share for the common stock and 2) IPO scenario. Before the per share value was determined, a discount for lack of marketability and a voting right differential was applied, as applicable, to the common stock and the founders stock.

The fair value for options granted in 2010, 2011, 2012 and 2013 (unaudited) is estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following assumptions: expected volatility of 60%, 60%, 60%—75% and 60%—75% respectively, risk free interest rates of 1.76%—3.28%, 1.07%—2.41%, 1.10%—1.24%, and 1.13%-2.29%, respectively, dividend yields of 0%, and an expected term of 6.25 years. The Company’s board of directors deemed the fair value of the Company’s common stock to be $ 12.10, $17.37 and $ 24.23 per share as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively.

The Company accounts for options granted to consultants and other service providers under ASC 718 and ASC 505, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The fair value of these options was estimated using a Black-Scholes option-pricing model.

The non-cash compensation expenses related to employees and consultants for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and for the nine month periods ended September 30, 2012 and September 30, 2013 (unaudited), amounted to $ 511, $ 235, $ 848, $ 730 and $ 1,126, respectively.

o. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20, “Software-Costs of Software to Be Sold, Leased, or Marketed,” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

p. Income Taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740, using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

q. Derivative Instruments:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging”. ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

The Company entered into derivative instrument arrangements to hedge a portion of its anticipated NIS expenses. These derivative instruments are not designated as cash flows hedges, as defined by ASC No. 815, and therefore all gains and losses were recorded immediately in the statement of operations, as financial income (expense).

During 2011, the Company recorded financial income due to foreign currency transactions in the amount of $ 72.

As of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), there were no open derivative instruments arrangements.

r. Warrants to Purchase Convertible Preferred Stock:

The Company accounts for freestanding warrants to purchase shares of its convertible preferred stock as a liability on the balance sheets at fair value. The warrants to purchase convertible preferred stock are recorded as a liability because the underlying shares of convertible preferred stock are contingently redeemable (upon a deemed liquidation event) and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event or the conversion of convertible preferred stock into common stock. (See Note 10).

s. Concentrations of Credit Risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term deposits and trade receivables.

The Company’s cash, cash equivalents, restricted cash and short-term deposits are invested in major banks in the United States, the United Kingdom, France, Germany and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company maintains cash and cash equivalents with diverse financial institutions and monitors the amount of credit exposure to each financial institution.

The Company’s trade receivables are geographically diversified and derived primarily from sales to a network of distributors and VARs mainly in the United States and Europe. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. The Company writes off receivables when they are deemed uncollectible and having exhausted all collection efforts.

t. Severance Pay:

Until December 31, 2012, VSI had a defined contribution plan (Simple IRA) available to all of its employees meeting certain service requirements. Employees were permitted to contribute up to a maximum of

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

$ 11.5 of their annual compensation to the plan. VSI made a contribution to the plan in an amount equal to the employee’s contributions up to 3% of their salaries.

Starting January 1, 2013, VSI made available to its employees a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. VSI matches 100% of each participant’s contributions up to a maximum of 3% of the participant’s base pay and 50% of each participant’s contributions on contributions between 3% and 5% of the participant’s base pay. Each participant may contribute up to 80% of base remuneration up to the Internal Revenue Service’s annual contribution limit. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statements of income.

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The employees of the Israeli subsidiary elected to be included under section 14 of the Severance Pay Law, 1963 (“section 14”). According to this section, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 release the Company from any future severance payments (under the above Israeli Severance Pay Law) in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

The Company’s liability for severance pay for the employees of its French subsidiary is calculated pursuant to French law, according to which French employees are entitled to an indemnity (a statutory redundancy) which is calculated as the larger of 20% of the average quarterly payroll of the employees or 33.3% of the average annual payroll. The law provides for the payment of severance payment to any employee working for the French subsidiary for at least a year.

Total Company expenses related to severance pay amounted to $ 524, $ 1,424, $ 1,250, $ 934 and $ 1,263 for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and for the nine month periods ended September 30, 2012 and September 30, 2013 (unaudited), respectively.

u. Fair Value of Financial Instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 2:- Significant Accounting Policies (Cont.)

The carrying amounts of cash and cash equivalents, trade receivables, short-term deposits and trade payables approximate their fair value due to the short-term maturity of such instruments.

v. Basic and Diluted Net Loss Per Share:

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, convertible preferred stock warrants stock, to the extent dilutive.

Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

w. Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC 450. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2012 and September 30, 2013, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

Note 3:- Prepaid Expenses and Other Current Assets

	December 31,
	2011	2012
Prepaid expenses	$230	$892
Government institutions	28	154
Deferred charges	—	117
Short-term deposits	173	87
Other	68	63

	$499	$1,313

Note 4:- Property and Equipment, Net

	December 31,
	2011	2012
Cost:
Computer equipment	$1,853	$2,486
Office furniture and equipment	268	385
Leasehold improvements	155	313

	2,276	3,184

Accumulated depreciation	1,421	1,886

Property and equipment, net	$855	$1,298

Depreciation expenses for the years ended December 31, 2011 and December 31, 2012 were $ 453 and $ 465, respectively.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 5:- Accrued Expenses and Other Liabilities

	December 31,
	2011	2012
Employees and institutions	$4,378	$5,680
Accrued expenses	675	469
Government authorities and other	577	1,191
Other accounts payable	66	87

	$5,696	$7,427

Note 6:- Commitments and Contingent Liabilities

a. Liens:

The Company has several liens granted to financial institutions mainly to secure various operating lease agreements in connection with its office space.

b. Lease Commitments:

The Company rents its facilities in all locations under operating leases with lease periods expiring from 2013-2016. The lease agreements of VSL include extension options. VSL leases cars for its employees under operating lease agreements expiring at various dates from 2013-2014.

Aggregate minimum rental commitments under non-cancelable leases as of September 30, 2013 for the upcoming years were as follows:

(Unaudited)
2013	$822
2014	2,021
2015	1,159
2016	1,027

$5,029

Total rent expenses for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 were $ 511, $ 969 and $ 1,140, respectively.

On June 17, 2013, VSL entered into a new lease agreement for office space in Israel. The lease begins on July 17, 2013 for a portion of the premises and on January 1, 2014 for an additional portion of the premises. The initial term of the lease expires on December 31, 2016, and VSL has an option to extend the term for an additional three years. As of January 1, 2014, this new lease agreement will be VSL’s only effective lease agreement for office space.

c. On November 14, 2011, the Company entered into a loan and security agreement with Bridge Bank (“the 2011 Credit Line Agreement”) allowing the Company to borrow up to $5,000 against certain of its accounts receivable outstanding amount, based on several conditions and financial covenants, at an annual interest rate of 0.5% per year above the Prime Rate (which shall not be less than 3.25% annually). As of

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 6:- Commitments and Contingent Liabilities (Cont.)

December 31, 2011 and December 31, 2012 that rate amounted to 3.75%. The credit line can be drawn down until November 2013. In addition, the Company has paid Bridge Bank a facility fee and reimbursed its expenses in the aggregate amount of $50. As of September 30, 2013 and as of December 31, 2011 and 2012, the Company did not utilize the line of credit, and, as such, apart from the fees described above, no additional interest expense has been recorded.

d. On May 29, 2012, the Company entered into a loan and security agreement (the “2012 Credit Line Agreement”) with TriplePoint Capital LLC (“TriplePoint”) providing the Company with a credit line of up to $10,000 which was originally available to be drawn down until June 30, 2013. Such credit line is secured by a first priority security interest in substantially all of the Company’s assets other than its Intellectual Property. Any advances under the 2012 Credit Line Agreement will bear interest at the Prime Rate (which shall not be less than 3.25% annually) plus 6.25%. As of December 31, 2012, that rate amounted to 9.5%. Upon execution of the 2012 Credit Line Agreement, the Company paid TriplePoint a facility fee in the amount of $ 50.

In connection with the execution of the 2012 Credit Line Agreement, the Company issued TriplePoint warrants to purchase 15,242 shares of Series E Preferred stock (see Note 10b) with a fair value of $ 258. This amount was recorded as a deferred fee and is recognized in financial income (expense) during the term of the 2012 Credit Line Agreement.

During 2012, the Company did not utilize the credit line under the 2012 Credit Line Agreement, and, as such, apart from the amortization of the deferred charge described above, no additional interest expense has been recorded.

On May 21, 2013, the Company and TriplePoint entered into an amendment of the 2012 Credit Line Agreement (the “Amendment”). The Amendment extended the draw period until June 30, 2015 and increased the available credit line by $ 5,000 to a total of up to $ 15,000. Upon execution of the Amendment, the Company paid TriplePoint a facility fee in the amount of $ 75 and issued TriplePoint warrants to purchase 14,154 shares of Series E Preferred stock (see Note 10b) with fair value of $ 263. This amount was recorded as a deferred fee and is recognized in financial income (expense) during the term of the Amendment. As of September 30, 2013, there were no outstanding borrowings under the 2012 Credit Line Agreement.

Note 7:- Fair Value Measurements

Financial instruments measured at fair value on a recurring basis include warrants for convertible preferred stock. The warrants are classified as a liability in accordance with ASC 480-10-25 (see Note 10). These warrants were classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation (the share price) were determined based on management’s assumptions. The fair value of the warrants on the issuance date and on subsequent reporting dates was determined using the Black-Scholes-Merton options pricing model utilizing the assumptions noted below. The fair value of the underlying preferred stock price was determined by the board of directors considering, among others, third party valuations. The valuation of the Company was performed using a DCF model. The OPM method was then employed to allocate the enterprise value among the Company’s various equity classes, deriving a fully marketable value per share for the preferred stock. The expected terms of the warrants were based on the remaining contractual expiration period. The expected stock price volatility for the stock was determined by examining the historical volatilities of a group of the Company’s industry peers as there is no trading history of the Company’s stocks. The risk-free interest rate was calculated using the average of the published interest rates for U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption was zero as there is no history of dividend payments.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 7:- Fair Value Measurements (Cont.)

The following assumptions were used to estimate the value of the Series C Preferred stock warrants:

	2011	2012	September 2013
			(Unaudited)
Expected volatility	60%	75%	60%
Risk-free rate	1.43%	1.13%	1.6%
Dividend yield	0%	0%	0%
Expected term (in years)	8.00	7.17	5.5
Share price	$9.79	$20.20	$27.6

The following assumptions were used to estimate the value of the Series D Preferred stock warrants:

	2011	2012	August 16, 2013(*)
			(Unaudited)
Expected volatility	60%	75%	60%
Risk-free rate	0.89%	0.70%	0.70%
Dividend yield	0%	0%	0%
Expected term (in years)	6.00	5.17	3.37
Share price	$10.27	$20.39	$25.78

(*)	As of September 30, 2013, all the Series D Preferred stock warrants were exercised.

The following assumptions were used to estimate the value of the Series E Preferred stock warrants:

	2012	September 2013
		(Unaudited)
Expected volatility	75%	60%
Risk-free rate	1.13%	1.6%-2.22%
Dividend yield	0%	0%
Expected term (in years)	7.17	5.66-6.64
Share price	$22.65	$28.64

The change in the fair value of the preferred stock warrant liability is summarized below:

	Balance at beginning of period	Issuance of preferred stock warrants	Exercise of preferred stock warrants	Change in fair value	Balance at end of period
December 31, 2011	$2,554	$—	$—	$(233)	$2,321

December 31, 2012	$2,321	$258	$—	$3,195	$5,774

September 30, 2013 (unaudited)	$5,774	$263	$(4,679)	$1,508	$2,866

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 8:- Convertible Preferred Stock

a. Composition of Convertible Preferred Stock:

	Authorized		Issued and outstanding
	Number of shares					Carrying Amount
	December 31,				September 30, 2013	December 31, 2011 and 2012	September 30, 2013
	2011	2012	2011	2012
					(Unaudited)		(Unaudited)
Stock of $ 0.001 par value:
Series A Preferred stock	5,035,715	5,035,715	5,035,715	5,035,715	5,035,715	$3,477	$3,477
Series B Preferred stock	5,093,263	5,093,263	5,093,263	5,093,263	5,093,263	10,064	10,064
Series C Preferred stock	1,721,022	1,721,022	1,534,669	1,534,669	1,534,669	6,969	6,969
Series D Preferred stock	4,875,082	4,875,082	2,975,082	2,975,082	3,200,742	14,949	20,765
Series E Preferred stock	217,752	261,302	217,752	217,752	217,752	2,500	2,500

	16,942,834	16,986,384	14,856,481	14,856,481	15,082,141	$37,959	$43,775

The Company issued Series A through E Preferred stock between the years 2004 and 2013. The Company classifies the convertible preferred stock outside of stockholders’ equity (deficiency) as required by ASC 480-10-S99-3A and ASR 268, since the shares possess liquidation features which may trigger a distribution of cash or assets that is not solely within the Company’s control. Pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), a deemed liquidation event would occur upon the closing of the transfer of the Company’s securities to a person or a group of affiliated persons, in one or a series of related transactions, if immediately after such transaction, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company. For the years ended December 31, 2011 and 2012, and the nine months ending September 30, 2013 (unaudited) the Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a deemed liquidation event was not probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a deemed liquidation event will occur (See Note 8bii).

b. Preferred Stock Rights:

Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred and Series E Preferred stock confer upon their holders all the rights conferred by common stock, in addition to certain rights mentioned in the Company’s Certificate of Incorporation, inter alia, the following:

i. Right to receive dividends—No payment of any dividends shall be declared or paid on any class of stock of the Company unless an equal and ratable dividend is first declared and paid to holders of Preferred E and Preferred D stock.

ii. Liquidation rights—In the event of any event of liquidation, the Company shall distribute to the holders of preferred stock, prior to and in preference to any payments to any of the holders of any other

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 8:- Convertible Preferred Stock (Cont.)

classes of stock, a per share amount equal to the original issuance price for each of their shares. The liquidation order is such that Series E, Series D, Series C, Series B and Series A stockholders shall be entitled, in their respective order, to receive, prior and in preference to the above order any distribution of any asset, capital, earnings or surplus funds of the Company. All remaining assets shall be distributed among all the stockholders pro rata in proportion to the number of shares of common stock held by them on a converted basis.

iii. Voting rights—Each share of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred stock may be converted according to the conversion rate in effect at the time of such vote, as set forth in the Company’s Certificate of Incorporation.

iv. Automatic and optional conversion:

Each share of convertible preferred stock is convertible at the option of the holder into the number of shares of common stock determined by dividing the original issue price by the applicable conversion price. The original issue price per share is $ 0.70 for Series A, $ 1.99 for Series B, $ 4.56 for Series C, $ 5.04 for Series D and $ 11.48 for Series E. At the current conversion prices, each share of Series A, Series B, Series C, Series D and Series E will convert into common stock on a 1-for-1 basis. The conversion price per share for convertible preferred stock shall be adjusted for certain recapitalizations, splits, combinations, common stock dividends or similar events. The convertible preferred stock automatically converts into shares of common stock at the conversion price then in effect upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering under the Securities Act of 1933, as amended, covering the Company’s common stock, provided that (1) the common stock is listed on the New York Stock Exchange or the NASDAQ Global Market, (2) the offering price per share of common stock to the public is at least $10.08 and (3) the aggregate net proceeds to the Company are not less than $ 20 million; or (ii) when the holders of a majority of the outstanding shares of convertible preferred stock, voting together as a single class on an as-converted to common stock basis, elect conversion.

Note 9:- Stockholders’ Deficiency

a. Composition of common stock capital:

	Authorized			Issued and outstanding
	December 31,		September 30, 2013	December 31,		September 30, 2013
	2011	2012		2011	2012
			(Unaudited)			(Unaudited)
	Number of shares
Stock of $ 0.001 par value:
Common stock	26,000,000	26,000,000	26,000,000	3,669,218	3,848,293	3,897,543

b. Common stock rights:

The Company’s Certificate of Incorporation authorizes the Company to issue 26,000,000 shares of common stock, par value $ 0.001 per share.

The common stock confers upon its holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), to elect two board members (in certain

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 9:- Stockholders’ Deficiency (Cont.)

events, as described in the Company’s Certificate of Incorporation, it is one member) and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

c. Stock option plans:

On December 30, 2005, the Company’s board of directors adopted the Varonis Systems, Inc. 2005 Stock Plan (the “2005 Stock Plan”). As of September 30, 2013 (unaudited), the Company had reserved 4,713,319 shares of common stock available for issuance to employees, directors, officers and consultants of the Company and its subsidiaries. The options generally vest over four years. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2005 Stock Plan.

A summary of employees’ stock options activities during the nine month period ended September 30, 2013 and 2012 is as follows:

	Nine months ended September 30, 2013 (Unaudited)
	Number	Weighted average exercise price	Aggregate intrinsic value (in thousands)	Weighted average remaining contractual life (years)
Options outstanding at the beginning of the year	2,809,923	$1.782	$43,801	5.952
Granted	496,900	$14.578
Exercised	(49,250)	$1.146
Forfeited	(5,359)	$8.629

Options outstanding at the end of the period	3,252,214	$3.743	$66,628	5.884

Vested and expected to vest	3,193,108	$3.572	$65,962	5.821

Options exercisable at the end of the period	2,557,071	$1.350	$58,506	4.987

	Nine months ended September 30, 2012 (Unaudited)
	Number	Weighted average exercise price	Aggregate intrinsic value (in thousands)	Weighted average remaining contractual life (years)
Options outstanding at the beginning of the year	2,812,092	$1.247	$15,616	6.577
Options granted to consultant that became employee during the period	10,000	$1.256
Granted	110,429	$7.070
Exercised	(134,888)	$0.817
Forfeited	(15,523)	$1.955

Options outstanding at the end of the period	2,782,110	$1.494	$38,909	6.100

Vested and expected to vest	2,764,325	$1.471	$38,725	6.803

Options exercisable at the end of the period	2,494,663	$1.176	$35,684	5.840

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 9:- Stockholders’ Deficiency (Cont.)

A summary of employees’ stock options activities during the years ended December 31, 2010, December 31, 2011 and December 31, 2012 is as follows:

	Year ended December 31, 2012
	Number	Average exercise price	Aggregate intrinsic value (in thousands)	Average remaining contractual life (years)
Options outstanding at the beginning of the year	2,812,092	$1.247	$15,616	6.577
Options granted to consultant that became employee during the year	10,000	$1.256
Granted	183,929	$9.228
Exercised	(179,075)	$0.938
Forfeited	(17,023)	$2.382

Options outstanding at the end of the year	2,809,923	$1.782	$43,801	5.952

Vested and expected to vest	2,787,889	$1.742	$43,568	5.930

Options exercisable at the end of the year	2,488,512	$1.197	$40,247	5.610

	Year ended December 31, 2011
	Number	Weighted average exercise price	Aggregate intrinsic value (in thousands)	Weighted average remaining contractual life (years)
Options outstanding at the beginning of the year	3,131,299	$1.076	$16,154	7.141
Granted	86,000	$6.230
Exercised	(386,476)	$0.973
Forfeited	(18,731)	$1.231

Options outstanding at the end of the year	2,812,092	$1.247	$15,616	6.577

Vested and expected to vest	2,792,646	$1.233	$15,545	6.564

Options exercisable at the end of the year	2,485,357	$1.055	$14,279	6.355

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 9:- Stockholders’ Deficiency (Cont.)

	Year ended December 31, 2010
	Number	Weighted average exercise price	Aggregate intrinsic value (in thousands)	Weighted average remaining contractual life (years)
Options outstanding at the beginning of the year	2,945,228	$1.025	$1,624	7.902
Options granted to consultant that became employee during the year	57,000	$1.210
Options granted to consultant that became employee during the year	20,000	$1.576
Granted	251,821	$1.576
Exercised	(108,032)	$0.974
Forfeited	(34,718)	$1.164

Options outstanding at the end of the year	3,131,299	$1.076	$16,154	7.141

Vested and expected to vest	3,063,402	$1.069	$15,825	7.106

Options exercisable at the end of the year	2,430,044	$0.998	$12,727	6.733

The weighted average grant date fair values of options granted during the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and for the nine month periods ended September 30, 2012 and 2013 (unaudited) were $ 1.501, $ 6.230, $ 11.183, $ 10.706 and $ 13.983, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. Total intrinsic value of options exercised for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 was $ 568, $ 2,168 and $ 2,420, respectively, and for the nine month periods ended September 30, 2012 and 2013 (unaudited) was $ 1,771 and $ 1,347, respectively. As of December 31, 2012 and September 30, 2013 (unaudited), there was $ 2,710 and $ 10,026 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2005 Stock Plan. This cost is expected to be recognized over a period of approximately 1.968 and 2.141 years, respectively.

The options outstanding as of September 30, 2013 have been separated into ranges of exercise price as follows:

(Unaudited)
Range of exercise price	Options outstanding as of September 30, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of September 30, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price of options exercisable
$ 0.070-0.901	758,047	3.617	$0.744	758,047	3.617	$0.744
$ 1.039-1.576	1,737,275	5.436	$1.258	1,695,349	5.405	$1.250
$ 6.230-8.800	188,492	8.136	$6.710	92,814	8.039	$6.833
$ 12.470	444,700	9.426	$12.470	10,861	9.240	$12.470
$ 21.14	123,700	9.893	$21.140	—	0.000	$0.000

	3,252,214	5.884	$3.743	2,557,071	4.987	$1.350

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 9:- Stockholders’ Deficiency (Cont.)

The options outstanding as of December 31, 2012 have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise Price	Options exercisable as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price of options exercisable
$ 0.070-0.901	768,047	4.361	$0.746	768,047	4.361	$0.746
$ 1.039-1.576	1,775,884	6.162	$1.254	1,672,919	6.099	$1.238
$ 6.230-8.800	192,492	8.888	$6.706	47,546	8.597	$7.040
$ 12.470	73,500	9.800	$12.470	—	—	$—

	2,809,923	5.952	$1.782	2,488,512	5.610	$1.197

d. Options issued to consultants:

The Company’s outstanding options granted to consultants for sales and pre-marketing services as of September 30, 2013 were as follows:

(Unaudited)
Issuance date	Options for shares of common stock	Exercise price per share	Options exercisable	Exercisable through
	(number)		(number)
December 2006	40,090	$0.901	40,090	December 2016
May 2012	1,500	$6.800	—	May 2022
February 2013	4,000	$12.470	—	February 2023
August 2013	5,000	$21.140	—	August 2023

	50,590		40,090

The Company’s outstanding options granted to consultants for sales and pre-marketing services as of December 31, 2012 were as follows:

Issuance date	Options for shares of common stock	Exercise price per share	Options exercisable	Exercisable through
	(number)		(number)
December 2006	40,090	$0.901	40,090	December 2016
May 2012	1,500	$6.800	—	May 2022

	41,590		40,090

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 9:- Stockholders’ Deficiency (Cont.)

e. Stock-based compensation expense for employees and consultants:

The Company recognized non-cash stock-based compensation expense in the consolidated statements of operations as follows (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Cost of revenues	$12	$12	$41	$34	$20
Research and development expenses	191	81	327	280	337
Sales and marketing	162	103	284	240	516
General and administrative expenses	146	39	196	176	253

Total	$511	$235	$848	$730	$1,126

f. On February 24, 2011, the Company entered into a Share Purchase Agreement (the “2011 SPA”) with its two founders, pursuant to which the Company purchased 217,752 shares of common stock from the founders (108,876 from each), at a price per share of $ 11.48 for total consideration of $ 2,500. These shares were retired and resumed the status of unissued shares.

The difference between the price per share and the fair value of the common stock at the repurchase date, multiplied by the number of shares purchased, in the amount of $634 was recorded as compensation expenses with respect to employees in accordance with ASC 718. Simultaneously with the 2011 SPA, the Company issued 217,752 shares of preferred stock to several of its existing stockholders at a price per share of $11.48 for a total consideration of $ 2,500.

g. On January 30, 2012, the Company entered into a Share Purchase Agreement (the “2012 SPA”) with one of its founders, pursuant to which the Company purchased 87,100 shares of common stock, at a price per share of $11.48, for total consideration of $ 1,000.

The difference between the price per share and the fair value of the common stock at the repurchase date, multiplied by the number of shares purchased, in the amount of $ 234 was recorded as compensation expenses with respect to employees in accordance with ASC 718. Simultaneously with the 2012 SPA, the Company sold the 87,100 shares of common stock to several of its existing stockholders at a price per share of $ 11.48 for a total consideration of $ 1,000.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 10:- Warrants to Purchase Preferred Stock

Issuance with respect to	Warrants to purchase	Issuance date	Number of warrants	Exercise price	Contractual term
2007 Credit Line Agreement	Preferred C	11/7/2007	69,882	$4.56 per share or the lowest price per share in the next preferred stock investment round.	The longer of 7 years from the issuance date of the warrants or 5 years following an effective IPO

2007 Credit Line Agreement	Preferred C	5/1/2008	23,294	$4.56 per share or the lowest price per share in the next preferred stock investment round.	The longer of 7 years from the issuance date of the warrants or 5 years following an effective IPO

Series D Transaction	Preferred D	12/21/2009	180,312	$5.04	The longer of 6 years from issuance date of the warrants or 3 years from the date the common stock is listed for trading on a national securities exchange

Series D Transaction	Preferred D	12/21/2010	45,348	$5.04	The longer of 6 years from issuance date of the warrants or 3 years from the date the common stock is listed for trading on a national securities exchange

2012 Credit Line Agreement	Preferred E	5/29/2012	15,242	$11.48 per share or the lowest price per share in the next preferred stock investment round (but in no event lower than $9.18 per share)	The longer of 7 years from the issuance date of the warrants or 5 years following an effective IPO

2012 Credit Line Agreement—amendment	Preferred E	5/21/2013	14,154	$11.48 per share or the lowest price per share in the next preferred stock investment round (but in no event lower than $9.18 per share)	The longer of 7 years from the issuance date of the warrants or 5 years following an effective IPO

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 10:- Warrants to Purchase Preferred Stock (Cont.)

a. On November 7, 2007, the Company entered into a loan and security agreement (the “2007 Credit Line Agreement”) with TriplePoint, pursuant to which TriplePoint agreed to make available to the Company a line of credit in the aggregate amount of up to $ 5,000 during a period of 11 months, through October 1, 2008. On May 1, 2008, the Company borrowed $ 5,000 pursuant to the 2007 Credit Line Agreement and repaid it in 36 equal monthly payments of principal and interest (Prime rate plus 2.25%), payable on the last day of each month commencing on the day the loan installments were funded plus a facility fee paid by the Company in the amount of $ 50 ($ 25 upon signing of the 2007 Credit Line Agreement and $ 25 upon the withdrawal of the loan). The Company repaid the remaining current maturity of the loan during 2011, and the 2007 Credit Line Agreement has been terminated.

In conjunction with the 2007 Credit Line Agreement and the related loan, the Company issued to TriplePoint warrants to purchase an aggregate amount of 93,176 shares of the Company’s Series C Preferred stock.

The fair value of the Series C Preferred stock warrants on the date of issuance was $ 341.

As of December 31, 2011, December 31, 2012 and September 30, 2013, all the Series C Preferred stock warrants were outstanding.

b. In conjunction with the 2012 Credit Line Agreement (see Note 6d), the Company issued TriplePoint warrants to purchase 15,242 shares of the Company’s Series E Preferred stock. The warrants may be exercised for cash or through a cashless mechanism.

The fair value of the Series E Preferred stock warrants on the date of issuance was $ 258.

In conjunction with the amendment of the 2012 Credit Line Agreement (see Note 6d), the Company issued TriplePoint warrants to purchase 14,154 shares of the Company’s Series E Preferred stock. The warrants may be exercised for cash or through a cashless mechanism.

The fair value of the Series E Preferred stock warrants on the date of issuance was $ 263.

As of September 30, 2013, all the Series E Preferred Stock warrants were outstanding.

c. In conjunction with a Series D Preferred Stock Purchase Agreement entered into by the Company on December 22, 2008 (the “Series D Transaction”), the Company agreed to grant warrants to purchase a number of shares of Series D Preferred stock based on future annual revenue targets to one of the investors in the Series D Transaction, which is also one of the Company’s resellers (“the Reseller”), all pursuant to certain conditions stipulated in a management agreement between the parties. The warrants are contingent upon the Reseller generating revenue for the Company, and, as such, the contingency is evaluated at each reporting period, and, if applicable, the value of the warrants is recorded as a reduction in revenues upon the Reseller’s satisfaction of the revenue generating targets for such years.

During 2009 and 2010, the Company issued the Reseller warrants to purchase 180,312 and 45,348 shares of Series D Preferred stock, respectively, since the revenue targets were met and recorded it as a reduction to its revenues, based on the guidance of ASC 605-50. The value of the warrants in the year 2009 and 2010 amounted to $ 784 and $ 443, respectively. In 2011, the Company did not issue any warrants to the Reseller as revenue targets were not met. On August 22, 2012, the Reseller agreed to waive its rights, to potentially receive warrants for the last two years (2012 and 2013) for which revenue targets were set under the management agreement, for no consideration.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 10:- Warrants to Purchase Preferred Stock (Cont.)

At each reporting date, the Company re-measures its warrants for convertible preferred stock to fair value using the Black-Scholes-Merton option-pricing model (see Note 7).

On August 16, 2013, the Reseller, exercised all of its warrants to purchase Series D Preferred Stock for total consideration of $1,137.

Note 11:- Income Taxes

a. The Company:

The Company is taxed in accordance with U.S. tax laws.

As of December 31, 2011 and December 31, 2012, the Company had accumulated tax loss carry-forward of approximately $ 11.9 and $ 10.2 million, respectively. These tax losses in the U.S. can be carried forward and offset against taxable income in the future and expire from 2027-2029. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

b. Profit (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2011	2012
Domestic	$(3,403)	$(4,365)	$(4,487)
Foreign	768	791	(112)

	$(2,635)	$(3,574)	$(4,599)

c. Taxes on loss are comprised as follows:

	Year ended December 31,
	2010	2011	2012
Domestic:
Federal	$—	$—	$—
State	61	51	40
Foreign	65	173	207

	$126	$224	$247

d. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are derived from its U.S. net operating loss carry forwards and other temporary differences.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 11:- Income Taxes (Cont.)

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company’s history of losses, the Company established a full valuation allowance.

	December 31,
	2011	2012
Carry forward losses	$4,167	$3,661
Deferred revenues	5,912	6,187
Accrued payroll, commissions, vacation	857	1,197
Allowance for doubtful accounts	754	836
Warrants	812	2,021
Accrued severance pay	204	252
Other	88	62

Net deferred tax assets before valuation allowance	12,794	14,215
Valuation allowance	(12,794)	(14,215)

Net deferred tax assets	$—	$—

e. Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the consolidated statements of operations is as follows:

	Year ended December 31,
	2010	2011	2012
Loss before taxes, as reported in the consolidated statements of operations	$(2,635)	$(3,574)	$(4,599)

Statutory tax rate	35%	35%	35%

Theoretical tax benefits on the above amount at the US statutory tax rate	$(922)	$(1,251)	$(1,610)
Income tax at rate other than the U.S. statutory tax rate	(223)	(308)	(82)
Tax advances and non-deductible expenses including equity based compensation expenses	221	(340)	379
Utilization of operating losses carry forward from prior years for which deferred taxes were not created	(1,708)	(1,430)	(644)
Operating losses and other temporary differences for which valuation allowance was provided	2,685	3,466	2,065
State tax	61	51	40
Taxes in respect to prior years		(70)	—
Tax reserve for uncertain tax positions	—	—	150
Other individually immaterial income tax items	12	106	(51)

Actual tax expense	$126	$224	$247

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 11:- Income Taxes (Cont.)

f. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the year ended December 31, 2012 and the nine month period ended September 30, 2013 are as follows:

Gross unrecognized tax benefits as of January 1, 2012	$—
Increase in tax position for current year	150

Gross unrecognized tax benefits as of December 31, 2012	150
Increase in tax position for current year	—

Gross unrecognized tax benefits as of September 30, 2013 (unaudited)	$150

The Company recognized interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $ 0, $ 0 and $ 25 for the years ended December 31, 2010, December 31, 2011 and December 31, 2012, respectively.

g. Foreign taxation:

1. Tax rates:

Taxable income of VSL was subject to tax at the rate of 25%, 24% and 25% in 2010, 2011 and 2012, respectively. Starting July 1, 2013, VSL is subject to tax at the rate of 26.5%.

Taxable income of VSUK was subject to tax at the rate of 21%, 20.25% and 20% in 2010, 2011 and 2012, respectively.

Taxable income of VSG was subject to tax at the rate of 15% in 2011 and 2012.

Taxable income of VSF was subject to tax at the rate of 33.33% in 2012.

As of December 31, 2012, VSL had an accumulated tax loss carry-forward of approximately $ 550. These tax losses in Israel can be carried forward and offset against taxable income indefinitely.

2. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

Conditions for entitlement to the benefits:

The benefits available to a Beneficiary Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Beneficiary Enterprise). If VSL does not fulfill these conditions, in whole or in part, the benefits can be cancelled, and VSL may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest.

The Office of the Chief Scientist at Israel’s Ministry of Industry, Trade and Labor approved the Israeli subsidiary as an R&D-incentive enterprise for a foreign resident company in accordance with the Encouragement of Capital Investments (Consolidated Version) Law.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 11:- Income Taxes (Cont.)

If cash dividends are distributed out of tax exempt profits in a manner other than upon complete liquidation, VSL will then become liable for tax at the rate of 10%-25% (depending on the level of foreign investments in VSL) in respect of the amount distributed.

As of December 31, 2012, VSL had $ 3,232 of tax-exempt income attributable to its Beneficiary Enterprise programs and an income tax liability of up to $ 589 as of December 31, 2012.

The Company’s board of directors has determined to reinvest its tax-exempt income in the Israeli subsidiary and does not intend to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to its Beneficiary Enterprise.

Temporary, partial tax relief for repatriation of exempt income:

On November 5, 2012, the Israeli Parliament approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of its official publication (December 2012). The Israeli government agreed to grant relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “temporary order”). The temporary order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of “trapped” retained earnings will result in a higher relief from corporate income tax.

According to the new linear statutory formula, the corporate income tax to be paid would vary from 6% to 17.5% effective tax rate (depending on the company’s corporate tax rate in the year in which the income was derived and the amount of “trapped” retained earnings elected to be relieved), without taking into account the 15% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The temporary order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the temporary reduced tax relief by November 12, 2013 in respect of exempt retained earnings accrued up until December 31, 2011, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the “released” earnings are re-invested in Israel in at least one of the following: industrial activities, research and development activities, assets used by the company and salaries of newly recruited employees, for a period of up to five years. The new amendment and temporary provision did not have any impact on the Company.

3. Undistributed earnings of foreign subsidiaries:

The Company’s foreign subsidiaries have undistributed earnings amounting to $2,074 and $770 as of December 31, 2012 and September 30, 2013 (unaudited), respectively. The Company does not intend to distribute any amounts of such undistributed earnings as dividends, but rather intends to reinvest these earnings in its foreign subsidiaries. Accordingly, no deferred income tax liability has been provided. If the Company intended to distribute these earnings to the Company in the form of dividends or otherwise, the Company would be subject to additional taxes in the amount of approximately $465 and $151 as of December 31, 2012 and September 30, 2013 (unaudited), respectively.

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 11:- Income Taxes (Cont.)

h. Tax assessments:

The Company has final tax assessments in the U.S. through 2008, in Israel through 2008, in the UK through 2010, and in Germany through 2011.

Note 12:- Financial Expenses, Net

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Financial income:
Interest on bank deposits	$6	$62	$97	$65	$23
Revaluation of warrants	—	233	—	—	—
Foreign currency transactions gains, net	—	300	320	—	402

	6	595	417	65	425

Financial expenses:
Deferred charges	—	—	141	86	162
Revaluation of warrants	1,071	—	3,195	2,834	1,508
Bank charges	16	28	40	88	144
Foreign currency transactions loss, net	98	—	—	17	—
Change in fair value of forward contracts	—	72	—	—	—
Interest expenses	270	666	86	8	1

	(1,455)	(766)	(3,462)	(3,033)	(1,815)

	$(1,449)	$(171)	$(3,045)	$(2,968)	$(1,390)

VARONIS SYSTEMS, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share and per share data)

Note 13:- Geographic Information and Major Customer and Product Data

Summary information about geographic areas:

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from licensing of software, sale of professional services, maintenance and technical support (see Note 1 for a brief description of the Company’s business). The following is a summary of revenues within geographic areas:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Revenues based on customer’s location:
United States	$18,294	$23,588	$31,062	$20,576	$27,888
EMEA	9,149	14,234	18,690	11,991	16,730
Rest of the World	1,422	1,957	3,658	2,286	4,309

Total revenues	$28,865	$39,779	$53,410	$34,853	$48,927

During the year ended December 31, 2012 and the nine month period ended September 30, 2013, there were no sales to a single customer exceeding 10% of the Company’s revenues.

In 2010 and 2011, there were sales to a single customer which represented 29.9% and 16.3%, respectively, of the Company’s total revenues.

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
Long-lived assets by geographic region:
United States	$295	$549	$672
Israel	533	686	829
Other	27	63	64

	$855	$1,298	$1,565

Note 14:- Subsequent Events

The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. For its consolidated financial statements as of December 31, 2012, the Company evaluated subsequent events through August 20, 2013, which is the date the financial statements were issued. For its interim financial statements as of September 30, 2013 (unaudited) and for the nine month period then ended (unaudited), the Company evaluated subsequent events through November 12, 2013, the date that the consolidated financial statements were issued.

                                                 Shares

Varonis Systems, Inc.

COMMON STOCK

PRELIMINARY PROSPECTUS

MORGAN STANLEY	BARCLAYS	JEFFERIES

RBC CAPITAL MARKETS

NEEDHAM & COMPANY

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                        , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee		$12,880
FINRA filing fee		15,500
Listing fees			*
Transfer agent’s fees			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses			*
Miscellaneous			*
Total	$		*

*	To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Ninth of the Registrant’s amended and restated certificate of incorporation provides for indemnification by the Registrant of members of its board of directors, members of committees of its board of directors and of other committees of the Registrant, and its executive officers, and allows the Registrant to provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, in each case to the maximum extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant has also entered into separate indemnification agreements with each of its directors which are in addition to the Registrant’s indemnification obligations under its amended and restated certificate of incorporation. These indemnification agreements may require the Registrant, among other things, to indemnify its directors against expenses and liabilities that may arise by reason of their status as directors, subject to certain exceptions. These indemnification agreements may also require the Registrant to advance any expenses incurred by its directors as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors’ and officers’ insurance.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended, or the Securities Act:

1.	On January 30, 2012, we purchased 87,100 shares of common stock from Mr. Faitelson at a purchase price of $11.48 per share, representing an aggregate total purchase price of $999,999. Mr. Faitelson used the proceeds of this sale to pay taxes owed by him due upon the exercise of certain company stock options. We then sold 43,550 of the acquired shares at the same price to affiliates of Accel Partners (of which 42,531 were purchased by Accel Europe L.P. and 1,019 were purchased by Accel Europe Investors 2004 L.P.) and 43,550 of the acquired shares at the same price to affiliates of Pitango (of which 42,629 were purchased by Pitango Venture Capital Fund IV L.P. and 921 were purchased by Pitango Venture Capital Principals Fund IV L.P.).

2.	On February 24, 2011, we issued and sold an aggregate of 217,752 shares of our Series E convertible preferred stock, $0.001 par value per share, in a private placement transaction at a price per share of $11.48. All shares of our Series E convertible preferred stock are convertible into shares of our common stock at the option of the holder, in whole or in part, at a price of $11.48 per share. The conversion price is subject to adjustment upon recapitalizations and other events.

We used the net proceeds of this issuance and sale of our Series E convertible preferred stock to pay the purchase price for 108,876 shares of common stock from each of Mr. Faitelson, our President, Chief Executive Officer and director, and Mr. Korkus, our Chief Technology Officer and director, on the same day as described under “Certain Relationship and Related Transactions—Transactions With Our Directors, Executive Officers and 5% Holders—Repurchase of Shares.”

The following table sets out the participation in this transaction of all purchasers involved:

Name	Aggregate Consideration Paid	Shares of Series E Convertible Preferred Stock
Accel Europe L.P.	$1,445,844.05	125,934
Accel Europe Investors 2004 L.P.	$34,638.08	3,017
Pitango Venture Capital Fund IV L.P.	$997,971.54	86,924
Pitango Venture Capital Principals Fund IV L.P.	$21,549.77	1,877

TOTAL:	$2,500,003.44	217,752

3.	During this period, we issued to directors, officers and employees options to purchase an aggregate of 847,829 shares of common stock with a weighted average exercise price of $12.75 per share, pursuant to the our 2005 Plan.

4.	During this period, upon the exercise of stock options, we issued 680,683 shares of common stock to certain officers, directors and employees in exchange for $661,883.

None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. The securities referenced in 1 and 2 above were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

The securities referenced in 3 and 4 above were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation S and Rule 701 thereunder.

Item 16. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY, on the 12th day of November, 2013.

VARONIS SYSTEMS, INC.

By:	/s/ Yakov Faitelson
Name: Yakov Faitelson
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yakov Faitelson Yakov Faitelson	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	November 12, 2013

* Ohad Korkus	Chief Technology Officer and Director	November 12, 2013

/s/ Gili Iohan Gili Iohan	Chief Financial Officer (Principal Financial Officer) and Principal Accounting Officer	November 12, 2013

* Kevin Comolli	Director	November 12, 2013

* John J. Gavin, Jr.	Director	November 12, 2013

* Rona Segev-Gal	Director	November 12, 2013

* Erez Shachar	Director	November 12, 2013

* Fred Van Den Bosch	Director	November 12, 2013

* Pursuant to Power of Attorney

By:	/s/ Yakov Faitelson
Yakov Faitelson

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

3.3	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.4	Bylaws of the Registrant, as currently in effect

4.1*	Specimen common stock certificate of the Registrant

4.2	Third Amended and Restated Investors’ Rights Agreement, dated as of February 24, 2011, by and among the Registrant and certain holders of the Registrant’s capital stock named therein(1)

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1*	Form of Indemnification Agreement between the Registrant and its directors and officers

10.2	2005 Stock Plan, as amended May 7, 2013(1)

10.3*	2013 Omnibus Equity Incentive Plan

10.4	Loan and Security Agreement, dated as of November 14, 2011, by and between Bridge Bank National Association and the Registrant

10.5	Loan and Security Modification Agreement, dated as of May 29, 2012, by and between Bridge Bank National Association and the Registrant

10.6	Plain English Growth Capital Loan and Security Agreement, dated as of May 29, 2012, by and between TriplePoint Capital and the Registrant

10.7	First Amendment to Plain English Growth Capital Loan and Security Agreement, dated as of May 21, 2013, by and between Triple Point Capital and the Registrant

10.8*	Employment Agreement by and between the Registrant and Yakov Faitelson, dated , 2013

10.9*	Employment Agreement by and between the Registrant and Ohad Korkus, dated , 2013

10.10*	Employment Agreement by and between the Registrant and Gili Iohan, dated , 2013

10.11*	Employment Agreement by and between the Registrant and James O’Boyle, dated , 2013

10.12	Israel Office Lease, dated as of June 17, 2013, by and between Wintegra Ltd. and Varonis Systems Ltd.

10.13	New York Office Lease, dated as of December 19, 2011 by and between JT MH 1250 Owner LP and the Registrant(1)

10.14†	EMC Select Distributor Agreement for Software, dated January 24, 2007, by and between EMC Corporation and the Registrant(1)

10.15†	Amendment No. 1 to the EMC Select Distributor Agreement for Software, dated July 2011, by and between EMC Corporation and the Registrant(1)

21.1	Subsidiaries of the Registrant(1)

23.1	Consent of Kost Forer Gabbay & Kasierer, independent registered public accountants

23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-4 to the original filing of this Registration Statement on Form S-1 on October 22, 2013)

*	To be filed by amendment.
†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.
(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File 333-191840) with the SEC on October 22, 2013 and incorporated.